As filed with the Securities and Exchange Commission on August 18, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FCStone Group, Inc.

(Exact name of registrant as specified in its charter)

Iowa	6221	42-1091210
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

(515) 223-3788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul G. Anderson

President and Chief Executive Officer

FCStone Group, Inc.

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

(515) 223-3756

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig L. Evans Shook, Hardy & Bacon L.L.P. 2555 Grand Boulevard Kansas City, Missouri 64108-2613 (816) 474-6550	Richard A. Malm Dickinson, Mackaman, Tyler & Hagen, P.C. 1600 Hub Tower 699 Walnut Street Des Moines, Iowa 50309 (515) 246-4516

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and all other conditions to the restructuring pursuant to the plan of conversion described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, no par value	6,050,000(1)	$10.00	$55,724,000(2)	$7,061
Subscription Rights	1,450,000	N/A	N/A	$0	(4)

(1)	Based on the issuance of 4,600,000 shares of common stock resulting from an appraisal of the company of $46 million, which is the high end of management’s anticipated range for the appraisal, plus the issuance of an additional 1,450,000 shares of common stock issued pursuant to the subscription rights.
(2)	Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933 based on the total book value of $41,224,000 on May 31, 2004 of the shares of Class A and Class B common and preferred stock to be converted into shares of a new class of common stock, plus an additional $14,500,000 to reflect the issuance of 1,450,000 shares pursuant to the subscription rights. .
(3)	The registration fee is calculated as follows: 0.0001267 multiplied by the proposed maximum aggregate offering price.
(4)	The subscription rights are being issued without separate consideration.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROPOSED RESTRUCTURING

of FCStone Group, Inc., an Iowa corporation operating on a cooperative basis

[FCSTONE LETTERHEAD]

Dear Member:

The board of directors of FCStone Group, Inc., and its senior management, after careful analysis of the company’s business and structure, have decided to propose a significant structural change to the company’s form of business. The cooperative structure has been beneficial to us for many years. We have reached a point, however, where we believe we must consider a different operating structure in order to gain the flexibility necessary to expand our current business and to pursue new opportunities. After carefully exploring alternatives, the board of directors and senior management have determined that it is in the best interests of the company and its members to restructure our business. The restructuring will be effected by converting the existing shares of common and preferred stock and patronage-based rights in the company into shares of a new class of common stock, and by amending the company’s articles of incorporation and bylaws to terminate the company’s cooperative status and end the patronage-based rights accruing to the company’s members. Additional investment in the company will be solicited from existing stockholders, and we anticipate that an employee stock ownership plan will be established. We believe that the proposed restructuring will increase the ability of the company to serve its members and other customers, as well as enhance the value of the ownership interests in the company by converting the existing patronage-based relationship with members into an investment-based relationship.

Although the restructuring will change the form of the company, we intend to continue serving as an integral part of the cooperative system. Our board, which will continue to consist of cooperative managers after the restructuring, expects the restructuring to create a stronger, more agile organization, but one no less dedicated to supporting the needs of our cooperative customers.

The restructuring cannot proceed without our stockholders’ approval. As described in the attached notice of special meeting, we will be holding a special meeting of stockholders at 10:00 a.m., local time, on             , 2004 at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa, for the purpose of approving the restructuring. To vote, you are invited to attend the special meeting and submit your ballot at that time or to return the enclosed proxy. Your vote is very important. Our board of directors has approved the restructuring and recommends that you vote “FOR” approval of the restructuring. The affirmative vote of a majority of the votes cast by class, in person or by proxy, at the special meeting is required to approve the restructuring.

In the restructuring, existing member stock consisting of Class A stock and subscriptions, Class B common stock and preferred stock will be converted into shares of a new class of common stock. Generally, each stockholder will receive one share of new common stock for each $10.00 in current stock held, after giving effect to the application of patronage dividends for the fiscal year ending August 31, 2004. Patronage-based rights of members as of August 31, 2004, will be converted into shares of new common stock and nontransferable subscription rights based on a formula that takes into account the appraised value of the company and the last three years of patronage by each member. The subscription rights will permit stockholders to purchase 100 additional shares of new common stock for each 200 shares of new common stock received in the conversion of patronage-based rights at a cost of $10.00 per share.

These transactions will result in an offering of the new common stock to the company’s existing common and preferred stockholders. The new common stock of the company will remain subject to substantial restrictions on transfer. No public market currently exists for these securities and no public market is expected to develop for these securities.

Attached is a proxy statement of the company and prospectus of the new common stock which provides detailed information about the proposed restructuring. We encourage you to carefully review the entire proxy statement-prospectus. We have not authorized anyone to provide you with information that is different from the information contained in the proxy statement-prospectus. Information on our web site is not part of the proxy statement-prospectus. Please see “Risk Factors” beginning on page 9 to read about important factors you should consider before voting.

Bruce Krehbiel Chairman	Paul G. Anderson Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE RESTRUCTURING OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The proxy statement-prospectus is dated             , 2004, and is first being mailed to stockholders on or about             , 2004.

2

FCSTONE GROUP, INC.

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON              , 2004

To the Stockholders:

This is a notice of a special meeting of the stockholders of FCStone Group, Inc, an Iowa corporation, (the “company”) to be held on             , 2004 at 10:00 a.m., local time, at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa for the purpose of considering:

1. A proposal to restructure the company by terminating the company’s cooperative status and ending the patronage-based rights accruing to the company’s stockholders. To effect the restructuring, the articles of incorporation of the company will be amended to convert shares of, and subscriptions for, the Class A common stock, the Class B common stock and the preferred stock in the company into shares of a new class of common stock in the company. Stockholders and subscribers will receive 500 shares of new common stock for each fully-paid share of Class A common stock, $5,000 par value, 10,000 shares of new common stock for each fully-paid share of Class B common stock, $100,000 par value, one share of new common stock for each $10.00 of paid subscription and one share of new common stock for each $10.00 in par value of preferred stock they hold as of the effective date of the restructuring. The membership interests in the company represented by patronage-based rights as of August 31, 2004, will be converted into (i) shares of new common stock based on a formula and (ii) nontransferable subscription rights to purchase additional shares of new common stock at a purchase price of $10.00 per share within 60 days after the distribution of new common stock and subscription rights. If the proposal is approved, the distribution of new common stock and subscription rights is expected to take place on or after December 1, 2004.

2. Such other business as may properly come before the meeting.

The close of business on             , 2004 has been fixed as the record date for determining those stockholders of the company entitled to vote at the special meeting and any adjournments or postponements of the meeting. Only holders of record may vote at the meeting. The company has determined that stockholders are not entitled to assert appraisal rights under the Iowa Business Corporation Act in the event the restructuring is approved.

Your vote is important. The board of directors of the company solicits you to sign, date and promptly mail the proxy in the enclosed postage prepaid envelope, regardless of whether or not you intend to be present at the special meeting of stockholders. Sending in your proxy now will not interfere with your right to attend the meeting or to vote your shares personally at the meeting if you wish to do so. You may revoke your proxy with respect to any proposal at any time prior to completion of the vote, by following the procedures set forth in the accompanying proxy statement-prospectus.

BY ORDER OF THE BOARD OF

DIRECTORS

Eric Parthemore

Secretary of the board of directors

            , 2004

West Des Moines, Iowa

The board of directors of the company recommends that stockholders vote for approval of the proposed restructuring. As of the             , 2004 record date for the determination of shares of the company eligible to vote, there were 418 Class A common shares, five Class B shares and 13,000 preferred shares outstanding and entitled to vote on the proposal.

PROXY STATEMENT-PROSPECTUS

QUESTIONS AND ANSWERS ABOUT THE RESTRUCTURING

Below are answers to questions that we anticipate will be frequently asked by stockholders in connection with making a decision on whether to approve the restructuring. We encourage you to read this entire document to obtain more complete answers to these questions.

Q1:	What is the restructuring being proposed and what will I receive?

A:	We are proposing to restructure from a cooperative into an ordinary business corporation. The restructuring will involve amending our articles of incorporation and bylaws to remove provisions which establish our cooperative character, including the obligation to pay patronage dividends, and adopting certain other provisions that are beneficial to the operations of an ordinary business corporation, while maintaining much of the company’s existing governance structure. Currently, members hold Class A common stock or subscriptions, Class B common stock, and preferred stock in the company and earn patronage-based rights. We will recapitalize by converting the Class A common stock and subscriptions, Class B common stock, and preferred stock into newly issued shares of common stock (“new common stock”). If the restructuring is approved, you will receive 500 shares of new common stock issued by the company for each fully paid share of Class A common stock, $5,000 par value, or 10,000 shares of new common stock for each fully paid share of Class B common stock, $100,000 par value, and one share of new common stock for each $10.00 in par value of each preferred share you hold as of the effective date of the restructuring. Partially paid subscriptions for shares of Class A common stock will be converted at a rate of one new common share for each $10.00 paid. The membership interests represented by patronage-based rights as of August 31, 2004, will be converted into (a) shares of new common stock on a pro rata basis based on an appraisal of the company and a formula based on patronage for the three fiscal years ending August 31, 2004, and (b) nontransferable subscription rights to purchase additional shares of new common stock at a purchase price of $10.00 per share within 60 days after the distribution of new common stock and subscription rights. The restructuring will be undertaken after patronage for the fiscal year ending August 31, 2004 is paid in cash and stock.

Q2:	Will the ownership of the company change?

A:	After the restructuring, ownership interests in the company will be represented by new common stock. Shares of new common stock and subscription rights will be distributed solely to the existing members as of the effective date of the restructuring. We also intend to issue stock to an Employee Stock Ownership Plan, or ESOP, after the restructuring. See Question 12 below.

Q3:	How will the number of shares distributed to each member be determined?

A:	The total number of shares of new common stock to be distributed will be determined by dividing the fair market value of the company, as determined by an appraisal, by $10.00. Each member’s existing stock ownership represented by common stock or subscriptions, and preferred stock will be converted by distribution of shares of new common stock at a conversion rate of one share of new common stock per $10.00 in current stock held. The remaining shares of new common stock will be distributed based on each member’s pro-rata share of patronage determined by a formula based on patronage for the last three fiscal years, including the year ending August 31, 2004. In the case of Class A members, the formula utilizes the actual patronage paid during the three-year period. In the case of Class B members, the patronage will be limited to $1.35 per round turn trade, which is less than the patronage paid to those members.

Q4:	Why are Class A and Class B amounts calculated differently?

A:	Historically, the commissions paid by Class A and Class B members have not been comparable. As a result, the patronage amounts paid are not comparable between the two classes. The patronage amount for

Class B members was adjusted downward to arrive at a more accurate reflection of the relative patronage. The formula to be used is intended to fairly allocate shares of new common stock between the two classes of members, and in the judgment of the board of directors and management, does so.

Q5:	Why is the company proposing to restructure?

A:	As part of an on-going analysis of our business, the board of directors and senior management have identified several primary factors which led them to recommend the proposed restructuring to the stockholders. They include:

•	Given the competitive nature of the industries in which we do business, we believe that the company will need significant capital resources to fund on-going and future activities. If the business were to continue operating on a cooperative basis, our ability to raise and retain capital would be limited. After the restructuring, we will be able to issue common equity more freely and have the flexibility to raise new capital in a timely fashion.

•	We expect the restructuring to afford us greater flexibility to retain earnings and to position us to have greater access to capital, both of which we believe are necessary to allow our business to keep pace with the growth, consolidation and cost structure within the commodities/futures industry. The restructuring will allow us to form an ESOP and to issue nontransferable subscription rights to purchase additional shares of new common stock in connection with the restructuring, the proceeds of which will increase our capital and improve our balance sheet.

•	We believe that the restructuring could improve the liquidity of your investment in the company. Currently, common and preferred stock may be transferred only as an incident of membership in the company. After the restructuring, a stockholder may transfer its common shares to (a) any other holder of common shares (unless the transferee would hold more than 5% of the issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. In addition, it is the current intention of the board of directors to redeem a limited number of common shares every year, although the board will not be obligated to redeem any shares.

•	The likely tax impact of the restructuring upon the company and its stockholders, the loss of the patronage dividend deduction and the additional costs of being a public company are acceptable, given the expected benefits to both the business enterprise and the company’s stockholders.

•	Growth of our business with non-members has reduced the significance of our cooperative status and pushed us closer to the boundaries of the definition of a cooperative under applicable law.

•	The restructuring will allow us to make distributions to our stockholders based on their equity interests rather than their patronage.

•	The restructuring will allow us to retain most aspects of our current system of corporate governance. We intend to limit the transfer of common stock of the company to cooperatives and the ESOP. We will also maintain our existing system of nominating eight Class I board members on a regional basis, with one Class II board member being nominated by the 12 largest stockholders and the ESOP, and one Class III board member being nominated by the other board members.

•	The restructuring will unlock the value of the company which to date has not been fully recognized in the value of the existing membership interests. We believe the restructuring will enhance the value of the individual ownership interests of members in the company by converting such interests into stock with an investment value more directly related to the value of the company.

We considered a number of other factors which support the proposed restructuring, including possible future adverse tax consequences to us and our stockholders, the costs of operating as a public company and our ability to retain our current corporate governance and existing base of shareholders. See “The Restructuring — Reasons for the Restructuring.”

Q6:	In analyzing the proposed restructuring, did the board and senior management consider alternatives for the business to raise capital?

A:	We analyzed a variety of alternatives for structuring the business going forward and for obtaining capital investment. In addition to the restructuring as currently proposed, we considered a number of other alternatives including issuing subordinated debt, bringing in a large equity investor, seeking a joint venture with a well-capitalized partner, engaging in an initial public offering of our stock, and maintaining the status quo.

Q7:	How might my liquidity be improved by the restructuring?

A:	We believe that the restructuring could improve the liquidity of your membership interests. The existing Class A and Class B common stock, preferred stock and other membership interests are not transferable. The new common stock will be subject to restrictions on transfer, but will be transferable among existing stockholders or to others with the approval of the board of directors. The opportunity may also arise to sell shares of common stock to an ESOP proposed to be established by the company, although no current plans for such sales exist at this time. In addition, we may establish a share repurchase program, although no current plans for such a program exist. We believe it may be possible to sell your equity interests after the restructuring; however, we expect that the improvement in liquidity immediately following the restructuring will be limited, because the company intends to limit its stockholders to cooperatives and the ESOP. See “The Restructuring — Resales of Common Stock.”

Q8:	Will patronage dividends continue to be paid?

A:	No. Our status as a cooperative will be terminated. A final patronage dividend will be declared and paid for the fiscal year ending August 31, 2004, but no patronage dividends will be paid thereafter. A regular dividend payable on a per share basis to holders of new common stock may be declared and paid at the discretion of the board of directors. If our financial results and condition are adequate, the board of directors anticipates payment of a regular annual dividend in the future.

Q9:	How will the company and its members be taxed on the restructuring?

A:	We generally expect that the company and its stockholders should not recognize gain or loss for U.S. federal income tax purposes as a result of the restructuring. See “The Restructuring — Material U.S. Federal Income Tax Consequences.”

Q10:	How will voting rights change as a result of the restructuring?

A:	Currently, each member of the company is limited to owning one share of Class A or Class B common stock. Following the restructuring, each stockholder will own the number of shares of new common stock which is proportional to the number of shares of new common stock distributed in the restructuring and any shares of new common stock acquired upon exercise of the subscription rights. Holders of common stock will continue to vote on matters such as the election or removal of directors, mergers, sales of all or substantially all of the assets of the company, dissolution of the company and amendments to the articles of incorporation. After the restructuring, each share of common stock will continue to carry one vote, but stockholders will be able to vote the number of shares of common stock held. As a result, instead of each member having one vote, stockholders with more new common stock in the company will have greater proportionate voting power after the restructuring.

Currently, under the company’s bylaws, members also participate in the process of nomination for election to the board of directors on a one-member/one-vote basis, by casting nominating ballots. The nomination process is applied on a regional basis for eight of the ten members of the board of directors. Another board member is nominated by ballot of the twelve largest stockholders and the ESOP, and one board member is nominated by the other members of the board of directors. We intend to continue this nominating process after the restructuring.

Q11:	What are nontransferable subscription rights and how do I exercise them?

A:	As part of the restructuring, we will issue a nontransferable subscription right to each of our stockholders, which is a right to purchase during a 60-day period following issuance, additional shares of new common stock, in exchange for the stockholder’s patronage-based rights. Each subscription right will give the holder the right to purchase 100 shares of new common stock for each 200 shares of new common stock received in the restructuring in exchange for patronage-based rights. The subscription rights will be granted in 100 share blocks, rounded up to the next highest multiple of 100. The exercise price of subscription rights will be $10.00 per share. The subscription rights generally must be exercised in full. Partial exercises are only allowed if the subscription is for at least 1,000 shares of new common stock.

A stockholder who wishes to exercise subscription rights granted as part of the restructuring will be required to do so within 60 days after the distribution date provided in the plan of conversion. We expect the distribution date to be on or about December 1, 2004. The subscription rights of a particular holder, if not exercised, will terminate at the end of the 60-day exercise period.

Q12:	Will the Company establish an ESOP as a result of the restructuring?

A:	The restructuring will give us the ability to adopt an employee stock ownership plan, or ESOP, and the board of directors has authorized our management to take steps to establish an ESOP. However, an ESOP cannot be implemented unless the stockholders vote to approve the proposed restructuring. The proposed bylaws will limit the ESOP to ownership of 20% of the new common stock of the company. Sales of new common stock to the ESOP will be at its appraised value. Sales of shares of common stock to the proposed ESOP will allow us to raise capital while capturing certain tax advantages. In addition, ownership through the ESOP of a percentage of our equity may assist us in retaining and attracting quality employees, and will align the interests of the employees and the stockholders. See “The Restructuring — The Proposed ESOP.”

Q13:	Will the restructuring affect the company’s relationship with CoBank?

A:	No. After the restructuring, we will remain eligible to do business with CoBank, ACB, as long as at least 50% of our ownership interests continue to be held by eligible cooperatives. The board of directors intends to limit ownership of our common stock to ensure that we remain eligible to do business with CoBank.

Q14:	Does the restructuring require regulatory approval?

A:	No. Other than applicable state, provincial and federal securities registration requirements, we do not need to make any filings with or seek the approval of any regulatory agency in connection with the restructuring.

Q15:	If I oppose the restructuring, will I be able to assert appraisal rights under Iowa law?

A:	No. Under Iowa corporate law, stockholders of the company who oppose the restructuring will not have the statutory right to dissent from the transaction and demand the cash payment of the fair value of their shares.

SUMMARY

The following summary, together with the preceding Question and Answer section, highlights selected information from this proxy statement-prospectus and may not contain all of the information that is important to you. To understand the transaction fully and for a complete description of the legal terms of the restructuring, we encourage you to read this entire document, including the section entitled “Risk Factors,” the appendices and the financial statements and related notes to those statements included in this document.

The Company

FCStone Group, Inc. is an Iowa corporation operating on a cooperative basis. The company operates its businesses in several segments, including:

Commodity and Risk Management Services. Our primary business in this segment is to offer commodity risk management services to our customers using futures, options and other derivative instruments. Our principal operating subsidiary is FCStone, LLC, a wholly owned Iowa limited liability company, registered with the Commodity Futures Trading Commission as a futures commission merchant, or FCM. Customer accounts maintained in this segment are primarily used by customers for hedging as a part of their commodity merchandising and acquisition programs. The company also acts as a broker for physical grain, fertilizer, and energy commodities and offers related transportation services. “Over-the-counter” commodity swaps and trade options are brokered with our parent company’s wholly owned limited liability company, FCStone Trading, LLC, as counterparty. We offer a full range of consulting, brokerage and transaction services through our staff of risk management consultants, supported by systems used to gather, disseminate and utilize commodity market information and intelligence.

Clearing and Execution Services. We offer low-cost clearing and direct execution services to professional, commercial, institutional and retail customers in the Stone Division under the service name Futures Direct®. The Futures Direct® program provides qualified clients direct access to the trading floor. This format provides an efficient method of order entry for these customers.

Grain Merchandising. We act as a dealer in, and manager of, physical grain and fertilizer through a majority interest in FGDI, LLC. FGDI acts as a grain dealer in the United States and international markets, primarily in Canada, Latin America and the Far East and also manages a pool of grain originated by a group of elevators in Texas. FGDI provides links between suppliers and purchasers of grain products through its network of contacts in the industry. FGDI’s activities are supported by facilities, the most significant of which are a leased export terminal facility at the port of Mobile, Alabama and a fleet of leased rail cars.

Financial Services. We offer financing and facilitation for customers to carry commodities through our wholly-owned subsidiary, FCStone Financial, Inc., and our majority ownership of FCStone Merchant Services, LLC. The primary activity of FCStone Financial is sale/repurchase agreements whereby it purchases grain evidenced by warehouse receipts subject to a simultaneous agreement to resell such grain back to the seller at a later date. FCStone Merchant Services, LLC expects to do similar transactions, in energy, grain and other commodities, as well as transactions where it shares in commodity profits with customers in exchange for financial support, but is newly formed and does not yet have any material operating history.

Our principal offices are located at 2829 Westown Parkway, Suite 200, West Des Moines, Iowa 50266, and our telephone number is 515-223-3788.

The Restructuring

The restructuring, if approved, will convert the company from a cooperative into a regular business corporation and will be followed by an offering of common stock to our members by means of nontransferable subscription rights, and the organization of an employee stock ownership plan. We have attached a copy of the proposed plan of conversion and the amended and restated articles of incorporation of the company to this proxy statement- prospectus as part of Appendix A. We encourage you to read the proposed plan of conversion and the proposed amended and restated articles of incorporation as they are the legal documents that govern the restructuring.

As a result of the restructuring, we will no longer operate as a cooperative and will cease paying patronage dividends. We may pay dividends in the future on a per-share basis at the discretion of the board of directors.

The Special Meeting

A special meeting of the stockholders of the company will be held on             , 2004, at 10:00 a.m., local time, at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa, to vote on a proposal to restructure the company as described herein. The close of business on             , 2004 has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the meeting. You may vote by attending the special meeting and submitting your vote on the ballot provided at that time or by completing and submitting a proxy card at or prior to the meeting. A quorum of stockholders eligible to vote must exist at the special meeting, either in person or by proxy, to approve the restructuring. If holders of at least 50% of the Class A common stock, at least 50% of the Class B common stock, and at least 50% of the preferred stock are present at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast at the special meeting by the Class A shares, the Class B shares and the preferred shares, voting as separate classes, is required to approve the restructuring. Abstentions will be counted as present for the purposes of determining the presence of a quorum at the special meeting. Abstentions will not be counted as votes cast.

You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person by requesting a ballot and voting at the meeting. Simply attending the meeting without voting, however, will not revoke your proxy.

You should carefully read and consider the information contained in this document. Then, please fill out, sign and mail your proxy card as soon as possible so that your shares may be represented at the special meeting.

Interests of Officers and Directors

ESOP

We plan to adopt an employee stock ownership plan, or ESOP, following the consummation of the restructuring. The ESOP will acquire shares of new common stock of the company at an appraised value and hold such shares for the benefit of the participating officers and employees. The proposed bylaws will limit the ESOP to owning no more than 20% of the equity of the company.

Other Equity-Based Plans

Following the restructuring, the company may consider additional equity-based incentive plans for its officers, directors and employees. The board of directors has no current plans, however, to adopt any other equity-based incentive plan.

Indirect Director Interests

Since each director of the company is a manager of a member of the company, each director has an indirect interest in the approval of the proposed transaction. In most cases, these members do a significant amount of business with the company and have significant patronage-based rights, which will be converted into new common stock upon consummation of the restructuring. If the restructuring is approved, the proportionate ownership interest of these members may increase.

SUMMARY FINANCIAL DATA

We derived the following historical financial information from our audited consolidated financial statements as of August 31, 2003 and August 31, 2002 and for each of the years in the three-year period ended August 31, 2003 and our unaudited consolidated financial statements as of and for the nine months ended May 31, 2004 and 2003, which are included elsewhere in this proxy statement-prospectus, and our audited consolidated financial statements as of and for the years ended August 31, 2001, August 31, 2000 and August 31, 1999, which are not included in this proxy statement-prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical per share data has been omitted because, under the cooperative structure, earnings of the cooperative are distributed as patronage dividends to members based on the level of business conducted with the cooperative as opposed to common stockholder’s proportionate share of underlying equity in the cooperative. Operating results for the nine months ended May 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending August 31, 2004. This table should be read together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this proxy statement-prospectus.

	Year Ended August 31,						Nine Months Ended May 31,
	2003	2002	2001	2000		1999	2004	2003
							(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Total revenues	$1,225,350	$893,754	$689,591	$446,230		$395,474	$1,276,686	$919,400
Cost of grain and fuel sold	1,149,272	828,290	633,367	404,394		361,547	1,201,117	862,063

Net revenues	76,078	65,464	56,224	41,836		33,927	75,569	57,337

Costs and expenses
Employee compensation and broker commissions	24,129	21,463	18,022	14,845		12,682	20,569	18,536
Pit brokerage and clearing fees	16,152	11,557	7,903	3,888		2,960	20,511	12,221
Introducing broker commissions	7,881	7,802	6,441	3,118		2,023	7,206	5,638
Interest	2,058	1,379	1,217	835		698	2,717	1,487
Depreciation and amortization	798	846	711	625		512	623	679
Other operating expenses	18,994	17,149	14,130	10,899		9,371	16,087	14,703

Total costs and expenses	70,012	60,196	48,424	34,210		28,246	67,713	53,264

Income before income tax expense and minority interest	6,066	5,268	7,800	7,626		5,681	7,856	4,073
Minority interest	561	600	242	—		—	371	329

Income after minority interest and before income taxes	5,505	4,668	7,558	7,626		5,681	7,485	3,744
Income tax expense	1,200	1,280	1,590	1,370		1,040	1,830	815

Net income	$4,305	$3,388	$5,968	$6,256		$4,641	$5,655	$2,929

Balance Sheet Data (at end of period):
Total assets	$491,852	$399,526	$271,911	$234,851	(1)	$115,446	$599,625	$449,797
Notes payable	76,048	65,013	24,179	8,702		7,859	112,483	88,252
Minority interest	4,109	3,758	3,243	—		—	5,284	3,877
Capital stock and equity	35,827	35,172	35,068	31,069		27,202	41,224	37,886

(1)	The company acquired the assets of a futures brokerage business on July 1, 2000 with assets of $118 million.

PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma data presented for the five years ended August 31, 2003 and the nine months ended May 31, 2004 and 2003 give pro forma effect to the restructuring from a cooperatively operated company to a regular business corporation. Adjustments to reflect this change include a reduction of commissions from the Class B member business and the loss of the patronage dividend deduction for income taxes. The pro forma number of common stock shares is based on an anticipated appraisal estimated to be $42 million, which is the midpoint of management’s anticipated appraisal range of $38 million to $46 million. Shares will be issued at $10 per share which would result in 4.2 million shares being issued.

	Year Ended August 31,					Nine Months Ended May 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
	(dollars in thousands, except per share data)
Total net revenues	$76,078	$65,464	$56,224	$41,836	$33,927	$75,569	$57,337
Total costs and expenses	70,012	60,196	48,424	34,210	28,246	67,713	53,264

Income before income tax expense and minority interest	6,066	5,268	7,800	7,626	5,681	7,856	4,073
Minority interest	561	600	242	—	—	371	329

Income before income tax expense	5,505	4,668	7,558	7,626	5,681	7,485	3,744
Pro forma adjustments (1)	447	336	316	367	510	368	352

Income before income tax expense, after pro forma adjustments	5,058	4,332	7,242	7,259	5,171	7,117	3,392
Pro forma income tax expense (2)	1,800	1,540	2,680	2,670	1,920	2,600	1,250

Pro forma net income	$3,258	$2,792	$4,562	$4,589	$3,251	$4,517	$2,142

Pro forma shares outstanding (3)	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000

Pro forma earnings per share	$0.78	$0.66	$1.09	$1.09	$0.77	$1.08	$0.51

(1)	Adjustment to commissions from Class B division.
(2)	Income tax expense without patronage dividend deduction.
(3)	Assumes 4.2 million shares outstanding assuming a $42 million appraisal of the company pursuant to the restructuring which is the midpoint of management’s anticipated range of $38 million to $46 million. No effect of shares potentially issued under subscription rights has been assumed.

RISK FACTORS

You should carefully consider the risks described below before making a decision on whether or not to approve the restructuring.

Risks Relating to the Restructuring

Cooperative tax treatment will be unavailable after the restructuring.

We currently are taxed for U.S. federal income tax purposes as a nonexempt cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended, and are generally taxed as a cooperative for state tax purposes. After the restructuring, we will no longer qualify as a cooperative for federal and state income tax purposes, but rather will be taxed as a C corporation.

Under Subchapter T, we are subject to tax only on nonmember and nonpatronage income and on any undistributed member patronage income. Our members are currently subject to tax in the year of receipt on patronage dividends received from the company, including patronage dividends paid in stock or other qualified written notices of allocation. Such patronage dividends are normally treated as ordinary income.

After the restructuring, we will be taxed at corporate rates on our entire net income, including net income that is derived from business done with persons who were members before the restructuring and who continue as stockholders. After the restructuring, distributions by the company to our stockholders will generally be taxed to the stockholders as corporate dividends.

The shares of common stock to be issued by the company will be subject to significant restrictions on transfer.

The ability to transfer your shares of new common stock will be restricted by the articles of incorporation and bylaws of the company. The proposed bylaws provide that your shares of the company’s common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee will hold more than 5% of issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. In addition, there may be restrictions placed upon certain transfers that would violate federal or state securities laws. As a result, you may be unable to find a suitable transferee for your shares and therefore be required to hold your shares of new common stock for an indefinite period of time.

The shares of common stock to be issued by the company have no public market and no public market is expected to develop.

There is no established public trading market for the new common stock that will be issued in the restructuring, and we do not expect one to develop in the foreseeable future. As a result, you may have to hold your new common stock for an indefinite period of time because you may not be able to readily resell your shares of new common stock.

The ability of the company to issue additional shares of common stock or other classes of shares may dilute or otherwise limit your voting or economic rights in the company.

The board of directors will be able to issue additional shares of common stock or preferred stock. The board of directors also can establish the designations, powers, preferences, rights, qualifications, limitations or restrictions of any preferred stock. Such rights, powers, preferences and privileges may be greater in voting power, liquidation and dividend rights than those associated with the common stock. These new shares could be issued at a lower price than the value of the common stock. Issuances of additional shares may have the effect of diluting or otherwise limiting your voting or economic rights in the company, particularly if the new shares are issued on more favorable terms than the new common stock issued in the restructuring.

Members will not know the total value and number of the shares of the company that they will receive in the restructuring until the appraisal is completed, which will not be until after the special meeting.

In the restructuring, the company’s stockholders will receive shares of new common stock. Since the special meeting will take place on             , 2004, and the appraisal will not be completed until sometime thereafter, members will not know the dollar value or number of shares of new common stock that they will receive for their patronage-based rights when they make a decision whether to vote for approval of the restructuring.

The loss of patronage dividends could affect our relationship with current members.

Under our current structure, members that transact business with or through the company receive a patronage dividend, which generally acts as a rebate to members of a certain amount of the fees paid to the company in the current year. The patronage dividend system promotes member business with the company and rewards higher volumes of transactions by members. Upon closing the restructuring, we will no longer pay patronage dividends and these incentives for member transactions with the company will disappear. When these incentives to do business with the company are gone, current members may decide to use other firms for commodity and risk management services, clearing and execution services, physical grain purchases and sales and financial services, which would negatively impact our business.

Your shares may be subject to redemption if you do not do business with the company.

Our articles of incorporation give us the right to redeem the shares of new common stock received in the restructuring by a stockholder if the board determines that a stockholder has not transacted business with or through the company for a period of two consecutive years. The shares may be redeemed by the company at the book value of such shares. The company has no obligation to exercise this redemption right.

Dividends to stockholders are not guaranteed after the restructuring.

After the restructuring, we will not be under any legal requirement to pay dividends based on patronage. We may elect not to pay any dividends after the restructuring, and any dividends that we pay may be substantially less than the cash portion of patronage dividends previously distributed to members by the company.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders.

Provisions of our articles of incorporation and bylaws could discourage, delay or prevent an acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer. These provisions include:

•	a board of directors that is classified so that only some of the directors are elected each year;

•	authorization of “blank check” preferred stock that the board of directors could issue to thwart a takeover attempt;

•	limitations on each stockholder’s percentage of beneficial ownership interest in the company;

•	limitations on business combinations with stockholders owning more than 5% of the issued and outstanding shares of common stock;

•	the ability of the board of directors to limit the transfer of stock to existing stockholders or persons approved by the board.

Tax-free treatment for the restructuring is not assured.

The restructuring is intended to qualify as a tax-free reorganization, and we will have obtained an opinion to that effect from McDermott Will & Emery LLP. No ruling has been or will be obtained from the Internal Revenue Service regarding any matter related to the restructuring. An opinion of counsel is not binding upon the Internal Revenue Service or the courts. There can be no assurance that the Internal Revenue Service will not assert, or that a court will not sustain, a contrary position. You are urged to consult with your tax advisor as to the U.S. federal income tax consequences of the restructuring, as well as the effects of state and local tax laws in light of your own tax situation. See “The Restructuring — Material U.S. Federal Income Tax Consequences.”

Risk Factors Regarding Commodity, Risk Management and Clearing Activities

Our business depends heavily on market and general economic conditions.

As a firm providing risk management services related to commodity prices and dealing in commodities, our business depends heavily on conditions in the commodity and financial markets and on economic conditions generally, both domestic and abroad. Many factors outside our control may directly affect the trading business, in many cases in an adverse manner. These include but are not necessarily limited to:

•	Commodity market conditions,

•	Economic and political conditions,

•	Broad trends in business and finance,

•	Legislation and regulation affecting the national and international business and financial communities,

•	Currency values,

•	Inflation,

•	Market conditions for agricultural and energy commodities,

•	The availability and cost of short-term or long-term funding and capital,

•	The credit capacity or perceived credit worthiness of the futures industry in the market place, and

•	The level and volatility of interest rates.

One of our subsidiaries is a futures commission merchant, or FCM, and clears commodities transactions on a number of commodities exchanges for its clients that trade commodities. The company, through another subsidiary, also acts as a principal in commodity swaps and trade options with our customers which are offset with an opposite transaction with other counterparties. Such client commodity accounts contain significant leverage and have a greater than average likelihood of becoming unsecured for clients incurring substantial losses, which ultimately could result in a loss to the company.

We are subject to a risk of legal proceedings, which may result in significant losses to us that we cannot recover.

Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the commodities trading industry face a significant amount of litigation and arbitration proceedings. Dissatisfied clients can make claims against their brokers for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure you that our risk management procedures and controls will prevent losses from fraudulent activity. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. Our bylaws provide for the indemnification of our officers and directors to the maximum extent permitted under Iowa law. Indemnification of employees may be provided in the discretion of the board of directors. We may be the subject of indemnification assertions under these documents by our officers or directors who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation has increased costs associated with attorneys’ fees. The amount of outside attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations for any reporting period.

We face legal uncertainties in the conduct of our business that could adversely affect our financial results.

Our business involves operations in futures markets, derivatives markets, and cash commodities markets. The legal and regulatory framework for these businesses involves substantial legal uncertainties, especially for agricultural commodities in the United States, and in international markets due to unresolved issues of a technical, legal, political and regulatory character. Recent examples in which legal uncertainties have led to losses by entities in the commodities business include disputes concerning Hedge to Arrive contracts and international and domestic losses from genetically modified grains. The exclusion of agricultural commodities from certain regulatory reforms of the Commodity Futures Modernization Act has particular significance for us because of our involvement in risk management related to agricultural commodities. These uncertainties create substantial risks for the company.

We are subject to increased governmental and organizational regulation.

Our businesses, and the commodity brokerage industry generally, are subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the Chicago Mercantile Exchange (our designated self-regulatory organization) and the National Futures Association, require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to our industry, the purpose of which is to protect customers and the integrity of the commodities markets, imposes significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our stockholders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules and regulations or the adoption of new statutes, rules and regulations could require us to alter our methods of operation at costs which could be substantial. In addition, our ability to comply with laws, rules and regulations is highly dependent upon our ability to maintain a compliance system which is capable of evolving with increasingly complex and changing requirements.

We depend on our ability to attract and retain key personnel.

Our business, as a service business, relies heavily upon our highly-skilled and often highly-specialized employees and executive officers and the relationships they form with clients. The unexpected loss of services of any of our key employees and executive officers, or the inability to recruit and retain highly qualified personnel in the future, could have an adverse effect on our business and results of operations.

We depend heavily on our communications and information systems, which are vulnerable to systems failures.

Any failure or interruption of our communications and information systems could cause delays in our trading activities, which could significantly harm our operating results. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

We are subject to margin funding requirements on short notice; failure to meet such requirements would significantly harm our business.

Our business involves establishment and carrying of substantial open positions for customers on futures exchanges. We are required to post and maintain margin for these positions. Although we collect margin from our customers for these positions, significant adverse price movements can occur which will require us to post margin on short notice, whether or not we are able to collect additional margin from our customers. Although we maintain borrowing facilities for the purpose of funding margin and have systems to endeavor to collect margin from customers on a same-day basis, there can be no assurance that these facilities and systems will be adequate to eliminate the risk of margin calls in the event of severe adverse price movements affecting open positions of our customers.

We do a substantial amount of business with grain companies which subjects us to additional risk.

We do a substantial amount of business with grain companies, which are subject to economic forces, including agricultural commodity, energy and financial markets, which could result in uniform financial distress to companies in that business segment. Any significant increase in business distress and failures in such segment could result in corresponding risk and losses to the company.

We must obtain and maintain credit facilities to operate; failure to maintain such facilities would require curtailment of our operations and result in losses.

We are substantially dependent on credit facilities for liquidity and operational funding. These credit facilities are necessary in order to meet immediate margin funding requirements, to fund and carry ownership in cash commodities, and to maintain positions required for our own risk management position in futures and over-the-counter markets. If we are unable to obtain and maintain credit facilities, our operational ability will be impaired and we would be required to curtail operations and incur operational losses.

We operate as a principal in over-the-counter markets which involves the risks associated with commodity derivative instruments.

We offer commodity swaps and trade options to our customers in which we act as a principal counterparty. We endeavor to simultaneously offset the commodity price risk of the instruments by establishing corresponding offsetting positions with major commodity counterparties. There can be no assurance, however, that these offsetting positions will be fully effective to eliminate the commodity derivative risk.

Transactions involving over-the-counter derivative contracts may be adversely affected by fluctuations in the level or volatility of or correlation or relationship between one or more market prices, rates or indices or other factors. These types of instruments may also be burdened by illiquidity in the market for the relevant transaction or in a related market.

Over-the-counter derivative transactions are subject to credit risks, which is the risk that a counterparty will fail to perform its obligation when due. These transactions involve substantial credit risk from our customers and other counterparties. We attempt to manage our customer credit risk by collecting trade option premiums in advance when we are a seller and by obtaining and maintaining customer deposits to cover swap and short trade option exposures. In the case of its major commodity counterparties, we have a policy of limiting transactions to the extent we are able to obtain counterparty credit risk coverage in the form of default risk insurance or credit default swaps. Despite these practices and policies, we are exposed to credit risk arising from our commodity swap and trade option activities, which could result in a material loss to the company.

Over-the-counter derivative transactions are subject to the risk that, as a result of mismatches or delays in the timing of cash flows due from or to counterparties in over-the-counter derivative transactions or related hedging, trading, collateral or other transactions, the company or its counterparty may not have adequate cash available to fund its current obligations.

We could incur material losses pursuant to over-the-counter derivative transactions because of inadequacies in or failures of our internal systems and controls for monitoring and quantifying the risk and contractual obligations associated with over-the-counter derivative transactions, for recording and valuing over-the-counter derivative and related transactions or for detecting human error, systems failure or management failure.

Over-the-counter derivative transactions may be modified or terminated only by mutual consent of the original parties and subject to agreement on individually negotiated terms. Accordingly it may not be possible to modify, terminate or offset obligations or exposure to the risk associated with a transaction prior to its scheduled termination date.

Some of our over-the-counter transactions may be highly leveraged, which increases the risk of loss.

We may engage in highly leveraged over-the-counter transactions. Because of the leverage ratios in these transactions, substantial losses may be incurred as a result of relatively small changes in the value or level of an underlying or related market factor.

We depend on risk management policies, practices and systems to manage significant risks.

Our businesses involve substantial risks which could cause material losses if not properly managed. These risks include, but are not limited to, the risks of failing to collect and maintain adequate margin from customers, the risk of adverse price movements on company-owned commodities or forward cash contracts and derivative contracts, and the risks of significant credit defaults. We attempt to reduce and manage these risks by appropriate management and hedging policies.

Although we have developed risk management procedures and policies to identify, monitor and manage risks, we cannot assure you that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters provided by third parties. This information may not be accurate, complete, up-to-date or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

We engage in substantial commodity transactions as a principal.

We purchase and resell substantial grain and energy commodities. Such transactions involve substantial risks including risks of physical loss, price risk, counterparty default risks and funding and liquidity risk. We manage these risks by contract, by insurance, by hedging, and by maintaining lines of credit. However, there can be no assurance that these methods will be effective, and our commodity transactions could result in material losses.

We engage in a substantial amount of international business, which is subject to additional risk.

We engage in a significant amount of business with customers in the Far East, Latin America and Canada, as well as other international customers. These business activities are subject to currency rate fluctuation, which affects our income from these activities. In addition, we may not be in a position to seek enforcement of any amounts owed by these customers to the company because of the costs involved and other difficulties associated with seeking an enforceable judgment in these jurisdictions. In the event one of these customers decides not to provide us with payment for services rendered or goods sold, we may be left with limited remedial measures. We are also subject to legal, regulatory and political risks in the other countries involved.

We are subject to net capital requirements; failure to comply with these rules would significantly harm our business.

The CFTC requires futures commission merchants to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules require futures commission merchants to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the CFTC and suspension or expulsion by the National Futures Association, various exchanges of which the futures commission merchant is a member and other regulatory bodies, and ultimately may require its liquidation. Failure to comply with the net capital rules could have material and adverse consequences such as:

•	limiting our operations that require intensive use of capital, such as trading activities; or

•	restricting us from withdrawing capital from our futures commission merchant subsidiary, even where it has more than the minimum amount of required capital. This, in turn, could limit our ability to pay dividends, implement our business and growth strategies, pay interest on and repay the principal of our debt and/or repurchase shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Risk Factors Regarding Grain Merchandising Activities

We buy and sell agricultural commodities and agricultural commodity products in our business, the demand for which can be affected by weather, disease and other factors beyond our control.

Weather conditions, disease and other factors have historically caused volatility in the agricultural commodities industry and consequently in our operating results by causing crop failures or significantly reduced or increased harvests, which can affect the supply and pricing of the agricultural commodities that we buy and sell in our business, reduce the demand for our fertilizer products and negatively affect the creditworthiness of our customers and suppliers. Reduced supply of agricultural commodities due to weather-related factors could adversely affect our profitability in the future.

We are subject to government policies and regulations affecting the agricultural sector and related industries that could adversely affect our operations and profitability.

Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports. Future government policies may adversely affect the supply, demand for and prices of our products, restrict our ability to do business in our existing and target markets and could cause our financial results to suffer.

Our grain merchandising activities involve numerous business risks.

Our grain merchandising activities depend on our ability to earn a margin on bushels of grain purchased and sold. We can incur losses if the sale price, after taking into account hedge gains and losses, is less than the purchase price, if the purchase price cannot be collected, or if there are uncovered losses relating to physical quality or uncovered risk of casualty losses. We attempt to mitigate the losses by appropriate policies and practices, but there can be no assurance that such efforts will be sufficient to avoid losses.

We are dependent on access to external sources of financing to acquire and maintain the inventory, facilities and equipment necessary to run our business.

We require significant amounts of capital to operate our business. We require significant working capital to purchase and market our agricultural commodities inventories. An interruption of our access to short-term credit or a significant increase in our cost of credit could materially increase our interest expense and impair our ability to compete effectively in our business.

Risk Factors Regarding Financial Services Activities

Our financial services activities involve substantial credit and operational risk.

Our financial service activities, which primarily relate to financial accommodations to customers used to acquire and carry commodities, expose us to substantial credit risks due to possible defaults or nonperformance of our customers. In addition, we are exposed to various kinds of operational risks relating to the underlying commodities that form the basis of our financial services transactions. Losses in and to these commodities, which could be caused by fraud, misappropriation or other uninsured loss, could cause loss to us. Many of our financial services transactions depend on grain warehouse receipts issued to, or held by, us. If such receipts were invalid or not fully enforceable, it could cause a material loss. There are government programs that back grain warehouse receipts, but these could be inadequate to fully reimburse us for the value of grain evidenced by our warehouse receipts in the event of the business failure of the issuer of the receipt.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement-prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this proxy statement-prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” or the negative of these terms and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this proxy statement-prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this proxy statement-prospectus.

Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE RESTRUCTURING

General

In order to effect the restructuring, the articles of incorporation will be amended to eliminate provisions which require the company to operate on a cooperative basis and to effect other modifications considered appropriate by the board of directors for a regular business corporation. After the restructuring, we will cease operating as a cooperative and will function as a general business corporation under the Iowa Business Corporation Act. All membership and stock interests, as evidenced by Class A common stock and subscriptions, Class B common stock and preferred stock in the company will be cancelled and replaced with one class of common stock (“new common stock”) of the company. Patronage-based rights will also be exchanged for new common stock and nontransferable subscription rights to purchase additional shares of new common stock. Upon completion of the restructuring, there will be no change in the directors and senior management of the company.

Termination of Cooperative Status

Under the cooperative structure, each of our stockholders or stock subscribers was a member of the company, holding, or subscribing for, one share of Class A or Class B common stock each, and shares of preferred stock and was entitled to receive patronage-based distributions. Upon consummation of the restructuring, our stockholders will no longer be entitled to patronage dividends with respect to periods after August 31, 2004. Future distributions, if any, will be made in the form of dividends or other distributions with respect to share ownership in accordance with our articles of incorporation, bylaws and applicable law.

Conversion of Common and Preferred Stock and Post-Restructuring Status of Patronage-Based Rights

Generally, each stockholder will receive one share of new common stock for each $10.00 in par value of current stock held. Specifically, in the restructuring, each issued and outstanding share of existing Class A common stock, $5,000 par value, will be converted into 500 shares of new common stock. Each issued and outstanding share of existing Class B common stock, $100,000 par value, will be converted into 10,000 shares of new common stock. All issued and outstanding shares of preferred stock, including all fractional preferred shares, will be converted into shares of new common stock at the rate of one share of new common stock for each $10.00 in par value of each preferred share. The par value of fractional preferred shares will be proportional to the par value of a whole share. Each subscriber for existing Class A common stock will receive shares of new common stock on the basis of one share of new common stock for each $10.00 credited to the account of each subscriber.

The preferred stock of the company has been issued in two series designated as Series I Preferred and Series II Preferred. Series I Preferred and Series II Preferred stock have identical rights and privileges and are treated identically in the restructuring. The only difference between the two series is that Series II Preferred was previously issued to reflect separate FGDI patronage, and to satisfy minimum preferred stock requirements relating to FGDI patronage, for the period of time that FGDI operated on a cooperative basis with a separate patronage pool. Series I was issued, and will continue to be issued until the restructuring becomes effective, for all other patronage and minimum preferred stock requirements.

In converting shares, no fractional shares will be issued. Each fractional share of new common stock resulting from the conversion calculation will be rounded up to the next whole share of new common stock.

Through the restructuring, the patronage-based rights of the members of the company will be converted into new common stock and nontransferable subscription rights to purchase additional shares of new common stock (“subscription rights”) in the following manner. Promptly after the approval of the restructuring, we will conduct an appraisal to determine the value of our assets and business on a going-concern basis. The value determined by the appraisal will be divided by $10.00 to establish the total number of shares of new common stock to be issued in the restructuring. The number of shares of new common stock issued in exchange for the existing shares of Class A common stock, shares of Class B common stock, subscribed shares of Class A common stock and preferred stock will be subtracted from the total number of new common stock to be issued in the restructuring, and the remaining shares of new common stock will be distributed in exchange for patronage-based rights.

The patronage-based new common stock will be distributed to members owning stock as of August 31, 2004, in proportion to the defined patronage of the company during the fiscal years ended August 31, 2004, August 31, 2003, and August 31, 2002 (“computation period”). The three-year computation period is considered fairly representative of the relative existing rights of members who currently patronize the company. The patronage of a holder of Class A common stock will be based on the total patronage received in cash and stock by the Class A member, including both commission and interest pool amounts. The patronage of a Class B member will be based on a total of $1.35 per round turn trade, which is less than the actual patronage paid. Historically, the commissions paid by Class A and Class B members have not been comparable. As a result, the patronage amounts paid are not comparable between the two classes. The patronage amount for Class B members was adjusted downward to arrive at a more accurate reflection of the relative patronage. The $1.35 per round turn trade was selected as an amount which would, in the judgment of the board of directors and management, fairly allocate patronage-based rights between the Class A and Class B members. The patronage credited to a member will include the patronage of any entity to which the member is a successor by merger or acquisition. Each Class A member and Class B member will then receive its pro rata share of the number of shares of new common stock available for exchange for patronage-based rights. No patronage-based shares of new common stock will be distributed to any member that did not receive patronage dividends from the company with respect to business conducted during the period from September 1, 2001 to August 31, 2004.

In addition to receiving shares of new common stock, each member receiving patronage-based new common stock will receive a nontransferable subscription right which gives the member the right to purchase additional shares of new common stock of the company. Each subscription right will give the holder the right to purchase 100 shares of new common stock for each 200 shares of new common stock received in exchange for patronage-based rights. Subscription rights will be issued in multiples of 100 shares, rounded up to the next highest multiple of 100 shares. Partial exercises are permitted so long as the subscription is for not less than 1,000 shares of new common stock. Full exercises will not be subject to this minimum requirement. The subscription rights will be exercisable at $10.00 per share, will be subject to terms and conditions established by the board of directors, and will expire 60 days after the distribution date. After the completion of the appraisal, the company will distribute to each holder of a subscription right notice of the number of shares such holder is entitled to purchase.

Reasons for the Restructuring

The structure and terms of the restructuring of the company into a general business corporation under Iowa law were determined by the company’s board of directors and senior management after extensive investigation of the anticipated business, tax and other effects on the company and its stockholders of converting to another form of entity or continuing to operate on a cooperative basis. As discussed below, the decision to effect the restructuring is a result of extensive internal discussion among the members of the board of directors and senior management of the company taking into account the advice of outside consultants and private discussions of management with certain members and groups of members.

Over the past several years, and particularly in recent months, our board of directors and senior management have carefully analyzed the company’s business and structure. As a result of that analysis, it has become apparent that significant structural changes are necessary in order to continue to operate and expand the business in an appropriate manner. After carefully exploring alternatives, the board of directors and senior management have determined that it is in the best interests of the company and its stockholders to cease operating on a cooperative basis. Given the competitive nature of the commodities/futures business, the board of directors and senior management believe that the business will require significant capital resources to fund on-going activities. We expect that restructuring to discontinue operating as a cooperative will afford the business greater access to capital, which we believe is necessary to allow the business to keep pace with the growth, consolidation and cost structure within the industry.

Ultimately, the company’s board of directors and senior management based its final decision to convert from a cooperative on a number of factors, including those summarized below.

•	Given the competitive nature of the industries in which we do business, we believe that the company will need significant capital resources to fund on-going and future activities. Under the current cooperative form, the company’s ability to raise capital is limited. In particular, its common stock is limited to one share per member, does not earn an investment return, and cannot be held by non-members. After the restructuring, the company will be able to issue common equity more freely and have the flexibility to raise new capital in a number of ways. First, under the terms of the restructuring, each existing stockholder that receives new common stock in exchange for patronage-based rights will receive nontransferable subscription rights to purchase an additional 100 shares of new common stock for each 200 shares received in exchange for patronage-based rights. Second, through the anticipated employee stock ownership plan, or ESOP, eligible employees will be able to invest in our common stock.

•	The board of directors and senior management have determined that the current cooperative structure lacks the flexibility needed to act in a timely fashion to meet capital requirements or emergencies. Under the terms of the restructuring, many of the restrictions on share ownership will be removed from the articles of incorporation, and the company will be registered as a public company under the Securities Exchange Act of 1934. The restructuring will allow us to form an ESOP and issue nontransferable subscription rights to purchase additional shares of new common stock in connection with the restructuring, the proceeds of which will increase our capital and improve our balance sheet. If the need should arise, the board of directors would be able to raise capital in a more timely fashion than is currently the case.

•	We believe that the restructuring could improve the liquidity of your investment in the company. The current cooperative form requires that shares of the company’s common and preferred stock may be transferred only as an incident of membership in the company. After the restructuring, a stockholder may transfer its common shares to (a) any other holder of common shares (unless the transferee would hold more than 5% of issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. In addition, it is the current intention of the board of directors to redeem a limited number of common shares every year, although the board will not be obligated to redeem any shares.

•	The board of directors and senior management determined that the likely tax impact of the restructuring upon the company and its stockholders, the loss of the patronage dividend deduction and the additional costs of being a public company are acceptable, given the expected benefits to both the business enterprise and the company’s stockholders.

•	In order to maintain its status as a cooperative under applicable laws, we must conduct a substantial portion of its business with our members. However, we are already conducting a significant amount of business with non-members. As the level of business the company transacts with non-members increases, our status as a cooperative could begin to come into question.

•	We do not currently distribute the earnings which result from business with non-members. After the conversion, the board of directors will have the discretion to make distributions from member and non-member business to the stockholders based on their equity interests rather than their patronage. This change will make it possible to raise investment capital by issuance of common stock or securities convertible into common stock.

•	The board of directors and senior management have determined that the restructuring will allow us to retain most aspects of its current system of corporate governance. The proposed amendments to the bylaws will give the board of directors the authority to limit transfers of common stock to parties other than existing stockholders. The board of directors intends to use its discretion provided in the bylaws to limit the transfer of common stock of the company to cooperatives and the ESOP. The company will maintain its existing system of nominating eight Class I board members on a regional basis, with one Class II board member being nominated by the ESOP and the 12 largest stockholders, and one Class III board member being nominated by the other board members.

•	One of the goals of the restructuring was to unlock the value of the company not fully recognized in the value of the existing membership interests. We believe the restructuring will enhance the value of the individual interests of our members by converting such interests into stock which will have an investment value more directly related to the value of the company.

This discussion of factors considered by our board of directors and senior management is not intended to be exhaustive, but is believed to include the material factors they considered. In reaching its determination to approve and recommend the restructuring, the board of directors considered the above issues and factors collectively without quantifying or assigning a greater weight to any one factor.

Recommendation of the Company’s Board of Directors

The board of directors and senior management believe that it is in the best interests of the company and its stockholders to restructure the company to cease operating on a cooperative basis and to adopt certain provisions in our articles of incorporation considered beneficial to the operation of a regular business corporation. Accordingly, the board of directors has approved the restructuring. The board of directors recommends that stockholders of the company vote “FOR” adoption of the proposal to restructure the company as described herein. If the restructuring is not consummated for any reason, we intend to continue to operate our business in a cooperative form.

Regulatory Approval

Other than as necessary to comply with federal, state and provincial securities laws, no regulatory approvals must be obtained in connection with the proposed restructuring.

Statutory Appraisal Rights

Under Iowa corporate law, stockholders of the company who oppose the restructuring and the conversion of existing Class A and Class B common stock, preferred stock and patronage-based rights for shares of new common stock will not have the statutory right to dissent from the transaction and demand the cash payment of the fair value of their shares in the transaction. Therefore, if the restructuring is approved and completed, you will have no statutory right to seek a separate appraisal of your existing shares of Class A and Class B common stock, preferred stock and patronage-based rights in the company.

Employee Benefit Plans

Under the restructuring, we will continue to honor all benefits accrued by the company under any employee benefit plan, policy or arrangement in accordance with the respective terms of those benefit plans and to the extent required by law. We will maintain the effectiveness of, and continue to administer all such benefit plans, policies or arrangements. However, if the restructuring is approved, and the ESOP is established, we intend to replace for all eligible employees the company’s existing matching employee contributions to the company’s 401(k) plan with a company contribution to the ESOP.

Redemption of Certain Inactive Member Equity

Under the existing articles of incorporation, membership rights and common stock of members may be canceled and redeemed in the event that the member has not patronized the company for a period of two years. Preferred stock is callable on thirty days’ notice. At its meeting of June 30, 2004, prior to adoption of the proposed restructuring, the board of directors considered the status of members that had not patronized the company for more than two years and determined that it should exercise the rights to redeem inactive members, excluding those in bankruptcy and those which had merged with or been acquired by active members. As a result, the common and preferred stock rights of 156 members were canceled and will be redeemed. This cancellation and redemption is not contingent upon approval of the restructuring. None of the inactive members so redeemed would have been eligible for a distribution of new common stock in exchange for patronage-based rights under the terms of the restructuring. The primary effects of this action on the restructuring will be to reduce the number of shares outstanding, to reduce the number of stockholders, to reduce the capital of the company by the amount of the redemption and to slightly increase the proportionate shares of the remaining members in the company after the restructuring.

Federal Securities Law Consequences

Subject to the restrictions on transfer set forth in the bylaws, under the federal securities laws (specifically Rule 145), new common stock in the company received in the restructuring by persons who are not affiliates of the company, as defined by the Securities Act of 1933 may be resold immediately in transactions not involving an issuer, underwriter or dealer. Common stock received in the restructuring by “affiliates” of the company may be resold only in compliance with Rule 145(d) of the Securities Act (which incorporates specific provisions of Rule 144 of the Securities Act), in transactions that are exempt from registration under the Securities Act, or pursuant to further registration under the Securities Act. The restrictions under Rule 145 are generally expected to apply to the directors and senior management of the company. Affiliates of the company may be required to execute agreements to comply with Rule 145(d).

This document cannot be used in connection with subsequent sales of new common stock of the company received in the restructuring by a stockholder who may be deemed to be an affiliate of the company under the Securities Act.

We will be subject to the requirements of the Securities Exchange Act of 1934, will file annual, quarterly and current reports with the Securities and Exchange Commission, and will also become subject to the proxy rules, management reporting of insider ownership and other requirements of a company registered pursuant to Section 12(g) of the Act.

Amendments to the Company’s Articles of Incorporation

If the restructuring is approved, our articles of incorporation will be amended to remove provisions which require us to operate on a cooperative basis and which allow us to be taxed as a cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended. The amended articles of incorporation will permit us to engage in all lawful business for which corporations may be organized under the Iowa Business Corporation Act. The amended articles of incorporation will replace the existing outstanding shares of, and subscriptions for, Class A and Class B common stock and outstanding preferred stock with a single class of common stock. Subject to provisions applicable to holders of more than 5% of our common stock, each share of new common stock will have the same dividend and voting rights, with each share of common stock entitled to one vote. Twenty-five percent of the shares of common stock entitled to vote will constitute a quorum at meetings of common stockholders.

The amended articles of incorporation will preserve the right of the company, at its option, to redeem at book value, any common stock issued in the restructuring if the board of directors determines that the holder of such shares has not done business with the company for a period of two years. This right will not apply to any shares of new common stock purchased pursuant to a subscription right or to any other shares of stock except those received in the conversion effected by the restructuring. Shares issued to the ESOP would not be subject to this right of redemption. This redemption right will expire on August 31, 2009.

The amended articles of incorporation will continue to provide that the company will have a lien on the issued common stock of each holder for indebtedness of that holder owed to the company or any of its subsidiaries or affiliates.

The amended articles of incorporation will eliminate the existing qualifications to membership which limit the ownership of the company’s equity interests to agricultural cooperatives, federated cooperative associations of agricultural cooperatives and other cooperative entities. The amended articles of incorporation will continue to allow restrictions on ownership of the new common stock to be provided in the bylaws of the company. The amended bylaws of the company do not have any restrictions on ownership of the new common stock, however, the board of directors currently intends to limit the issuance and transfer of shares to cooperatives and the ESOP.

The amended articles of incorporation authorize the company’s board of directors to issue one or more series of preferred stock with rights, privileges, qualifications, limitations or restrictions as established by the board of directors, including voting rights. The board has no current plans to issue preferred stock.

The amended articles contain provisions placing limitations on the amount of common stock that may be beneficially owned by a single person, other than the company or any compensation plan maintained by the company. In the event that any person, or group of persons acting in concert, becomes the beneficial owner of more than 5% of our common stock, the shares in excess of 5% will be entitled to one hundredth ( 1/100) of one vote per share. In addition, the amended articles authorize us to refuse to recognize any transfer or attempted transfer of common stock to any person who beneficially owns, or who we believe would, by virtue of the transfer or attempted transfer would become the beneficial owner of, more than 5% of our common stock. The board of directors will be authorized to adopt regulations and procedures not inconsistent with these provisions for the administration of these provisions. The board of directors will also have the right to demand that the beneficial owner of more than 5% of the common stock supply factual information that would allow the board to determine the applicability of these provisions. The amended articles provide that any applications, interpretations, constructions or other determinations made by the board of directors in good faith and on the basis of information reasonably available will be conclusive and binding on the company and its stockholders. These provisions will not apply to any offer or sale of common stock by the company to an underwriter in connection with the public offering of the common stock or to certain transactions undertaken by the company which do not have the effect of changing the beneficial ownership interests of the stockholders.

The amended articles provide for a maximum of 15 members of the company’s board of directors. The current board consists of ten members. The board of directors has no current plans to increase the size of the board of directors under this provision.

The amended articles of incorporation require the affirmative vote of at least 80% of all the outstanding shares of common stock and at least 50% of the common stock not held by the beneficial owner (and any associate or affiliate of such a beneficial owner) of 5% or more of the common stock to approve any business combination with the beneficial owner of 5% or more of the company’s common stock. If the business combination has been approved by a majority of the disinterested directors then in office, these provisions will not apply.

The amended articles do not provide for any preemptive rights to acquire any unissued or treasury shares of the company.

The amended articles provide for the limitation or elimination of the personal liability of directors of the company to the fullest extent permitted by the Iowa Business Corporation Act, except for financial benefits received by a director to which the director is not entitled, any intentional infliction of harm on the company or its stockholders, any violation of Section 833 of the Iowa Business Corporation Act, or any intentional violation of law.

The amended articles retain an existing provision requiring three-fourths of the outstanding shares of common stock to vote for dissolution of the company or to amend such voting requirement.

Amendments to the Company’s Bylaws

If the restructuring is approved, the board of directors will amend our bylaws to eliminate the rights and requirements relating to patronage and to alter the restrictions on ownership of our equity interests. Specifically, the company’s bylaws will be amended to eliminate the right to patronage dividends. The amended bylaws will provide for dividends to be paid on shares of common and preferred stock at the discretion of the board of directors. The amended bylaws will not contain any requirements that any stockholder maintain any level of equity investment based on the volume and kind of business done with the company. However, as discussed above, the amended articles of incorporation grant the company the right to redeem shares issued in the restructuring if the board determines that a holder of shares has not done business with the company for a period of two years.

The amended bylaws of the company will not require that any person meet membership or patronage requirements in order to own the common stock of the company. The amended bylaws will provide that shares of common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee holds more than 5% of issued and outstanding shares of common stock after the transfer) or (b) any person approved in advance by the board of directors. Shares in any employee stock ownership plan will be transferable as permitted in such plan.

The amended bylaws will also contain advance notice provisions relating to business to be brought before an annual meeting of stockholders. In order to give timely notice, a stockholder must deliver or mail a written notice to the principal offices of the company not less than 120 days prior to the date of the annual meeting. If no annual meeting was held the previous year, or the date of the annual meeting has changed more than 30 days from the date contemplated by the previous year’s proxy statement, the notice must be received no later than 10 calendar days following the date on which the public announcement of the date of the meeting is first made. The notice must set forth (a) a brief description of the business desired to be brought before the annual meeting, (b) the reasons for conducting such business at the annual meeting, and any material interest in such business of such stockholder and the beneficial owner if any, on whose behalf the proposal is made, (c) the name and address of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the proposal is made, (d) the class and number of shares of the company that are beneficially owned and of record by such stockholder and such beneficial owner, and (e) all other information with respect to each such matter as would have been required to be included in a proxy statement filed pursuant to Regulation 14A, as then in effect under the Securities Exchange Act of 1934, had proxies been solicited by the board of directors with respect thereto. No business may be conducted at the annual meeting except in accordance with these procedures and Rule 14a-8, as then in effect under the Exchange Act. The amended articles provide that meetings of the stockholders will be presided over by the chairman of the board, and authorize the board of directors to adopt rules and regulations for the conduct of the stockholders’ meetings.

The amended bylaws restate the procedures and processes for the qualification and selection of nominees to the board of directors to conform to the changes made by the restructuring, but generally preserve the existing procedures and processes. In particular, the system of regional qualification, regional nominating committees, and candidate preference ballots for eight Class I directors is preserved. However, the results of the nominating ballot procedure will only indicate the preferred candidate of the stockholders. The Board of Directors, upon consideration of the results of the preference ballot will determine the Class I nominee(s) put to a vote of stockholders at the annual meeting. Similarly, the twelve largest stockholders and the ESOP will continue to be involved in the selection of the one Class II director with the company. However, the Board of Directors will make the final nomination after considering the preferences of these large stockholders. The amended bylaws provide that individual stockholders may submit nominations of directors for consideration by the board of directors or a nominating committee.

Finally, the amended bylaws provide that the ESOP, if adopted, will be limited to owning 20% of the common shares of the company.

The Proposed ESOP

We presently contemplate the establishment of an “employee stock ownership plan”, or ESOP, following the consummation of the restructuring. An ESOP is a special type of qualified retirement plan described in and subject to certain requirements contained in the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974 (“ERISA”). By definition, an ESOP must be designed to invest primarily in stock of the sponsoring employer.

Generally, an employer maintaining an ESOP will make contributions to the plan in the form of cash or in the form of company stock. Subject to certain limitations set forth in the Code, such contributions will ordinarily be deductible by the company. As a form of qualified retirement plan, an ESOP will typically cover a broad range of employees. Each employee participating in an ESOP will have his or her own account in the ESOP, and the assets in each participant’s account will be subject to a vesting schedule in the plan document. The vested portion of the assets in a participant’s ESOP account typically become distributable following the occurrence of certain events, including the participant’s death, disability, retirement or other separation from service.

ERISA requires that the assets of an ESOP be held in a trust and imposes on the trustee (as well as other fiduciaries) of the plan an obligation (a) to act solely in the interest of plan participants and their beneficiaries for the exclusive purpose of providing benefits and defraying the reasonable expenses of administration of the plan, (b) to act prudently, and (c) to act in accordance with the governing plan documents to the extent consistent with ERISA.

Historically, employees of the company and certain subsidiaries and affiliates have participated in The Restated Thrift/Profit Sharing Plan for Cooperatives (the “401(k) Plan”) adopted by the company. Pursuant to the terms of the 401(k) Plan, employees who are expected to work at least 1000 hours in a year, who have attained the age of twenty-one (21) and who have completed at least four (4) months of service are eligible to participate in the plan. To the extent participants make 401(k) elective deferrals to the plan (“401(k) Contributions”), the company has historically made matching contributions to the plan in an amount equal to 50% of each participant’s 401(k) contributions, subject to a maximum matching contribution in an amount equal to 4% of the participant’s compensation.

We anticipate that participants in the 401(k) Plan will be given an opportunity to elect to transfer some portion or all of the assets in their 401(k) Plan account to the ESOP where such funds would subsequently be invested in company stock. If such an election is, in fact, made available to 401(k) Plan participants, a detailed written description of the proposed transaction and the election procedures, along with a discussion of the various risks associated therewith would be provided to plan participants well in advance of such a transaction.

We also anticipate that, following the establishment of the ESOP, matching contributions for all eligible ESOP participants would no longer be made to the 401(k) Plan, but would, instead, be made to the ESOP where they would be invested in company stock.

As a result of the foregoing, employees of the company will be given an opportunity to acquire a proprietary interest in the company and will be given an opportunity to align their interests with the interests of company stockholders.

ERISA and the Code would require shares of company stock held by the ESOP to be appraised at least once a year by a qualified independent appraiser. In addition, all purchases of company stock by the ESOP would be required to take place at a price no greater than the appraised fair market value of such stock, and all sales of stock by the ESOP would be required to take place at a price no less than such appraised fair market value. Participants in the ESOP would also be given the right to direct the Trustee with respect to the voting of shares of company stock held in their account.

Conditions to Closing

The restructuring is subject to approval of the stockholders and will proceed only if a majority of Class A common shares voting, a majority of Class B common shares voting and a majority of preferred shares voting all vote to approve it.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes material U.S. federal income tax consequences of the restructuring pursuant to the plan of conversion (herein referred to as the “conversion”) to the company’s stockholders and members. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect.

This discussion is limited to persons who hold shares of the company’s common and preferred stock and patronage-based rights (herein referred to as “membership interests”) as capital assets for federal income tax purposes.

This discussion does not address all the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as tax-exempt organizations, foreign persons or entities, financial institutions, insurance companies, broker-dealers, persons who hold shares of the company’s common or preferred stock or membership interests as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of the company’s common or preferred stock or membership interest and one or more investments, holders with a “functional currency” (as defined by the Code) other than the U.S. dollar, and persons who acquired shares of the company’s common or preferred stock or membership interests in compensatory transactions.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of common or preferred stock or the beneficial owner of a membership interest, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of shares of common or preferred stock or membership interests that are partnerships and partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of common and preferred stock and membership interests in the conversion.

Further, this discussion does not address any aspect of state, local or foreign taxation. No ruling has been or will be obtained from the Internal Revenue Service regarding any matter relating to the conversion and no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion.

Holders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the plan of conversion, as well as the effects of state, local and foreign tax laws in light of their own situations.

In connection with the completion of the proposed restructuring, McDermott Will & Emery LLP will deliver an opinion to the company to the effect that, for U.S. federal income tax purposes, the plan of conversion will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The opinion of McDermott Will & Emery LLP will be based upon the U.S. federal income tax law in effect as of the date of the opinion. Such laws are subject to change, possibly with retroactive effect. An opinion of counsel is not binding on the Internal Revenue Service or any court and no assurance can be given that the

Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of the opinion. In rendering the opinion, McDermott Will & Emery LLP has relied upon certain assumptions, including assumptions regarding the absence of changes in facts and the completion of the conversion in accordance with the plan of conversion and in the manner described in this document. The opinion also relies upon certain representations of the management of the company and assumes that the representations are true, correct and complete. If any of these assumptions or representations are inaccurate in any way, the opinion could be adversely affected.

Tax Consequences of the Conversion to Holders of the Company’s Common and Preferred Stock and Memberships. Assuming that the conversion qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the exchange (i) by holders of their existing shares of the Class A and Class B common stock for shares of new common stock of the company, (ii) by holders of their existing shares of preferred stock for shares of new common stock of the company, and (iii) by holders of their membership interests for shares of new common stock of the company and for nontransferable subscription rights to purchase shares of new common stock of the company will generally be tax-free for U.S. federal income tax purposes.

Persons participating in a reorganization generally are required to recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of cash or the value of other property received in the reorganization, and (b) the amount, if any, by which the sum of the fair market value, as of the effective date of the reorganization, of the shares of the stock and cash and other consideration received in the reorganization exceeds the stockholder’s adjusted tax basis in his or her shares surrendered in the reorganization. In the conversion, holders of the company’s Class A and Class B common stock and preferred stock are entitled to receive only shares of new common stock of the company. In the conversion, holders of membership interests are entitled to receive only shares of new common stock of the company and subscription rights for shares of new common stock of the company, which are not treated as other property for this purpose. No cash or other property will be distributed in the conversion.

A company stockholder will generally have an aggregate tax basis in the new common shares of the company and subscription rights received in the conversion equal to the aggregate adjusted tax basis in shares of common and preferred stock and its membership interest surrendered in the conversion. The holding period of the new common stock of the company and subscription rights received by a stockholder pursuant to the conversion will include the holding period of shares of common and preferred stock and of the membership interest surrendered in the conversion.

Basis generally will be determined separately for each class of securities held. The basis and holding period of a stockholder in its shares of Class A or B common stock will carryover to the shares of new common stock of the company received in exchange for the common stock. The basis and holding period of a stockholder in its shares of preferred stock will carryover to the shares of new common stock of the company received in exchange for the preferred stock. The basis and holding period of a stockholder in its membership interest will carryover to the shares of new common stock of the company and to the subscription rights received in exchange for the membership interest.

Each stockholder will need to make its own basis and holding period determinations. Stockholders are urged to consult with their own tax advisors. Company stockholders, who purchased their common shares from the company, should generally have a basis in those shares equal to what was paid, which generally was the par value. Company stockholders should generally have a basis in shares of preferred stock received as patronage dividends from the company in an amount equal to the stated dollar amount (par value) of those shares. Company stockholders should generally have no basis in their membership interests.

Interests of Certain Persons in the Transaction

ESOP. The company plans to adopt an employee stock ownership plan, or ESOP, following the consummation of the restructuring. Officers and employees of the company will participate in the ESOP, which will acquire shares at the appraised value of new common stock of the company, which will be held for the benefit of the officers and employees. The board of directors believes that the ESOP will better align the interests of the officers and employees with those of the stockholders. In addition, the ESOP’s acquisition of new common stock will increase the company’s capital.

Other Equity-Based Plans. Following the restructuring, the company may consider additional equity-based incentive plans for its officers, directors and employees. These plans are not currently available to the company due to its cooperative structure. The Board has no current plans to adopt any such equity-based incentive plan.

Indirect Director Interests. Each director of the company has an indirect interest in the approval of the restructuring. Each director of the company is a manager of a member of the company. In most cases, these members do a significant amount of business with the company and have significant patronage-based rights. Because these patronage-based rights will convert into new common stock upon consummation of the restructuring, the proportionate voting power and proportionate ownership interest of these members may increase as a result of the restructuring.

Certain Possible Anti-Takeover Effects of the Amendment to the Articles of Incorporation and the Bylaws

Limitations on Beneficial Ownership of Stock. Our articles of incorporation will contain provisions placing limitations on the amount of common stock that may be beneficially owned by a single person, other than the company or any compensation plan maintained by the company. In the event that any person, or group of persons acting in concert, becomes the beneficial owner of more than 5% of the common stock of the company, the shares in excess of 5% will be entitled to one-hundredth ( 1/100) of one vote per share. In addition, our articles will authorize the company to refuse to recognize any transfer or attempted transfer of common stock to any person who beneficially owns, or who the company believes would, by virtue of the transfer or attempted transfer would become the beneficial owner of, more than 5% of the common stock of the company. The board of directors will be authorized to adopt regulations and procedures not inconsistent with these provisions for the administration of these provisions. The board of directors will also have the right to demand that the beneficial owner of more than 5% of the common stock supply factual information that would allow the board to determine the applicability of these provisions. Our articles will provide that any applications, interpretations, constructions or other determinations made by the board of directors in good faith and on the basis of information reasonably available will be conclusive and binding on the company and its stockholders. These provisions will not apply to any offer or sale of common stock by the company to an underwriter in connection with the public offering of the common stock or to certain transactions undertaken by the company which do not have the effect of changing the beneficial ownership interests of the stockholders.

Limitations on Certain Business Combinations. Our articles of incorporation will require the affirmative vote of at least 80% of all the outstanding shares of common stock and at least 50% of the common stock not held by the beneficial owner (and any associate or affiliate of such a beneficial owner) of 5% or more of the common stock to approve any business combination with the beneficial owner of 5% or more of the company’s common stock. If the business combination has been approved by a majority of the disinterested directors then in office, these provisions will not apply.

Limitations on Transferability of Stock. Our articles of incorporation will provide that shares of the company’s common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee holds more than 5% of issued and outstanding shares of common stock after the transfer); (b) any person approved in advance by the board of directors; and (c) any employee stock ownership plan as permitted in such plan.

Blank Check Preferred Stock. Our articles of incorporation will authorize the issuance by our board of directors, without the necessity of further notice to, or authorization by, our stockholders, of 20,000,000 shares of preferred stock, all of which remains unissued, unreserved and available for issuance. The unissued and unreserved preferred stock may be issued from time to time in one or more series and may have such voting powers, preferences, relative rights, designations, qualifications and limitations as our board of directors may fix by resolution at the time of issuance. One of the effects of the existence of authorized, unissued and unreserved preferred stock could be to enable our board of directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

Resales of Common Stock

Prior to this offering, there has been no public market for our common stock, and even after completion of the offering, since there are limitations on the transfer of stock and the company’s common stock is not being listed on an exchange or other public trading system, there will continue to be no public market for the company’s common stock.

Sale of the common stock will be subject to significant restrictions on transfer. The proposed articles of incorporation authorize restrictions on the transfer of shares to be contained in the bylaws. The proposed amended and restated bylaws provide that shares of the company’s common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee holds more than 5% of issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. The board of directors currently intends to use the discretion granted by the bylaws to limit the transfer of common stock to cooperatives and the ESOP.

The proposed articles of incorporation authorize the board of directors to redeem shares issued as a part of the restructuring, but not including shares issued pursuant to the subscription rights. The shares may be redeemed by the company at book value of such shares if the board of directors determines that the holder of such shares has not done business with the company for a period of two years. The redemption right expires if not exercised on or before August 31, 2009.

Please also see “— Federal Securities Law Consequences,” above, for further discussion of restrictions on the resale of common stock.

Appraisal

The number of shares of new common stock to be issued in the restructuring will be determined on the basis of an appraisal of the fair market value of the company on a going-concern basis. The total number of shares to be issued in the restructuring, not including shares issued upon the exercise of subscription rights, will be equal to the appraised value divided by $10.00 per share. The shares remaining after the conversion of common stock, common stock subscriptions and preferred stock will be distributed in exchange for patronage-based rights under a formula which is based on Class A patronage during the three fiscal years ending August 31, 2004, August 31, 2003 and August 31, 2002 and Class B round turns traded during the same period. The result of the appraisal will determine the number of shares to be distributed on a patronage basis and this will affect the proportionate share of existing members of the new common stock after the restructuring. The company has retained the firm of RSM McGladrey, Inc. to perform the appraisal. Such firm will be paid an hourly fee which is not in any way dependent on the results of the appraisal. The appraisal will be made as of September 1, 2004, and will take into account results of operations through such date and the final patronage dividend payable by the company.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new common stock in the conversion of the existing Class A common stock and subscriptions, Class B common stock, preferred stock and patronage-based rights. Accordingly, the conversion of the existing shares of stock into shares of new common stock will not result in any change in our total capitalization.

The proceeds we receive from the exercise of subscription rights will be used to increase the regulatory adjusted net capital of our FCM, FCStone, LLC.

DIVIDEND POLICY

We currently pay dividends to our members based on their patronage rather than on their equity interests in the company. After the closing of the restructuring, our board of directors will review from time to time whether it is advisable to authorize future dividends. The board of directors has not adopted a dividend policy that will apply to periods after the restructuring.

THE SPECIAL MEETING

Date, Time, Place and Purpose

This proxy statement is being furnished to stockholders of the company in connection with the special meeting of the stockholders to be held on             , 2004 at 10:00 a.m., local time, at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa, and any adjournments or postponements of the special meeting. At the special meeting, stockholders who own shares of stock of the company as of the close of business on             , 2004 will be eligible to vote on a proposal to approve the restructuring. Subscribers are not entitled to vote.

This proxy statement is first being mailed to stockholders on or about             , 2004.

Matter to be Considered

The sole purpose of the special meeting will be to consider and vote upon a proposal to approve, ratify and adopt the proposed restructuring as described above. Through the restructuring, the existing stock of the company and the patronage-based rights of the members will be converted into new common stock and nontransferable subscriptions rights to purchase additional shares of new common stock. The patronage dividend payment obligation of the cooperative to its members will automatically cease. The transaction will result in an offering of the company’s new common stock to its members. No public market currently exists for these securities, and none is expected to develop as a result of the restructuring.

Record Date

The company has fixed             , 2004 as the record date for determining the stockholders entitled to receive notice of and to vote at the special meeting. As of that date, there were 418 shares of Class A common stock issued and outstanding, 5 shares of Class B common stock issued and outstanding and 13,000 shares of preferred stock issued and outstanding. Only holders of record of the company’s shares on the record date are entitled to receive notice of and to vote at the special meeting, and any adjournment or postponement of the special meeting. Each eligible holder of issued and outstanding fully-paid common stock will be entitled to one vote. Holders of preferred stock are entitled to vote the number of preferred shares held.

How You Can Vote; Proxies

You can vote on the proposed restructuring by attending the special meeting, which will be held on             , 2004 at 10:00 a.m., or by completing the enclosed proxy card, including signature and date, and mailing it to the company. You may also vote by attending the special meeting and submitting your vote on the ballot provided at that time. If you sign and return a written proxy card without instructions marked on the card, the shares represented by the proxy will be counted as voting for the restructuring. You may revoke proxies at any time before the special meeting in one of three ways. First, you can send a written notice stating you would like to revoke the proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person by requesting a ballot and voting at the meeting. Simply attending the meeting without voting, however, will not revoke the proxy.

Quorum; Vote Required

A quorum of stockholders eligible to vote must exist at the special meeting to approve the restructuring. If at least 50% of the company’s Class A common stockholders, and at least 50% of the company’s Class B common stockholders, and at least 50% of the company’s preferred stockholders are present at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast at the special meeting by each class of stockholders is required to approve the restructuring. Abstentions will be counted as present for the purposes of determining the presence of a quorum at the special meeting. Abstentions will not be counted as votes cast.

Directors and Officers

As of the record date, the directors who are affiliated with a member represented approximately 2.2% of the Class A common shares, 20% of the Class B common shares, and 6.5% of the preferred shares and votes entitled to be cast. The officers of the company own no common or preferred shares.

No Other Business; Adjournments

Under Iowa law and our bylaws, the business to be conducted at the special meeting will be limited to the purpose stated in the notice to company stockholders provided with this proxy statement-prospectus. Adjournments may be made for the purpose of, among other things, soliciting additional stockholders to attend the meeting.

INFORMATION REGARDING THE COMPANY

The company will continue to operate its existing business after the restructuring, and the following discussion of the business, as it applies to the company operating as a cooperative, is equally applicable to the company after the restructuring, and vice versa.

Business

General

The company is engaged in the commodity business with an emphasis on commodity risk management services. We were organized in 1978 as Farmers Commodities Corporation, a subsidiary of Agri Industries. In 1986, we became a stand-alone organization. On July 1, 2000, we purchased certain assets of Saul Stone and Company and River Brokerage, Inc., a clearing firm with operations at the Chicago Mercantile Exchange, the New York Board of Trade and the New York Mercantile Exchange. We were reorganized into a holding company form in connection with the July 1, 2000, transaction. We changed our name to FCStone Group, Inc. on January 15, 2002. Our goal is to provide customers with the platforms, instruments and information to initiate and execute strategies that enhance their operations by minimizing commodity risk and maximizing operational margins.

Services Provided

We operate through a number of wholly owned and majority-owned subsidiaries with offices and facilities in twelve states and in Canada. Our principal business activities consist of four operating segments as follows:

Commodity and Risk Management Services

We work with a broad spectrum of domestic and international customers to help manage commodity-related risks. Initially, we targeted grain marketing for domestic elevators, but our current programs currently handle a much broader client base, including: grain and livestock producers; ingredient users; handlers, processors and manufacturers; companies involved in the energy complex; commodity end users; and others with commodity-related activities.

Our primary business in this segment is to offer commodity risk management services to our customers using futures, options and other derivative instruments. Our principal operating subsidiary is FCStone, LLC, a wholly owned Iowa limited liability company, registered with the Commodity Futures Trading Commission (“CFTC”) as a Futures Commission Merchant, or FCM. Customer accounts maintained in this segment are primarily used by customers for hedging as a part of their commodity merchandising and acquisition programs. FCStone, LLC also acts as a broker for physical grain, fertilizer, and energy commodities and offers related transportation services. “Over-the-counter” commodity swaps and trade options are brokered by FCStone, LLC with our wholly owned limited liability company, FCStone Trading, LLC, as counterparty. We offer a full range of consulting, brokerage and transaction services through our staff of risk management consultants, supported by systems used to gather, disseminate and utilize commodity market information and intelligence.

We provide clearing and execution services on each of the major U.S. futures exchanges to commercial, professional, institutional and retail clients. We are registered as a Futures Commission Merchant with the CFTC, a member of the National Futures Association (“NFA”) and are members of the following exchanges: Chicago Board of Trade, the Clearing Corporation, EUREX, Chicago Mercantile Exchange, NY Clearing Corporation, New York Board of Trade, its divisions: Coffee, Sugar and Cocoa Exchange, Inc., and the New York Cotton Exchange, the New York Futures Exchange, FINEX, the New York Mercantile Exchange and its divisions; New York Mercantile Exchange and Commodity Exchange, Inc., the Minneapolis Grain Exchange and the Kansas City Board of Trade.

We serve our clients by providing access to the over-the-counter and physical markets, primarily through FCStone Trading, LLC. We consolidate the buying and selling power of our clients, enabling them to conduct physical fuels transactions and off-exchange transactions where we act as principal, which are in turn offset by corresponding transactions with leading trading companies, financial institutions and market makers. Although we act as principal in these transactions, we do not take physical or derivative positions for our own account. Rather, we place transactions “back to back” between our customers and the larger firms with which we maintain relationships. We obtain credit risk insurance or credit risk swap coverage with respect to our major derivative counterparties to protect against the possibility that a counter-party does not perform on its commitment. This protection lessens the risk associated with off-exchange commodity transactions.

A major component of our risk management services is consulting with customers to develop risk management programs by analyzing and assessing each customer’s individual business operations and specific needs. The most comprehensive level of service offered is provided under the Integrated Risk Management Program (“IRMP”). The IRMP is a fee-based program which is based on the philosophy of providing conservative risk management products to manage commodity and financial risk as well as adding profitability to the customer’s bottom line. There are currently approximately 500 accounts that are on the IRMP domestically and internationally. IRMP is a program that first of all quantifies the commodity and financial risks of the customer by determining relevant factors including historic revenues and expenses, physical outputs and usage, operating capacity and annual volumes. The company then takes that information and constructs a strategic marketing plan that covers the next 12 months of business. The company consultants are then responsible for providing recommendations and helping to manage the strategies.

We also provide transportation risk management services and other information used to manage the logistics of transporting commodities. We hold short-term contracts and manage long-term contracts for significant transportation assets, allowing us to reach broader markets and obtain optimum pricing for clients requiring commodities transportation services.

We have various subsidiaries which support our commodity and risk management business by offering related services, including: (1) brokerage of customer funds into money market mutual funds; (2) a specialized introducing broker program which allows customers to introduce futures accounts for farm producers; (3) a real-time quote service offered in the People’s Republic of China; and (4) retail foreign exchange trading.

Clearing and Execution Services

We offer low-cost clearing and direct execution services to professional, commercial, institutional and retail customers in the Stone Division of FCStone, LLC, under the service mark Futures Direct®. The Stone Division primarily provides services to commodities firms, fund operators, commodities traders and other sophisticated individuals and firms. The Futures Direct® program provides qualified clients direct access to the trading floor. This format provides an efficient method of order entry for these customers.

Grain Merchandising

We act as a dealer in, and manager of, physical grain and fertilizer through a majority interest in FGDI, LLC, a Delaware limited liability company. FGDI, LLC acts as a grain dealer in United States and international markets, primarily in Canada, Latin America and the Far East and also manages a pool of grain originated by a group of elevators in Texas. FGDI provides links between suppliers and purchasers of grain products through its network of contacts in the industry. Specifically, FGDI serves manufacturers, processors and other users of grain products by assembling grain requirements and providing delivery thereof, both domestically and internationally. FGDI also has access to a large network of agriculture origination sources allowing it to assemble and deliver specialty crops in quantities demanded by large-scale processors and end-users. FGDI maintains physical control over the grains at each critical stage in the assembling and shipping process, allowing it to meet the quality control standards of its customers. FGDI’s activities are supported by facilities, the most significant of which are a leased export terminal facility at the port of Mobile, Alabama and a fleet of leased rail cars.

FGDI is a joint venture between the company and subsidiaries of Mitsubishi Corporation. We own 70% percent of the joint venture and have the right to appoint four members of the management committee. Mitsubishi owns the remaining 30% interest in the venture and has the right to appoint one member of the management committee. We are in charge of the day-to-day operations of FGDI and generally control the venture. Mitsubishi is a significant customer for grain sold by FGDI and is contractually obligated to support use of FGDI’s Mobile, Alabama facility by providing a minimum volume of transactions.

Financial Services

We offer financing and facilitation for customers to carry commodities through our wholly-owned subsidiary, FCStone Financial, Inc., and our majority ownership of FCStone Merchant Services, LLC. The primary activity of FCStone Financial is sale/repurchase agreements whereby it purchases grain evidenced by warehouse receipts subject to a simultaneous agreement to resell such grain back to the seller at a later date. FCStone Financial also has railcars under lease which it subleases to our customers, but the margin from such activity is included in the Commodity and Risk Management Services segment. FCStone Merchant Services expects to do similar transactions in energy, grain and other commodities, as well as transactions where it shares in commodity profits with customers in exchange for financial support, but is newly formed and does not have any material operating history.

Regulatory Matters

We are regulated by several agencies and self-regulatory organizations in connection with various aspects of our business. Compliance with these regulations is material to our operations. The following discussion describes the material licenses and registrations that we maintain.

FCStone, LLC is a registered Futures Commission Merchant with the CFTC and a member of the NFA both of which have regulatory authority over the company. FCStone, LLC is also a member of all major U.S. futures exchanges. The Chicago Mercantile Exchange is its Designated Self-Regulatory Organization for regulatory purposes and the company considers the Chicago Mercantile Exchange to be its primary regulator. The Chicago Mercantile Exchange performs an annual audit of FCStone, LLC’s activities.

FCStone Investments, Inc., is registered as a commodity pool operator with the NFA. FCStone Advisory, Inc. is registered with the NFA as a commodity trading advisor for market commentary.

FCStone Forex, LLC, is subject to limited regulations as a retail foreign exchange dealer because it is considered a material affiliated person of FCStone, LLC, a registered FCM.

FCC Futures, Inc., and Westown Commodities, LLC, are guaranteed introducing brokers registered with the NFA.

FCC Investments, Inc. is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers (“NASD”). FCC Investments must file annual FOCUS reports with the SEC and is subject to the various rules and regulations of the NASD.

FGDI is licensed as a grain dealer in North Dakota, South Dakota, Nebraska, Minnesota, Indiana, Michigan, Ohio, Kentucky, Georgia, Alabama and Ontario, Canada. FGDI also has a Canadian Federal License for grain dealing. FGDI is registered as an exporter of grain with the United States Department of Agriculture.

In addition, the company is subject to the general legal and regulatory provisions applicable to trading services and commodities dealing

Sales and Marketing

We have a comprehensive sales and marketing program that is primarily implemented by our staff of brokers, known as risk management consultants, who are compensated on a commission basis and are responsible for developing new customers and providing services to new and existing customers. However, our top management also engages in significant sales activity.

Sales efforts are primarily centered on consulting services and on presenting our ability to obtain and utilize commodity intelligence information to support customer needs and to improve customer profitability.

Specifically, we emphasize our Integrated Risk Management Program, or IRMP, which provides the most comprehensive level of service offered by company. Sales efforts are supported by systems, staff and resources which include current commodity information and intelligence systems, communications systems, archives of commodity basis and pricing information and related presentation and analytical tools, marketing materials, an internet web site and educational materials.

We engage in direct sales efforts to seek new customers with a strategy of extending our services from our existing customer base to similar customers not yet served and to different kinds of customers that have risk management needs similar to those of our existing customer base. We seek to serve not only those customers that currently use risk management methods, but also those customers that we feel should use risk management methods. We are expanding our services into new business segments and are expanding our services geographically into foreign markets, particularly in Canada, Asia and Latin America.

We stay in regular contact with existing customers to provide commodity information and services, usually on a daily basis which include direct personal contact and current market commentary by fax or e-mail. We also offer educational programs on risk management methods and regular outlook meetings for our customers as well as the customers of our customers.

Competition

We compete with a large number of firms in the area of exchange traded futures and options execution and in the area of over-the-counter transactions. We compete primarily on the basis of price and value of service. Our competitors in the area of exchange-treaded futures and options include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven by price and level and quality of service. Many of these competitors offer over-the-counter programs as well. In addition, there are a number of financial firms and physical commodities firms that participate in the over-the-counter markets, both directly in competition with us and indirectly through firms such as us. We compete in the over-the-counter market by making specialized over-the-counter transactions available to our customers in lot sizes smaller than those usually offered by major counterparties.

On the consulting side of our business, we are not aware of any firm that provides a service equivalent to that available from the company. Our employees are in constant contact with their customers and make frequent recommendations that are designed for the purpose of educating the customer on how to best use the available tools and strategies to manage their risk and maximize their bottom line margins.

The grain merchandising business segment competes for both the purchase and sale of grain. Competition is intense and margins are low. Our major competitors have substantially greater financial resources than us, but we believe that our relationships with cooperative customers gives us a broad origination capability.

The grain merchandising business segment competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Our grain merchandising operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland, Cargill, Incorporated, CHS Inc., ConAgra, Bunge and Louis Dreyfus, each of which handle grain volumes of more than one billion bushels annually.

In the Financial Services segment we compete with traditional lenders, including banks and asset based lenders. In addition we also compete with specialized investment groups that seek to earn an investment return based on commodities transactions. We compete on price and service and by managing commodity risks that traditional lenders may seek to avoid.

Technology

We utilize front end electronic trading, mid office, back office and accounting systems which process transactions on a daily basis. These systems integrate together to provide record keeping, trade reporting to exchange clearing, internal risk controls, reporting to government entities, corporate managers, risk managers and customers. Our futures back office system is maintained by a service bureau which is located in Chicago with a disaster recovery site in New York. All other systems are maintained in our West Des Moines headquarters data center and system backups are stored off-site.

All of these systems are accessed through a wide area network. All systems are protected by a firewall and require proper security authorization for access. Our wide area network is managed by a service bureau which has redundant data facilities in Kansas City. We are currently building a disaster recovery plan to utilize the Des Moines and Kansas City data centers to house redundant systems.

Our risk managers access market information from network-based software systems. Market information includes real-time quotes, market history (futures/cash), news and commentaries. Market information also includes our historic database of market pricing and trend information used in the IRMP program. This information is used to analyze the markets to help risk managers determine the best strategy for a customer to minimize risk and maximize profit margins, especially when used in conjunction with the IRMP.

We use the RISC back office trade system to process exchange traded futures and options trades. We also use the FOCUS back office trade system to process overt-the-counter/derivative trades. We use Globex, RANorder and York electronic trading/order routing platforms.

Employees

As of June 30, 2004, we employed 413 people. This total is broken down by business segments as follows: Commodity and Risk Management Services had 197 employees; Clearing and Execution Services had 99 employees; Grain Merchandising had 85 employees; Financial Services had 2 employees and Corporate had 30 employees. We believe our relationship with our employees is good, and we have not suffered any work stoppages or labor disputes. None of our employees operate under a collective bargaining agreement. Many of our employees are subject to employment agreements. It is the current policy of the company to obtain an employee agreement which contains noncompetition provisions from each risk management consultant, but there are some with whom we do not have such agreements.

Properties and Locations

We lease office space for our principal business operations. Our corporate headquarters is located in West Des Moines, Iowa and our leased space is approximately 18,600 square feet. This lease is in place until December 31, 2009. The company has other offices in Chicago, Illinois; New York, New York; Kansas City, Missouri; St. Louis, Missouri; Omaha, Nebraska; Minneapolis, Minnesota; Bloomington, Illinois; Roy, Utah; Atlanta, Georgia; Indianapolis, Indiana; Spirit Lake, Iowa; Bowling Green, Ohio; and Summit, New Jersey. We have established representative offices in Beijing and Dalian in the People’s Republic of China. All of our offices and other principal business properties are leased.

We have a major leased grain facility located at the port of Mobile, Alabama, and other leased grain facilities located in Indiana and Ontario, Canada. We own another facility located in Columbus Grove, Ohio.

The Mobile facility consists of facilities for unloading of rail shipments, temporary storage, and loading of ocean-going vessels. The facility is leased from the State of Alabama for a term expiring December 1, 2012. An expansion of the storage available at Mobile is currently under construction, financed by an offering of $5.5 million in industrial development revenue bonds which is recognized as a capitalized lease for accounting purposes, supported by the lease and letters of credit which FGDI has guaranteed. Our obligations at Mobile are supported by an agreement with FGDI’s minority owner to purchase a minimum volume of grain through the facility.

Legal Proceedings

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI, LLC of charter party agreements regarding four vessels and seeking to recover damages of $242,655, $311,663, $769,302, and $561,854 respectively. The amount of the July 16, 2004 claim is not yet stated. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which is being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyer.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000. Liaoyang Edible Oils alleges that these damages arise out of disputes related to the final pricing of the contract. FGDI intends to vigorously defend this claim and believes that it has meritorious defenses.

From time to time and in the ordinary course of its business, we are a plaintiff or are a defendant in other legal proceedings related to various issues, including worker’s compensation claims, tort claims and contractual disputes. In addition, we are not aware of other potential claims that could result in the commencement of material legal proceedings. We carry insurance that provides protection against certain types of claims, up to the policy limits of our insurance.

SELECTED FINANCIAL DATA

We derived the following historical financial information from our audited consolidated financial statements as of August 31, 2003 and August 31, 2002 and for each of the years in the three-year period ended August 31, 2003 and our unaudited consolidated financial statements as of and for the nine months ended May 31, 2004, and 2003, which are included elsewhere in this proxy statement-prospectus, and our audited consolidated financial statements as of and for the years ended August 31, 2001, August 31, 2000 and August 31, 1999, which are not included in this proxy statement-prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical per share data has been omitted because, under the cooperative structure, earnings of the cooperative are distributed as patronage dividends to members based on the level of business conducted with the cooperative as opposed to common stockholder’s proportionate share of underlying equity in the cooperative. Operating results for the nine months ended May 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending August 31, 2004. This table should be read together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this proxy statement-prospectus.

	Year Ended August 31,						Nine Months Ended May 31,
	2003	2002	2001	2000		1999	2004	2003
							(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Total revenues	$1,225,350	$893,754	$689,591	$446,230		$395,474	$1,276,686	$919,400
Cost of grain and fuel sold	1,149,272	828,290	633,367	404,394		361,547	1,201,117	862,063

Net revenues	76,078	65,464	56,224	41,836		33,927	75,569	57,337

Costs and expenses
Employee compensation and broker commissions	24,129	21,463	18,022	14,845		12,682	20,569	18,536
Pit brokerage and clearing fees	16,152	11,557	7,903	3,888		2,960	20,511	12,221
Introducing broker commissions	7,881	7,802	6,441	3,118		2,023	7,206	5,638
Interest	2,058	1,379	1,217	835		698	2,717	1,487
Depreciation and amortization	798	846	711	625		512	623	679
Other operating expenses	18,994	17,149	14,130	10,899		9,371	16,087	14,703

Total costs and expenses	70,012	60,196	48,424	34,210		28,246	67,713	53,264

Income before income tax expense and minority interest	6,066	5,268	7,800	7,626		5,681	7,856	4,073
Minority interest	561	600	242	—		—	371	329

Income after minority interest and before income taxes	5,505	4,668	7,558	7,626		5,681	7,485	3,744
Income tax expense	1,200	1,280	1,590	1,370		1,040	1,830	815

Net income	$4,305	$3,388	$5,968	$6,256		$4,641	$5,655	$2,929

Balance Sheet Data (at end of period):
Total assets	$491,852	$399,526	$271,911	$234,851	(1)	$115,446	$599,625	$449,797
Notes payable	76,048	65,013	24,179	8,702		7,859	112,483	88,252
Minority interest	4,109	3,758	3,243	—		—	5,284	3,877
Capital stock and equity	35,827	35,172	35,068	31,069		27,202	41,224	37,886

(1)	The company acquired the assets of a futures brokerage business on July 1, 2000 with assets of $118 million.

PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma data presented for the five years ended August 31, 2003 and the nine months ended May 31, 2004 and 2003 give pro forma effect to the restructuring from a cooperatively operated company to a regular business corporation. Adjustments to reflect this change include a reduction of commissions from the Class B member business and the loss of the patronage dividend deduction for income taxes. The pro forma number of common stock shares is based on an anticipated appraisal estimated to be $42 million, which is the midpoint of management’s anticipated appraisal range of $38 million to $46 million. Shares will be issued at $10 per share which will result in 4.2 million shares being issued.

	Year Ended August 31,					Nine Months Ended May 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
	(dollars in thousands, except per share data)
Total net revenues	$76,078	$65,464	$56,224	$41,836	$33,927	$75,569	$57,337
Total costs and expenses	70,012	60,196	48,424	34,210	28,246	67,713	53,264

Income before income tax expense and minority interest	6,066	5,268	7,800	7,626	5,681	7,856	4,073
Minority interest	561	600	242	—	—	371	329

Income before income tax expense	5,505	4,668	7,558	7,626	5,681	7,485	3,744
Pro forma adjustments (1)	447	336	316	367	510	368	352

Income before income tax expense, after pro forma adjustments	5,058	4,332	7,242	7,259	5,171	7,117	3,392
Pro forma income tax expense (2)	1,800	1,540	2,680	2,670	1,920	2,600	1,250

Pro forma net income	$3,258	$2,792	$4,562	$4,589	$3,251	$4,517	$2,142

Pro forma shares outstanding (3)	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000

Pro forma basic and diluted earnings per share	$0.78	$0.66	$1.09	$1.09	$0.77	$1.08	$0.51

(1)	Adjustment to commissions from Class B division.
(2)	Income tax expense without patronage dividend deduction
(3)	Assumes 4.2 million shares outstanding assuming a $42 million appraisal of the company pursuant to the restructuring which is the midpoint of management’s anticipated range of $38 million to $46 million. No effect of shares potentially issued under subscription rights have been assumed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition, results of operations and liquidity and capital structure for the nine months ended May 31, 2004 and 2003 and for the years ended August 31, 2003, 2002 and 2001. This section should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this proxy statement-prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement-prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this proxy statement-prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this proxy statement-prospectus.

Overview

The company is a commodities risk management and trading company headquartered in West Des Moines, Iowa. Risk management is designed to identify and then limit and control the potential factors that could negatively impact the success of a business. Our chief function is to research, recognize and quantify the potential risks involved in our customers’ operations, then plan and execute programs that effectively mitigate those risks by capping operational expenses and maximizing margin opportunities. While the company’s initial business was centered on the risks of marketing of grain of domestic elevators, today’s programs are designed for a much broader commodity spectrum including grain and livestock, dairy, the entire energy complex, ingredient users, food processors, and other commodity end-users. The company utilizes all of the tools of the commodities marketplace, including exchange-traded futures and options, cash and physical commodity trades, and over-the-counter derivatives to provide risk management services to our customers for their business. We also offer direct execution clearing services to commodities firms, traders, fund operators and others. Our grain merchandising operations facilitate the movement of grain from an originator to fill the demand of an end-user. This offers value-added opportunities for our customers to merchandise their inventories as far into the marketing pipeline as possible.

Our revenues are derived from: (1) commissions for futures and option trades, (2) service and consulting fees, (3) brokerage mark-ups on over-the-counter and commodities trades, (4) fees for clearing customers’ direct trades, (5) the sale of grain and fuel, and (6) interest income on margin funds on deposit with the various commodity exchanges. As a service company, our expenses primarily consist of employee compensation and broker commissions and their related fringe benefits and payroll taxes. As commission expenses are directly related to revenues, they are for the most part a variable expense, as are the pit brokerage and clearing fees expense as they are directly related to the number of futures exchange trades. Other significant operating expenses consist of communications, marketing information, travel, office and equipment rent and marketing and promotion.

Recent Developments and Market Trends

The company has realized a significant increase in our “nonmember” business revenues, especially over the last five years. This increase is a result of the company expanding our risk management services into other commodities in addition to our traditional grain marketing base. We expect this trend to continue at an accelerated rate as we offer more risk management programs and services to other industries and companies to help them manage their commodity risks.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. The preparation of these financial statements requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of our financial statements.

Commodity Deposits and Accounts Receivable/Payable

Commodity accounts include equities and deficits in open futures and option contracts and funds received to margin or guarantee commodity transactions. The company is obligated to fund margin calls on open contracts and, in turn, receives reimbursement from customers for maintenance of their respective margins. Customer funds received to margin, guarantee, and/or secure commodity futures transactions are segregated and accounted for separately, in accordance with the Commodity Futures Trading Commission’s regulations. While the company has not historically experienced significant losses in respect of its credit exposures, there is a need to regularly evaluate accounts receivable for the adequacy of the allowance for doubtful accounts.

Commission Revenue

Commissions on futures contracts are recognized when the related open commodity futures transaction is closed. Commissions on option contracts are recognized upon the purchase or sale of the option. Commissions and fees on our Clearing and Execution Services operation are charged when each trade is made (opened and closed).

Inventories

Grain inventories are carried at market value, which is net realizable value (NRV). NRV is determined by estimating selling prices and related costs of disposal in the ordinary course of business. Management’s judgments in determining NRV involve considerations of the grading of the commodity and the basis adjustment for location and expected costs to sell. Realized and unrealized gains and losses on futures contracts are credited or charged to current costs of sales.

Open Contracts and Hedge Policy — Grain

Open cash and futures contracts for the purchase and sale of grain are reported at market value, and the resulting gains or losses are recognized currently in earnings. The company is exposed to risks that it may not have sufficient grain to deliver into its contracts and thus would be obligated to purchase grain at prevailing market rates in order to meet such commitments. The company follows the policy of hedging its grain transactions through the use of those cash and futures contracts in order to minimize risk due to market fluctuations. Hedge margin accounts are carried at net liquidating valuations as of the balance sheet date.

Pensions

The company has noncontributory defined pension plans for most of its employees. The company’s funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amount the company may deem to be appropriate. The company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. A minimum liability is required to be established on the Consolidated Balance Sheets representing the amount of unfunded accrued pension cost. This represents the difference between the accumulated benefit obligation and the fair value of plan assets and is recorded as a reduction to members’ equity through accumulated other comprehensive income, net of tax, in the Consolidated Statements of Financial Condition. As of August 31, 2003, the company has recorded an accumulated reduction to members’ equity of approximately $3.9 million.

To account for its defined benefits pension plan in accordance with SFAS No. 87, the company must make three main determinations at the end of each year: First, it must determine the actuarial assumptions for the discount rate used to reflect the time value of money in the calculation of the projected benefit obligations for the end of the current year and to determine the net periodic pension cost for the subsequent year. For guidance in determining the rate, the company looks at rates of return on high-quality fixed-income investments and periodic published rate ranges. See Note 4 to the Consolidated Financial Statements for a listing of the discount rates used.

Second, the company must determine the actuarial assumption for rates of increase in compensation levels used in the calculation of the accumulated and projected benefit obligation for the end of the current year and to determine the net periodic pension cost for the subsequent year. See Note 4 to the Consolidated Financial Statements for a table showing the rates used.

Third, the company must determine the expected long-term rate of return on assets assumption that is used to determine the expected return on plan assets component of the net periodic pension cost for the subsequent year. See the table in Note 4 to the Consolidated Financial Statements for the expected long-term rates used.

Results of Operations

Net Revenues

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003

Net revenues totaled $75.6 million for the nine months ended May 31, 2004 compared to $57.3 million for the nine months ended May 31, 2003, an increase of $18.3 million, or 31.9%. This increase was primarily the result of additional futures trading volume from existing and new customers in both our Clearing and Execution Services segment and our Commodity and Risk Management segment. The additional volume in this segment is due to high commodities prices and resulting increased trading activity. Our combined trade volume increased from 19.7 million trades in 2003 to 27.9 million trades in 2004 and increased revenues by $14.5 million. Gross margins from the sale of grain were higher as bushels merchandised increased from 183 million in 2003 to 200 million in 2004 with higher per bushel margins. Service, consulting and brokerage fees were $9.4 million in 2004 up from $8.2 million in 2003 primarily due to increased energy and grain risk management brokerage and additional customers on our fee-based risk management program. Other revenues were higher due to the gain on the sale of Board of Trade Clearing Corp. stock of $0.8 million. Interest income was down by $0.7 million primarily due to lower short-term interest rates.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

Net revenues totaled $76.1 million for the year ended August 31, 2003 compared to $65.5 million for the year ended August 31, 2002, an increase of $10.6 million or 16.2%. This increase was primarily the result of additional trading volume from existing and new customers in our Clearing and Execution Services segment. Our trade volume increased from 24.2 million trades in FY2002 to 35.1 million trades in FY2003 and increased revenues by $7.6 million. Gross margins from the sale of grain were higher as bushels merchandised increased from 218.4 million FY2002 to 247.9 million in FY2003. Service, consulting and brokerage fees were up to $11.2 million in FY 2003 from $10.3 million in FY2002 due to both increased energy risk management brokerage and additional customers on our fee-based risk management program.

Year Ended August 31, 2002 Compared to the Year Ended August 31, 2001

Net revenues totaled $65.5 million for the year ended August 31, 2002 compared to $56.2 million for the year ended August 31, 2001, an increase of $9.3 million or 16.5%. This increase was primarily a result of additional trading volume from existing and new customers in our Clearing and Execution Services segment. Our trade volume increased from 15.7 million trades in FY2001 to 24.2 million trades in FY2002 and increased revenues by $6.5 million. Service, consulting and brokerage fees were $10.3 million in FY 2002 compared to $8.7 million in FY2001, an increase of $1.6 million primarily due to increased energy risk management brokerage and additional customers on our fee-based risk management program. Gross margins from the sale of grain and fuel were higher at $9.6 million versus $7.4 million as bushels merchandised increased from 155.9 million bushels in FY2001 to 218.4 million in FY2002 with slightly lower per bushel margins. Interest income was $3.7 million in FY 2002 down from $6.0 million in FY2001 due primarily to much lower short-term interest rates.

Operating Expenses

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003

Employee Compensation and Broker Commissions. Employee compensation and broker commissions were $20.6 million in 2004 compared to $18.5 million in 2003, an increase of $2.1 million or 11.3%. This increase was primarily due to increased broker commissions from our revenue volume increases and additional personnel in our Financial Services segment.

Pit Brokerage and Clearing Fees. The increase of pit brokerage and clearing fees from $12.2 million in 2003 to $20.5 million in 2004 is entirely related to increased commissions and increased clearing and transaction fee revenues.

Introducing Broker Commissions. Introducing broker commissions expenses are directly related to the commission income generated by the introducing broker customers of the company. Such expense increased from $5.6 million in 2003 to $7.2 million in 2004 due to the increase in commission revenues from such customers.

Interest. Interest expense increased to $2.7 million in 2004 from $1.5 million in 2003 due to the increase in bushels handled in our grain merchandising operations, the increase in export-related bushels, and higher grain prices.

Other Operating Expenses. Other operating expenses were $16.1 million for 2004 compared to $14.7 million in 2003, an increase of $1.4 million. This increase was primarily due to increased employee benefits and payroll taxes expenses of $1.2 million related to higher employee compensation and broker commissions, including rate increases in our pension and medical insurance plans.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

Employee Compensation and Broker Commissions. Employee compensation and broker commissions were $24.1 million in FY2003 compared to $21.5 million in FY2002, an increase of $2.6 million or 12.1%. This increase was due to the additional volume and new customers in our Clearing and Execution Services segment which increased costs by approximately $0.7 million, increased broker commissions due to volume increases and additional personnel in the Risk Management Services segment of approximately $0.8 million, additional personnel in Grain Merchandising due primarily to a full year’s operations in FY2003 of new offices opened in FY2002 amounting to approximately $0.7 million, and increased incentive payments over the prior year, and normal salary increases.

Pit Brokerage and Clearing Fees. The increases of pit brokerage and clearing fees from $11.6 million in FY2002 to $16.2 million in FY2003 is entirely related to increased commissions and increased clearing and transaction fee revenues.

Introducing Broker Commissions. Introducing Broker commissions’ expenses are directly related to the commission income generated by the introducing broker customers of the company. Such expense increases slightly from $7.8 million in FY2002 to $7.9 million in FY2003 due to the small increase in revenues from such customers.

Interest. Interest expense increased to $2.1 million in FY2003 from $1.4 million in FY2002 due to the increase in bushels handled in our grain merchandising operations and the increase in export related bushels.

Other Operating Expenses. Other operating expenses were $19.0 million for FY2003 compared to $17.1 million in FY2002, an increase of $1.9 million or 11%. This increase was primarily due to increased employee benefits and payroll taxes expenses related to higher employee compensation and broker commissions of $1.2 million and additional office rent and related expenses due to opening several new locations.

Year Ended August 31, 2002 Compared to the Year Ended August 31, 2001

Employee Compensation and Broker Commissions. Employee compensation and broker commissions were $21.5 million in FY2002 compared to $18.0 million in FY2001, an increase of $3.5 million or 19.4%. This increase was due to the addition of personnel in the Commodity and Risk Management service area in existing and new offices; additional personnel to handle increased volume in the Clearing and Execution segment, and additional personnel in the Grain Merchandising segment with the opening of two new offices and the increased volume at the Mobile port facility.

Pit Brokerage and Clearing Fees. The increase of pit brokerage and clearing fees from $7.9 million in FY2001 to $11.6 million in FY2002 is entirely related to the increased commissions and increased clearing and transactions fee revenues from our Clearing and Execution Services segment.

Introducing Broker Commissions. Introducing broker commission expenses are directly related to the commission income generated by the introducing broker customers of the company. Such expense increased from $6.4 million in FY2001 to $7.8 million in FY2002 due to the increased commissions trading volume done by such customers.

Interest. Interest expense increased from $1.2 million in FY2001 to $1.4 million in FY2002 due to the increase in bushels handled in our grain merchandising operations, but such increase was mitigated by lower interest rates in FY2002 versus FY2001.

Other Operating Expenses. Other operating expenses were $17.1 million in FY2002 compared to $14.1 million in FY2001, and increase of $3.0 million. This increase was due to several reasons: an increase in employee benefits and payroll taxes of $1.2 million from rate increases in our pension and group medical plans and additional employees; additional office rent and related expenses for opening new offices and expanding current ones; and the additional operating expenses from higher volume and increased number of employees over FY2001.

Income Tax Expense

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003

Our provision for income taxes increased to $1.8 million in 2004 from $0.8 million in 2003 due to higher earnings in general and higher earnings in our nonmember business, which are fully taxable. As a result, the effective rate was 24.4% in 2004, up from 21.8% in 2003.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

Our provision for income taxes decreased to $1.2 million in FY2003 from $1.3 million in FY2002 despite higher earnings due to the increased member patronage dividend deduction from higher member-related earnings in FY2003 over FY2002. The effective rate was 21.7% in FY2003, down from 27.4% in FY2002.

Year Ended August 31, 2002 Compared to the Year Ended August 31, 2001

Our provision for income taxes decreased from $1.6 million in FY2001 to $1.3 million in FY2002 as pretax income was lower in FY2002 at $4.7 million versus $7.6 million in FY2001. Member-related earnings were higher in FY2001, which reduced taxes more in FY2001 than FY2002 due to a higher patronage dividend deduction. As a result, the effective rate was 27.4% in FY2002, up from 21.0% in 2001.

Operating Segments

Our reportable operating segments consist of Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising and Financial Services. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment’s net income. Segment amounts exclude revenues, expenses and equity earnings not specifically identifiable to segments. These amounts are included in the Corporate and Other disclosure.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. Segment income before income taxes may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements.

Commodity and Risk Management Services

Our Commodity and Risk Management Services segment offers commodity services to our customers, with an emphasis on risk management using futures, options and other derivative instruments. The following table provides net revenue and other data for this segment.

	Year Ended August 31,			Nine Months Ended May 31,
	2003	2002	2001	2004	2003
				(unaudited)
	(dollars in thousands)
Revenues	$38,481	$37,107	$35,966	$34,934	$28,618
Operating expenses	31,800	31,516	27,627	27,843	23,791

Income (loss) before income taxes	$6,681	$5,591	$8,339	$7,091	$4,827

Total identifiable assets at end of period	$105,147	$135,249	$113,338	$184,596	$111,194

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003

Revenues increased from $28.6 million in 2003 to $34.9 million in 2004, an increase of $6.3 million. With strong grain commodity prices in 2004, trading volume was up considerably over 2003 with commissions $4.9 million higher in 2004 than 2003. Service, consulting and brokerage fees were $1.4 million higher in 2004 from 2003 primarily due to increased energy and grain risk management brokerage. Lower short-term interest rates reduced interest income by $0.8 million in 2004 from 2003. The company also had a $0.8 million gain on sale of CBOT Clearing Corp. stock in 2004.

Operating expenses were higher at $27.8 million in 2004 compared to $23.8 million in 2003, an increase of $4.0 million. Volume related employee compensation and commissions and related employee benefits were $1.9 million of this increase, and volume related pit brokerage and introducing broker commissions were $1.6 million of this increase.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Revenues increased from $37.1 million in FY2002 to $38.5 million in FY2003, an increase of $1.4 million. This increase was primarily a result of slightly higher commissions of $0.7 million due to higher trading volume and higher service, consulting and brokerage fees of $1.1 million due to increased energy brokerage and additional customers on our fee-based risk management program. Interest income was approximately $0.4 million lower due to lower short-term interest rates.

Operating expenses were slightly higher at $31.8 million in FY2003 compared to $31.5 million in FY2002. This was primarily due to increased broker commissions due to revenue increases and additional personnel. Employee benefits were also higher with the increased commissions and compensation and with rate increases in our pension and medical plans. These increases were partially offset by lower introducing broker commissions as more of our revenue increase was from company brokers.

Year Ended August 31, 2002 Compared to Year Ended August 31, 2001.

Revenue increased from $36.0 million in FY2001 to $37.1 million in FY2003, an increase of $1.1 million. This increase was composed of higher commissions of $1.3 million and higher service, consulting and brokerage fees of $1.8 million, offset by much lower interest income of $2.0 million. Service, consulting and brokerage fees were higher due to both energy risk management brokerage volume increases and additional customers on our fee-based risk management program. Interest income was down due to lower short-term interest rates.

Operating expenses increased from $27.6 million in FY2001 to $31.5 million in FY2002, an increase of $3.9 million. This increase primarily relates to (1) increased broker commissions on higher commission and fee revenue and additional broker personnel, (2) higher employee benefits on such increased commissions and compensation along with pension and medical plan rate increases, and (3) higher introducing broker commissions on additional commission revenue generated by customers of our outside introducing brokers.

Clearing and Execution Services

The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firms, fund operators, commodities traders and others. The following table provides net revenue and other data for this segment.

	Year Ended August 31,			Nine Months Ended May 31,
	2003	2002	2001	2004	2003
				(unaudited)
	(dollars in thousands)
Revenues	$25,988	$19,293	$13,072	$29,368	$19,413
Operating expenses	25,041	18,430	12,826	26,608	18,688

Income (loss) before income taxes	$947	$863	$246	$2,760	$725

Total identifiable assets at end of period	$265,796	$169,775	$107,821	$258,848	$214,226

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003

Revenues were $29.4 million for 2004 compared to $19.4 million for 2003, an increase of $10.0 million. With the increase in prices for energy, grain and metals commodities in 2004, our customers’ trading volume was up substantially over 2003. Total trade volume increased from 26.1 million trades in 2003 to 39.1 million trades in 2004, increasing commission and fee revenue by $10.0 million in 2004 over 2003. Despite higher customer margin deposits, our interest income was down $0.1 million due to lower short-term interest rates.

Operating expenses were higher at $26.6 million for 2004 compared to $18.7 million in 2003, an increase of $7.9 million. This increase was primarily a result of volume related additional pit brokerage and clearing fees of $7.3 million and introducing broker commissions of $0.6 million.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Revenues increased from $19.3 million in FY2002 to $26.0 million in FY2003, an increase of $6.7 million. This increase was primarily a result of additional trading volume from both new and existing customers. Such trade volume increased from 24.2 million trades in FY2002 to 35.1 million trades in FY2003 and increased revenues by $6.4 million. Due to the additional margin deposits from such customers, interest income increased from $1.0 million in FY2002 to $1.3 million in FY2003 despite lower short-term interest rates.

Operating expenses increased from $18.4 million in FY2002 to $25.0 million in FY2003, an increase of $6.6 million. This increase was primarily due to (1) additional personnel to handle increased volume and new customers and related employee benefits — $1.0 million, (2) increased volume related pit brokerage and clearing fees — $5.0 million, and (3) additional volume related introducing broker commissions expense on customers trading through such introducing brokers — $1.0 million.

Year Ended August 31, 2002 Compared to Year Ended August 2001.

Revenues were $19.3 million for FY2002 compared to $13.1 million in FY2001, an increase of $6.2 million. This income was primarily a result of additional trading volume from new customers added in FY2001 and FY2002 of approximately $5.1 million and additional volume from existing customers of $1.4 million. Such combined trade volume increased from 15.7 million trades in FY2001 to 24.2 million trades in FY2002. These increases were slightly offset by a reduction of $.3 million in interest income due to lower short-term interest rates.

Operating expenses were $18.4 million in FY2002 compared to $12.8 million in FY2001, an increase of $5.6 million. This increase is directly related to the above revenue increase and was primarily due to: (1) additional personnel required to handle increased volume of new customers and the related employee benefits — $0.9 million, (2) increased volume related pit brokerage and clearing fees — $3.6 million, and (3) additional volume related introducing broker commissions expense on customers trading through such introducing brokers — $1.0 million.

Grain Merchandising

The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer through a majority interest in FGDI, LLC. FGDI acts as a grain dealer in the United States and international markets, primarily in Canada, Latin America and the Far East and also manages a pool of grain originated by a group of elevators in Texas.

The following table provides net revenue and other data for this segment.

	Year Ended August 31,			Nine Months Ended May 31,
	2003	2002	2001	2004	2003
				(unaudited)
	(dollars in thousands)
Gross margins	$11,260	$9,011	$7,122	$11,104	$9,174
Operating expenses	9,391	7,010	5,181	9,781	8,078

	1,869	2,001	1,941	1,322	1,096
Minority interest	561	600	242	396	329

Income (loss) before income taxes	$1,308	$1,401	$1,698	$926	$767

Total identifiable assets at end of period	$99,770	$75,797	$47,704	$124,884	$96,196

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003

Gross margins for 2004 were $11.1 million compared to $9.2 million in 2003, an increase of $1.9 million. This increase was due to both the increase in bushels merchandised from 183 million in 2003 to 200 million in 2004 and an approximate 18% increase in margins per bushel due to additional export bushels.

Operating expenses were $9.8 million in 2004 and $8.1 million in 2003, an increase of $1.7 million. This increase was primarily a result of (1) higher interest expense of $1.1 million due to both the increase in bushels handled and additional export bushels that require additional inventory and receivable carrying time and (2) higher employee compensation and employee benefits due to expanded operations in the last year.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Gross margins were $11.3 million for FY2003 and $9.0 million for FY2002, an increase of $2.3 million. This increase was primarily due to the increase in bushels merchandised from 218 million in FY2002 to 248 million in FY2003 and an approximate 10% increase in the margin per bushel handled.

Operating expenses rose from $7.0 million in FY2002 to $9.4 million in FY2003, an increase of $2.4 million. This increase was primarily a result of additional personnel and related employee benefits due to our expanded operations of $1.1 million and higher interest expense of $0.8 million despite lower rates due to both the increase in total bushels handled and the increase in export-related bushels handled that require additional inventory carrying time. Due to our expanded operations, other operating expenses increased also.

Year Ended August 31, 2002 Compared to Year Ended August 31, 2001.

Gross margins were $9.0 million in FY2002 and $7.1 million in FY2001, an increase of $1.9 million. This increase was a result of the increase in bushels merchandised from 156 million in FY2001 to 218 million in FY2002, offset with a 9% decrease in the margins per bushel realized. Approximately 50% of the bushel increase was from two new merchandising locations opened near the end of FY2001.

Operating expenses were $7.0 million in FY2002 and $5.2 million for FY2001, an increase of $1.8 million. The increase was primarily related to opening two new merchandising locations near the end of FY2001 that had a full year of operations in FY2002 compared to a partial year in FY2001. Increased employee compensation and employee benefits were $1.3 million and additional rent was $0.2 million, accounting for most of the increase in operating expenses. Interest expense was approximately the same each year despite the increased bushels handled due to much lower short-term interest rates in FY2002 compared to FY2001. As a result of the above income before minority interest was $2.0 million in FY2002 and $1.9 million in FY2001, and income after minority interest was $1.4 million in FY2002 and $1.7 million in FY2001. Minority interest was lower in FY2001 as the sale of the 30% minority interest in the company happened approximately seven months into the fiscal year.

Financial Services

The Financial Services segment offers financing and facilitation for customers to carry commodities. The primary activity of this segment has consisted of sale/repurchase agreements whereby we purchase grain evidenced by warehouse receipts subject to a simultaneous agreement to resell such grain to the seller at a later date. The following table provides net revenue and other data for this segment.

	Year Ended August 31,			Nine Months Ended May 31,
	2003	2002	2001	2004	2003
				(unaudited)
	(dollars in thousands)
Revenues	$164	$—	$—	$163	$132
Operating expenses	55	—	—	402	—

	109	—	—	(239)	132
Minority interest	—	—	—	(26)	—

Income (loss) before income taxes	$109	$—	$—	$(213)	$132

Total identifiable assets at end of period	$16,571	$15,516	$—	$27,996	$25,913

Nine Months Ended May 31, 2004 Compared to Nine Months Ended May 31, 2003.

Revenues for the nine months ended May 31, 2004 and 2003 were $163,000 and $132,000. Operating expenses were much higher for 2004 at $402,000 primarily due to personnel added in late 2003 to expand this segment’s business.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Revenues were $164,000 for FY2003. The Financial Services segment operations were started in FY2002, and FY2003 was its first year of operations. Net revenues are the net interest income from repurchase loans to customers for financing their grain inventories. Amounts outstanding for such loans at August 31, 2003 were $11.8 million.

Corporate and Other

The Corporate segment consists of equity in investments in other companies and overall corporate level expenses primarily related to employee compensation and benefits, travel, MIS, professional fees, director fees and general insurance. Corporate net expenses for the three years ended August 31, 2003, and nine months ended May 31, 2004 and May 31, 2003 were as follows: $3,540 for FY2003, $3,188 for FY2002, $2,726 for FY2001, $3,078 for the nine months ended May 31, 2004 and $2,707 for the nine months ended May 31, 2003. The primary reason for the increase in the above periods is employee compensation and the related benefits cost of such due to additional personnel. Pension and medical plans also had significant rate increases over the last three years and nine months.

Liquidity and Capital Resources

The following table presents a summary of cash flows for the three years ended August 31, 2003 and the nine months ended May 31, 2004 and 2003.

	Year Ended August 31,			Nine Months Ended May 31,
	2003	2002	2001	2004	2003
				(unaudited)
	(dollars in thousands)
Cash flows provided by (used for):
Operating Activities	$(7,770)	$(25,090)	$(16,198)	$(32,400)	$(8,511)
Investing Activities	2,388	(15,301)	3,147	(10,480)	(11,208)
Financing Activities	9,245	38,567	13,236	39,948	21,088

Net Increase (decrease) in cash and cash equivalents	$3,863	$(1,824)	$185	$(2,932)	$1,369

We have had substantial growth for the last 3½ years in each segment of our operations. Customer deposits and accounts receivable assets related to futures and options trading have grown from $127 million at the beginning of FY2001 to $369.0 million at May 31, 2004. The related commodity and customer regulated accounts payable has also increased from $178 million at the beginning of 2001 to $380.0 million at May 31, 2004. Accounts receivable and inventories primarily related to our grain merchandising operations have increased from $20 million at the beginning of FY2001 to $132.0 million at May 31, 2004. The cash flows used in operations shown above primarily related to our grain merchandising operation as the accounts receivable and inventories increases have been largely financed by our lines of credit, with such outstanding notes payable increasing from $9 million at August 31, 2000 to $112.0 million at May 31, 2004. The cash flows used for investing activities above are a result of the growth of the financial services business segment started in 2002 which now has approximately $23.5 million in repurchase agreements receivable and notes payable outstanding at May 31, 2004. Cash flows provided by financing activities noted above were primarily proceeds from notes payable used to finance the growth in the grain merchandising and financial services operations.

The accounts of our grain merchandising segment include amounts due with respect to shipments to a customer located in Mexico. Payment of the accounts from this debtor are partially insured under a credit insurance policy issued by Export Import Bank of the United States that is applicable to United States origin goods. Payments are also partially insured by a commercial credit insurance policy in the maximum amount of $18 million that is applicable to shipments not insured under the Export Import Bank policy. FGDI has entered into a master purchase agreements with CoBank, ACB, under which it may sell, and has sold, insured receivables under the above policies, with limited recourse.

The company has substantial lines of credit available (see “Financing Activities”) and annual cash flow from operations to support continued additional growth in most segments of our operations. However, due to the significant capital requirements of grain merchandising activities, our growth in that segment is expected to be reduced unless additional capital is raised.

Financing Activities

The company maintains a number of lines of credit to support operations. A summary of such lines is noted below.

Creditor	Renewal/ Expiration Date	Use	Amount Available	Amount Outstanding at May 31, 2004
Deere Credit, Inc.	March 1, 2005	Margin Calls	$39.0 million	-0-
Deere Credit, Inc.	March 1, 2005	Repurchase Agreements	$46.0 million	$27.9 million
Deere Credit, Inc.	Dec. 1, 2005	Subordinated Debt for Regulatory Capital	$7.0 million	$4.0 million
Deere Credit, Inc.	Oct. 1, 2006	General Corporate	$8.0 million	$7.0 million

Total Deere			$100.0 million	$38.9 million

CoBank, ACB	April 1, 2005	Grain Merchandising	$120.0 million	$70.5 million
CoBank, ACB	June 30, 2006	OTC & Fuel Operations	$15.0 million	$5.2 million
CoBank, ACB	May 1, 2005	Repurchase Agreements	$75.0 million	$1.9 million

Total CoBank			$210.0 million	$77.6 million

Harris Bank	March 10, 2005	Margin Calls	$15.0 million	-0-
Industrial Revenue Bonds (Capitalized Lease Obligations)	Annual payments to 2013	Mobile, Alabama facility additional storage	$5.5 million	$4.8 million
Sowood Commodity Partners Fund, LP.	March 4, 2006	Junior, secured revolving credit facility — Financial Services operations	$30.0 million	-0-
Fortis Capital Corp.	Demand	Financial Services operations	$20.0 million	-0-
RZB Finance, LLC	Demand	Financial Services operations	$5.0 million	-0-
Subordinated Debt	Oct. 1, 2004 to June 30, 2005	Regulatory Capital	$1.3 million	$1.3 million

We carry significant open futures positions on behalf of our customers in the Commodity and Risk Management Services and the Clearing and Execution Services segments of our business. The above lines of credit in place for margin calls are rarely used, but necessary to cover any abnormal commodity market fluctuations and the margins calls they may produce. With the company and customer funds on deposit and the available credit lines noted above, management believes we have adequate capital reserves to meet any market fluctuation based upon current commodity market activities.

Our Grain Merchandising segment has a $120 million line of credit with CoBank available to finance its operations. The segment can also utilize part of the Deere Credit repurchase agreement line to carry inventories when considered appropriate. As this segment of our business carries significant accounts receivable and inventory, the CoBank line is utilized to a great extent. The CoBank loan agreement requires compliance with certain financial covenants, including compliance with minimum net worth, working capital, financial ratios and borrowing base limits. The company was not in compliance with the borrowing base limit at May 31, 2004, but received a written waiver from CoBank.

The above lines of credit are generally reviewed and renewed on an annual basis.

In 2001 we sold a 30% interest in its grain merchandising subsidiary for $3 million in order to better capitalize such operations and increase its line of credit to support the expanding operations.

We formed FCStone Merchant Services, LLC, a joint venture with Sowood Commodity Partners Fund, LP, in March 2004. The company owns 70% of the joint venture while Sowood owns the remaining 30%. Sowood provided $1.0 million in a capital investment in the joint venture, along with a $30 million junior, secured revolving credit line. The joint venture also has a $20 million line of credit with Fortis Capital Corp. and a $5.0 million line of credit with RZB Finance, LLC to support its operations.

Contractual Obligations

The following table describes the company’s cash payment obligations as of August 31, 2003:

	Payments Due by Period
	(in thousands)
	Total	Less than 1 Yr	1-3 Years	4-5 Years	After 5 yrs
Subordinated Debt	$500	$500	$—	$—	$—
Obligation under capital lease	5,363	688	1,100	1,100	2,475
Notes payable	76,048	76,048	—	—	—
Operating leases	18,682	3,029	5,072	3,831	6,750

Total	$100,593	$80,265	$6,172	$4,931	$9,225

Based upon our current operations, we believe that cash flow from operations, available cash and available borrowings under our lines of credit will be adequate to meet our future liquidity needs.

Inflation

We believe that our results of operations are not materially affected by moderate changes in the general inflation rate. Inflation did not have a material affect on our operations in the nine months ended May 31, 2004 and 2003 and in FY2003, 2002, and 2001. Severe increases in inflation, however, that would affect the global and U.S. economies could have an adverse affect on our business, financial condition and results of operation.

Seasonality and Fluctuations in Operating Results

We generally experience seasonality in our operations with the first quarter typically being our strongest period as a result of the U.S. grain harvest. However, with global political factors and their effect on the commodities markets, we are seeing more frequent trading volume spikes throughout the year.

Market Risk Disclosures

Commodity Price Risk

As part of our trading activity, we utilize futures and option contracts offered through regulated commodity exchanges to reduce risk. The company is exposed to risk of loss in the market value of grain inventories and grain subject to contract for purchase and sale. The company follows the policy of hedging its grain transactions and physical fuel through the use of cash and futures contracts in order to minimize risk due to market fluctuations. The commodity price risk associated with physical fuel is not material and is for the account of our customers. Inventories and purchases and sales contracts are hedged to the extent practical so as to arrive at a net commodity position within the formal position limits set by the company and deemed prudent for each commodity. Open cash and futures contracts for the purchase and sale of grain are reported at market value, and the resulting gains and losses are recognized currently in earnings. The following table describes the number of bushels in inventory, under purchase and sales contracts, and in futures positions by commodity at August 31, 2003:

	Bushels
	Corn	Soybeans	Wheat	Oats & Barley
Inventory	864,577	128,072	4,438,925	354

Purchase contracts	13,415,123	5,134,633	7,365,013	1,779,610
Sales contracts	(11,193,752)	(938,844)	(6,909,010)	(1,919,536)

Futures long	12,381,000	2,500,000	1,585,000	5,000
Futures short	(15,268,000)	(6,913,000)	(6,750,422)	—

Interest Rate Risk

As a result of our normal borrowing, our operating results are exposed to fluctuations in interest rates. Except for the industrial revenue development bonds associated with the Mobile facility, practically all of our borrowing is on a short-term basis to finance inventories and receivables in our grain merchandising operations. We believe the risk associated with these borrowings will not have an adverse affect on our financial position, results of operations or cash flows.

Foreign Currency Risk

The company conducts most of its business in U.S. dollars but does have minor risk regarding foreign currency fluctuations. The company hedges foreign currency risk to the extent practicable on those transactions involving foreign currency. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not impact the company’s consolidated financial statements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard did not impact our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation elaborates on the disclosures required by guarantors in their interim and annual financial statements. It also requires a guarantor to recognize a liability at the date of inception for the fair value of the obligation it assumes under the guarantee. The disclosure requirements were effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We have not guaranteed indebtedness of others, and therefore, adoption of this statement did not have an impact on our consolidated financial condition, consolidated results of operations or cash flows.

COMPANY MANAGEMENT AND DIRECTORS

Senior Management and Members of the Board of Directors

The company’s business and affairs are governed by its board of directors. The board of directors currently consists of ten directors. The board of directors has full authority to act on behalf of the company. The board of directors acts collectively through meetings, committees and senior management members it appoints. In addition, the company employs a staff of executives to manage the day-to-day business of the company. The members of the board of directors and the senior members of the executive team are identified below.

Name and Address	Age	Position	Term Expires
Bruce Krehbiel	51	Chairman of the Board, Class I Director	2005
Rolland Svoboda	44	Class I Director	2006
Eric Parthemore	55	Secretary, Treasurer, Class I Director	2004
Tom Leiting	49	Class I Director	2005
Brent Bunte	47	Class II Director	2005
Jack Friedman	47	Vice Chairman, Class I Director	2004
Dave Reinders	48	Class III Director	2006
Ron Hunter	54	Class I Director	2004
Doug Derscheid	54	Class I Director	2005
Kenneth Hahn	51	Class I Director	2006
Paul G. (Pete) Anderson	51	President and Chief Executive Officer	—
Stephan Gutierrez	53	Executive Vice President and Chief Operating Officer	—
Jeff Soman	53	Executive Vice President of FCStone, LLC	—
Robert V. Johnson	55	Executive Vice President and Chief Financial Officer	—
Steven J. Speck	45	President and Chief Executive Officer of FGDI, LLC	—

Bruce Krehbiel has served as a director of the company since 1988 and is our Chairman. Mr. Krehbiel is the manager of the Kanza Cooperative in Iuka, Kansas, and he has worked for the Kanza Cooperative since 1986. Mr. Krehbiel has held director positions on the boards of the Midwest Chapter of the National Society of Accountants for Cooperatives, CenKan, LLC, and Agri-Business Benefit Group.

Rolland Svoboda has previously served as a director from January 1999 to January 2002 and is currently serving a term as director that commenced in January 2004. Mr. Svoboda is the general manager of Pro Cooperative in Gilmore City, Iowa. He has been with Pro Cooperative since 1999. Prior to his current position, Mr. Svoboda served for five years as the general manager of Farmers Coop in Hemingford, Nebraska.

Eric Parthemore has served as a director since 1996 and is our Secretary and Treasurer. Mr. Parthemore is the president and chief executive officer of the Farmers Commission Company in Upper Sandusky, Ohio and has held that position since 1996. For the previous five years, he was the general manager of U.S. Commission Company. Mr. Parthemore is currently a member of the Ohio Agricultural Economic Development Council and was appointed in January 2004 to serve on the Ohio Agricultural Commodity Advisory Commission by the Secretary of Agriculture in the State of Ohio. Mr. Parthemore is a director on the Ohio Agra Business Association and serves as a trustee of the OABA Education Trust.

Tom Leiting has served as a director since 1997. Mr. Leiting is the manager of the River Valley Cooperative in Clarence, Iowa. He has been employed by River Valley or one of its parent companies for the past 17 years. Prior to his position with River Valley, Mr. Leiting was employed by Swiss Valley Farms Services for eight years. Mr. Leiting is currently a member of the Associated Benefits Corporation board of directors. He is an advisory committee member for Land O’Lakes.

Brent Bunte has served as a director since 2000. Mr. Bunte is the manager of the New Cooperative in Fort Dodge, Iowa, a Class B member of the company, and has been with New Cooperative for 20 years. Mr. Bunte has held directorships with First American Bank and Associated Benefits Corporation.

Jack Friedman has served as a director since 1996 and is our Vice Chairman. Mr. Friedman is the manager of the Swiss Valley Ag Center in Monticello, Iowa and has been with that group for 28 years. For the past 12 years, Mr. Friedman has served as manager of Swiss Valley. Mr. Friedman has held directorships on the following boards: Industrial Telecommunications Association Board and the Land O’Lakes Feed Advisory Council. He currently serves on the board of the Iowa Institute of Cooperatives and the Dyersville Planning and Zoning Board.

Dave Reinders has served as a director since 2001. Mr. Reinders is the general manager of Sunray Co-op in Sunray, Texas and has held that position since January 2004. Prior to his service at Sunray Co-op, Mr. Reinders was general manager of United Farmers Coop in George, Iowa, for ten years. Mr. Reinders was formerly a director of the Iowa Institute of Coops, the Iowa Agri Business Association and Land O’Lakes.

Ron Hunter has served as a director since 2002. Mr. Hunter is the general manager of Ag Valley Cooperative in Edison, Nebraska and has been with Ag Valley since 1997. Prior to his service with Ag Valley, Mr. Hunter worked for Crestland Cooperative from 1990 to 1997. Mr. Hunter is currently a director on the board of NIK Nonstock Marketing Cooperative. He has also previously held a directorship with the Nebraska Coop Managers Association.

Doug Derscheid has served as a director since 2003. Mr. Derscheid is the manager of the Central Farmers Cooperative in O’Neill, Nebraska and has been with Central Farmers Cooperative for the past 12 years. Prior to his work with Central Farmers, Mr. Derscheid was the general manager of Farmers Cooperative Elevator in Plymouth, Nebraska for seven years. Mr. Derscheid is currently Chairman of the Board of Cooperative Mutual Insurance Company and is the treasurer for the O’Neill Airport Authority. Mr. Derscheid is also a board member of the Nebraska Propane Gas Association and a Trustee for the Nebraska Managers Association.

Kenneth Hahn has served as a director since 2002. Mr. Hahn is the general manager of Planters Cooperative in Lone Wolf, Oklahoma and has been with Lone Wolf for a total of 30 years, 22 years as manager and 8 years as assistant manager. Mr. Hahn has held director positions with the Coop Retirement Board, Oklahoma Coop Ginners Board, and Oklahoma Grain and Feed Association.

Pete Anderson has been employed by the company since 1988 and has served as President and CEO since 1999. Prior to becoming president, Mr. Anderson was the Vice President of Operations. Mr. Anderson is the past president of the Kansas Cooperative Council and past founding chairman of the Arthur Capper Cooperative Center at Kansas State University. Mr. Anderson sits on the board of directors of Associated Benefits Corporation and is a member of National Council of Farmer Cooperatives, the National Feed and Grain Association and several other state associations.

Stephan Gutierrez has been employed as Executive Vice President and Chief Operating Officer of the company since 2002. He also serves as president of the company’s subsidiary, FCStone Trading, LLC. Prior to his positions with FCStone, Mr. Gutierrez worked at Cargill as a trader and trading manager. Mr. Gutierrez has 29 years of experience in trading, risk and asset management with respect to multiple commodities.

Jeff Soman has been employed as Executive Vice President of FCStone, LLC since 2000. Mr. Soman has over 25 years of experience managing the clearing, internal risk management and brokerage facilities of several major brokerage firms. During the last 15 years he has worked in this capacity for FCStone, LLC or one of its predecessor companies.

Robert V. Johnson has been employed as the Chief Financial Officer of the company since 1987. Prior to his position with the company, Mr. Johnson was the corporate controller for Heritage Communications, Inc. a publicly traded cable television company. Mr. Johnson is a member of Financial Executives International, the Iowa Society of CPAs and the American Institute of CPAs.

Steven Speck has served as the President and CEO of FGDI since 2001. Prior to 2001 he served as the Vice President-Specialty Crops of the company for nine years.

Board of Directors

Under our current amended and restated bylaws, there are ten directors divided into three classes. Class I has eight directors, who are nominated by the holders of Class A and Class B common stock. Class II has one director, who is nominated by the twelve largest stockholders of the company (“Large Stockholders”), such stockholders being determined on the basis of the combined par value of the common and preferred stock held. Class III has one director, who is nominated by the board of directors.

Class I directors are nominated by stockholders on a regional basis. All Class I directors must be residents of the region from which they are nominated and be employees of stockholders from such region. One Class I Director is a resident of and nominated by the Eastern Region, which includes Florida, Georgia, Alabama, South Carolina, North Carolina, Virginia, Tennessee, Kentucky, West Virginia, Maryland, Delaware, Pennsylvania, New York, Connecticut, Rhode Island, Massachusetts, Vermont, New Hampshire, Maine, Ohio, Indiana, Michigan and Ontario, Canada. Three Class I Directors are residents of and nominated by the Central Region, which includes Louisiana, Mississippi, Arkansas, Missouri, Illinois, Iowa and Wisconsin. Two Class I Directors are residents of and nominated by the Northwestern Region, which includes Minnesota, North Dakota, South Dakota, Nebraska, Colorado, Wyoming, Montana, Idaho, Nevada, California, Oregon, Washington, Alaska, and Hawaii. It also includes Manitoba, Saskatchewan, Alberta and British Columbia, Canada. Two Class I Directors shall be residents of and nominated by the Southwestern Region, which includes Kansas, Oklahoma, Texas, New Mexico, Arizona and Mexico. The areas making up each region are set forth in the company’s bylaws. At least three months prior to the annual meeting of stockholders, the board of directors appoints a nominating committee for each region that will be electing a board member at that election. The nominating committee for each region consists of three individuals who meet the qualifications to be a Class I director for such region and are employed by a stockholder. The nominating committee, after consideration of any person put forth by a stockholder of their region or any person that it otherwise deems qualified, provides the board at least two and not more than three director candidates for their region. These nominees are then placed on a written nominating ballot for the region it represents. The nominating ballot is delivered at least 10 days and no more than 60 days prior to the annual meeting of stockholders with an instruction for each stockholder to vote for one nominee and return the ballot to the company by a specified date before the annual meeting. The person receiving the highest number of votes on the nominating ballot is nominated for election at the annual meeting. In the event of a tie, the Chairman of the Board will provide the tie-breaking vote.

The Class II Director also has a unique nomination process. To nominate Class II directors, we solicit each of the Large Stockholders for nominations for election. Any person nominated by at least two Large Stockholders is placed on a written nominating ballot. The nominating ballot is delivered at least 10 days and no more than 60 days prior to the annual meeting of stockholders with an instruction for each Large Stockholder to vote for one nominee and return the ballot to the company by a specified date before the annual meeting. The person receiving the highest number of votes on the nominating ballot nominated for election at the annual meeting. In the event of a tie, the Chairman of the Board will provide the tie-breaking vote.

The Class III director is nominated by the board of directors. There are no specific qualifications for the Class III nominee.

After the nomination process is completed and the individuals are placed on the ballot for election at the annual meeting, the directors are elected by a majority vote of stockholders in the aggregate (one vote for each share of common stock) and not on the basis of region or ownership percentage. We solicit proxies to vote in favor of the nominations established in the above-described process.

Class I, Class II and Class III directors are further divided into three classes to serve three-year staggered terms. All directors hold office until their successors are elected and qualified. No decrease in the number of directors may have the effect of shortening a term of an incumbent director.

Compensation of Directors

The board of directors meets from time to time at such time and place as may be fixed by resolution adopted by a majority of the whole board of directors. Members of the board of directors receive a per diem payment of $300 for each activity on behalf of the company, as well as direct reimbursement of travel expenses related to service on the board of directors.

EXECUTIVE COMPENSATION

The goal of the company’s executive compensation policy has been, and will continue to be, to ensure that an appropriate relationship exists between executive pay, our financial performance and the creation of member/stockholder value, while at the same time motivating and retaining key employees. Individual salaries are also based upon an evaluation of other factors, such as individual past performance, potential with the company and level and scope of responsibility.

Upon completion of the restructuring, the current senior management of the company will continue to hold the comparable offices with the company on a full-time basis. The following table shows the compensation paid by the company in fiscal year 2003 indicated to its Chief Executive Officer and the four other individuals who were serving as named executive officers of the company at the end of fiscal year 2003.

Summary Compensation Table

Name and Principal Position	Salary ($)	Bonus ($)		Other Annual Compensation ($)(4)
Pete Anderson, President & Chief Executive Officer	320,000	177,088	(1)	—	(4)

Steve Speck, President & Chief Executive Officer-FGDI	175,000	172,812	(2)	—	(4)

Stephan Gutierrez, Executive Vice President & Chief Operating Officer	160,000	88,544	(1)	—	(4)

Jeff Soman, Executive Vice President-FCStone, LLC	150,000	35,500	(3)	—	(4)

Robert Johnson, Executive Vice President & Chief Financial Officer	135,200	59,855	(1)	—	(4)

(1)	Represents amounts paid under the Executive Short-Term Management Incentive Plan.
(2)	Represents amounts paid under the FGDI CEO Short-Term Incentive Plan.
(3)	Represents amounts paid under the Performance Bonus Plan under his prior employment agreement.
(4)	None of the perquisites or other benefits paid exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by the executive.

Employment Agreements

CEO Agreement. Pete Anderson, our CEO, has signed an employment agreement that runs for unlimited successive annual terms. Each annual term ends on the date of the company’s annual meeting. Either party may either terminate the agreement or convert it into an employment at will arrangement by notifying the other party of such intention within 10 days after the date of the annual meeting. During an annual term, the agreement may be terminated by the company for cause, by the CEO for good reason, or upon the death of the CEO. There is no provision of the agreement that provides for severance payments to the CEO upon termination of the agreement.

Agreements of Other Executive Officers. All of our other named executive officers have signed agreements that provide that their employment is “at will.” These agreements may be terminated at any time and we are not obligated to make severance payments to the officer. The agreements contain a non-competition provision that runs for periods ranging from one year to eighteen months after termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each of our directors is an executive officer of a member cooperative that is a stockholder of the company. None of these member cooperatives has made during the last fiscal year, or proposes to make during the current fiscal year, payments to the company for property or services in excess of five percent of our or the member cooperative’s gross revenues for the last fiscal year. We have not made during the last fiscal year, nor do we propose to make during the current fiscal year, payments for property or services to any of these member cooperatives in excess of five percent of our or the member cooperative’s gross revenues for the last fiscal year. We were not indebted at the end of the last fiscal year to any of the member cooperatives of which our directors are executive officers in an aggregate amount in excess of five percent of our total consolidated assets at the end of the last fiscal year.

Pursuant to an Asset Purchase Agreement dated April 11, 2000, we acquired certain assets of Saul Stone and Company, L.L.C. and River Brokerage, Inc. As part of that transaction, we agreed to pay the four owners of River Brokerage additional annual amounts based on future earnings related to the acquired assets (the “earn-out arrangement”). Jeff Soman, who serves as an executive vice-president of the company, is one of the four former owners of River Brokerage who has received payments from us under this earn-out arrangement. In each of the years 2002 and 2003, Mr. Soman received cash payments from us of $83,333 pursuant to the terms of the earn-out arrangement contained in the Asset Purchase Agreement. No further earn-out payments will be made for 2004 or any later year.

SECURITY OWNERSHIP OF THE COMPANY

BEFORE THE RESTRUCTURING

The following table furnishes information, as of July 31, 2004 regarding beneficial ownership of the company’s common and preferred stock by each person known by us to beneficially own more than 5% of the company’s issued and outstanding common and preferred stock, each of the company’s directors and senior management (who will continue to serve as the company’s directors and senior management after the restructuring), and all of the company’s directors and senior management as a group.

	Beneficial Ownership of
	Class A Common Stock			Class B Common Stock			Preferred Stock
Name and Address of Beneficial Owner (1)	Number		Percentage	Number		Percentage	Number (2)		Percentage (3)
Heartland Cooperative 2829 Westown Parkway West Des Moines, Iowa 50266	—		—	1		20%	117.72		*
Farmers Cooperative Co. P.O. Box 35 Farnhamville, Iowa 50538	—		—	1		20%	160.00		1.2%
West Central Cooperative Box 68 Ralston, Iowa 51459	—		—	1		20%	161.40		1.2%
Farmland Industries P.O. Box 20111 Kansas City, Missouri 64116	—		—	1		20%	931.33		7.2%
New Cooperative P.O. Box 818 Fort Dodge, Iowa 50501	—		—	1		20%	117.60		*
Brent Bunte	—		—	1	(4)	20%	117.60	(4)	*
Jack Friedman	1	(5)	*	—		—	80.98	(5)	*
Bruce Krehbiel	1	(6)	*	—		—	75.02	(6)	*
Tom Leiting	1	(7)	*	—		—	102.98	(7)	*
Eric Parthemore	1	(8)	*	—		—	33.00	(8)	*
Dave Reinders	1	(9)	*	—		—	30.72	(9)	*
Rolland Svoboda	1	(10)	*	—		—	115.82	(10)	*
Doug Dercheid	1	(11)	*	—		—	149.23	(11)	*
Ron Hunter	1	(12)	*	—		—	104.04	(12)	*
Kenneth Hahn	1	(13)	*	—		—	42.86	(13)	*
Officers and Directors as a group (15 persons)(14)	9		2.2%	1		20%	846.92		6.5%

*	Less than one percent.
(1)	The address of all of the named individuals is c/o FCStone Group, Inc., 2829 Westown Parkway, Suite 200, West Des Moines, Iowa 50266.
(2)	Does not include shares on new common stock, which will be issued in exchange for patronage-based rights as of August 31, 2004.
(3)	Based on 13,000 shares of preferred stock issued and outstanding.
(4)	Represents shares held by New Cooperative in Fort Dodge, Iowa, of which Mr. Bunte is Manager.
(5)	Represents shares held by Swiss Valley Ag Center in Monticello, Iowa, of which Mr. Friedman is Manager.
(6)	Represents shares held by Kanza Cooperative in Iuka, Kansas, of which Mr. Krehbiel is Manager.
(7)	Represents shares held by River Valley Cooperative in Clarence, Iowa, of which Mr. Leiting is Manager.
(8)	Represents shares held by The Farmers Commission Company in Upper Sandusky, Ohio, of which Mr. Parthemore is President and CEO.

(9)	Represents shares held by Sunray Coop in Sunray, Texas, of which Mr. Reinders is General Manager.
(10)	Represents shares held by Pro Cooperative in Gilmore City, Iowa, of which Mr. Svoboda is General Manager.
(11)	Represents shares held by Central Farmers Cooperative in O’Neill, Nebraska, of which Mr. Derscheid is Manager.
(12)	Represents shares held by Ag Valley Cooperative in Edison, Nebraska, of which Mr. Hunter is General Manager.
(13)	Represents shares held by Planters Cooperative in Lone Wolf, Oklahoma, of which Mr. Hahn is Manager.
(14)	No officer holds any shares in the company.

DESCRIPTION OF CAPITAL STOCK AFTER RESTRUCTURING

The rights of stockholders in the company are, and after the restructuring will continue to be governed by Iowa law, the articles of incorporation and the bylaws. The rights of holders of the new common stock of the company will be different in several respects from the rights of holders of the existing Class A and Class B common stock and preferred stock of the company. The following summary of the material features of the new common stock of the company does not purport to be complete and is qualified in its entirety by reference to the amended articles of incorporation, attached as Appendix A to this document. We urge you to read this Appendix.

Capitalization

The amended and restated articles of incorporation of the company after the restructuring will provide for 40,000,000 authorized shares of stock. These will be equally divided between new common stock and preferred stock. Not all of the authorized shares will be issued. The company will issue only such shares of new common stock as are necessary to complete the restructuring, form the ESOP and issue shares pursuant to the subscription rights, and will not at this time issue preferred stock. The board of directors will have the authority to issue additional shares of common stock or preferred stock.

Common Stock

Shares of new common stock represent an ownership interest in the company. Holders of new common stock shall have the right to vote on such matters as properly come before the stockholders for decision, shall have the right to receive dividends declared by the board of directors, and shall have rights in liquidation. Iowa law also grants holders of new common stock the right to access and review certain information regarding the company and its business affairs.

Patronage-based Rights

After the restructuring, we will no longer be considered a cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended, and will not be eligible to pay patronage dividends. No patronage-based rights of any kind will accrue to members for business done with the company after August 31, 2004.

Redemption Right of the Company

We will retain the right to redeem from stockholders that do not transact any business with or through the company for two consecutive years the shares of new common stock received in the restructuring, for a period of five years from the closing of the restructuring. This redemption right will not apply to shares purchased pursuant to the subscription rights offering.

We will also retain a lien on issued common stock for indebtedness of the holder to the corporation or any of its subsidiaries or affiliates.

Potential Future Classes of Stock

We may, by resolution of our board of directors, issue shares of preferred stock. The board of directors may establish classes of preferred stock. Any other class may have designations, preferences, limitations and special rights that may be different from common stock or any other class of preferred stock. Shares of preferred stock issued hereafter will have no voting rights unless required by law.

Qualifications to Hold Stock

Following the restructuring, the articles of incorporation will no longer limit ownership of new common stock to agricultural cooperatives. Ownership of new common stock will be available to any individual, corporation or other entity which properly acquires such shares subject to the transfer requirements for the company’s common stock set forth in the bylaws.

Voting Rights

Holders of new common stock will vote on matters such as the election or removal of directors, mergers, sales of all or substantially all of the assets of the company, dissolution of the company and certain amendments to the Amended and Restated Articles of Incorporation. On such voting matters, each share of new common stock will have one vote, except to the extent the common stock held exceeds five percent of the issued and outstanding shares. Any shares held in excess of five percent are entitled to only 1/100th of a vote per share. Voting at a meeting of stockholders may be done either in person or, if authorized by the board of directors, by mail ballot or by proxy. Shares of preferred stock issued hereafter will have no voting rights unless required by law.

Meetings of Stockholders and Quorum

Under our bylaws, the annual meeting of the stockholders of the company will be held on a date and at a time and place fixed by the board of directors. Special meetings may be called by the board of directors or by an officer of the company upon the request of twenty-five percent of the stockholders entitled to cast a vote. Twenty-five percent of the shares of new common stock entitled to vote at an annual meeting of stockholders will constitute a quorum.

Dividends

Dividends may be, but are not required to be, paid on the new common stock. Any decision to grant dividends, including the size and timing of dividends, is subject to the discretion of the board of directors.

Restrictions on Transfer of Stock

The bylaws may establish certain restrictions on the ability of stockholders to transfer shares. Our new bylaws will allow the transfer of shares of new common stock to: (a) any other holder of new common stock, provided that the transferee will not hold more than five percent (5%) of the issued and outstanding common shares of the company after the transfer, and (b) any transferee approved in advance by the board of directors. New common stock issued pursuant to the restructuring is not otherwise transferable. Shares held by the ESOP will be transferable as provided in the plan.

Dissolution

A proposal for dissolution will require the affirmative vote of three-fourths of the outstanding shares of common stock. Upon dissolution of the company, subject to any priority distributions of any future class of preferred stock, the assets of the company will be distributed first to cover debts, obligations and liabilities of the company, and then the balance, if any, to the holders of common stock.

Amendments to the Articles of Incorporation and Bylaws

Our articles of incorporation may be amended from time to time by proposal of the board of directors to the stockholders that is approved by the stockholders. Any amendment to the provision of the articles requiring a three-fourths vote of the stockholders to adopt a proposal for dissolution requires the affirmative vote of three-fourths of the outstanding common shares. At any meeting of the stockholders at which a proposed amendment is duly submitted to the meeting in the manner prescribed by law, modifications or revisions of such proposed amendment may be submitted, voted upon and adopted at such meeting in the same manner, and to the same effect, as the original proposed amendment. Our bylaws may be amended from time to time by the board of directors.

DESCRIPTION OF SUBSCRIPTION RIGHTS

Any member who receives shares of new common stock pursuant to the conversion of patronage based rights under Article IV of the plan of conversion will also receive a nontransferable subscription right, which is a limited time right to purchase additional shares of new common stock. Each subscription right gives the holder the right to purchase 100 shares of new common stock for each 200 shares of new common stock received in the restructuring in exchange for patronage-based rights. The subscription rights will be issued in 100 share blocks, rounded up to the next highest multiple of 100.

The subscription rights must generally be exercised in full. Partial exercises are only allowed if the subscription is for at least 1,000 shares of new common stock. The exercise price of subscription rights will be $10.00 per share.

A stockholder who wishes to exercise subscription rights granted as part of the restructuring will be required to do so within 60 days after the distribution date of shares of new common stock for existing patronage based rights, as provided in Article IV of the plan of conversion. We expect the distribution date to be on or about December 1, 2004 giving each holder until approximately January 31, 2005 to exercise its subscription rights. The subscription rights of a particular holder, if not exercised, will terminate at the end of the 60-day exercise period.

Upon exercise, the member will receive shares of new common stock of the company. These shares will be identical to those issued pursuant to the conversion of Class A common stock, Class B common stock, preferred stock and patronage based rights, except that they will not be subject to redemption for failure to patronize the company. For a description of the capital stock received pursuant to the exercise of subscription rights, see “Description of Capital Stock after Restructuring”.

COMPARATIVE RIGHTS OF MEMBERS AND STOCKHOLDERS

The rights of our stockholders currently are governed by Iowa law, the articles of incorporation and bylaws. Upon completion of the restructuring, the rights of our stockholders will be governed by Iowa law, the amended and restated articles of incorporation and the amended and restated bylaws. The rights of holders of new common stock in the company will be different in several respects from the rights of holders of the existing Class A and Class B common stock and preferred stock of the company.

The following is a summary of the material differences between the new common stock of the company and the company’s existing common stock. This summary is not intended to be a complete discussion of, and is qualified in its entirety by reference to, Iowa law governing corporations, and the existing articles of incorporation and bylaws of the company and the articles of incorporation and bylaws of the company, as proposed to be amended. A copy of the amended articles of incorporation of the company is attached as Appendix A to this document. You may obtain copies of the existing articles of incorporation and bylaws of the company from the company, without charge, by contacting the company at its offices.

	New Common Stock Issued by the Company	Existing Shares Issued by the Company
Classes of Stock	One class of common stock, the new common stock, will be issued. The issuance of preferred stock is authorized and we may issue preferred stock in the future.	We have issued Class A and Class B shares of common stock and have issued shares of preferred stock in two series.

Patronage Dividends	We will not pay patronage dividends	Under the cooperative structure, each of our stockholders is a customer of the company, holding a share of Class A or Class B common stock and entitled to receive patronage-based distributions.

Distributions	Future distributions, if any, will be made in the form of dividends or other distributions with respect to share ownership in accordance with our articles of incorporation, bylaws and applicable law	We do not pay regular, non-patronage dividends.

Cooperative Status	Upon completion of the restructuring, each member of the cooperative will become a holder of common stock of the company, and will cease to be a member of the company	We operate as a cooperative.

Voting	Stockholders have one vote for each share of new common stock held.	Each stockholder has one share of common stock and one vote.

Quorum Requirements	There will be no change in the quorum requirements after the restructuring.	A quorum of stockholders necessary to conduct business at a meeting will be present if 25% or more of the total number of stockholders is present (in person or by proxy).

Capitalization	We will have authorized 20,000,000 shares of common stock and 20,000,000 shares of preferred stock. Our board of directors will have complete discretion to issue and assign rights and preferences to the preferred stock, also referred to as “blank check” preferred stock.	We have two classes of common stock, Class A and Class B, and two series of preferred stock. There are 418 shares of Class A common stock outstanding, five shares of Class B common stock outstanding and 13,000 shares of preferred stock outstanding, before application of the patronage dividend for the 2004 fiscal year.
Assuming completion of the restructuring as described in this proxy statement-prospectus and an appraised value of $42 million, we will have issued and outstanding 4,200,000 shares of common stock.

	New Common Stock Issued by the Company	Existing Shares Issued by the Company

Restrictions on Transfer	Shares may be transferred to any other holder of less than 5% of the common stock and to any transferee approved by the board of directors. ESOP shares will be transferable as provided in the plan.	Shares are not transferable except as an incident to membership.

Composition of the Board of Directors

We will maintain the current structure of our board of directors.

However, the nomination ballots distributed to stockholders will only indicate a preference for a proposed candidate. The nominees for director will actually be selected by the board of directors after considering the results of the preference ballot.

Directors are nominated on a regional basis and each director must be a resident of the region from which he is nominated. After a person is nominated for a region, he or she is placed a regional nominating ballot. The nominee obtaining the most votes is nominated for election at the annual meeting.

Directors serve three-year terms. Directors’ terms are staggered so that approximately  1/3 of the directors are elected each year.

Individual Stockholder Participation in Director Nominations

The board of directors or applicable nominating committee will consider proposed nominees suggested by individual stockholders.

In addition, stockholders may formally nominate individuals for the board of directors pursuant to the advance notice requirements of the bylaws. Nominations must be in writing and provided to the company at least 120 days before the annual meeting. If the election is to take place at a special meeting, the nomination must be received not later than the close of business on the 7th day following the date on which public announcement of the date of such meeting is first made.

Nominations may be made from the floor of the annual meeting.

Indemnification	We will continue to indemnify the directors and officers to the fullest extent permitted by Iowa law.	We will indemnify the directors and officers to the fullest extent permitted by Iowa law.

Mandatory Redemption	The existing mandatory redemption provisions will apply to the new common stock received in the restructuring for a period of five years from the closing of the restructuring. There will be no mandatory redemption of shares purchased pursuant to the subscription rights offering.	The rights of stockholders are subject to a mandatory redemption upon the call of the board of directors in the event that a member does not patronize the company for a period of two years.

Voluntary Redemption by the Company	We intend to redeem, from time to time, a limited number of shares of stockholders who wish to sell their interests in the company but are unable to transfer them to another stockholder or an approved purchaser. We are under no legal obligation to redeem shares, however.	We accept written requests for redemption from stockholders. The board of directors has full discretion to accept or reject the request for redemption.

LEGAL MATTERS

The validity of the common stock to be issued in connection with the restructuring will be passed upon by Dickinson, Mackaman, Tyler & Hagen P.C. An opinion regarding tax matters described under “The Restructuring—Material U.S. Federal Income Tax Consequences” will be issued by McDermott Will & Emery LLP.

EXPERTS

The consolidated financial statements and schedules of FCStone Group, Inc. and subsidiaries as of August 31, 2003 and 2002 and for each of the years in the three-year period ended August 31, 2003, have been included in this proxy statement-prospectus in reliance on the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Stockholders may submit business for consideration at annual or special meetings of the stockholders in accordance with the procedures set forth in the bylaws. To be properly brought before a meeting of the stockholders, a proposal must be submitted by a stockholder of the company who is entitled to vote at the meeting and has given timely notice of the proposal in writing to the secretary of the company. For a regularly scheduled annual meeting of the stockholders, the secretary must receive notice of the proposal not less than 120 days prior to the date of such meeting. For a rescheduled annual meeting or other meeting, the secretary must receive the notice by the later of 10 calendar days following announcement of the date of the meeting or 120 days in advance of the meeting. The notice of proposal must set forth a brief description of the proposal, the reasons for conducting such business at a stockholder meeting, any material interest in the proposal the proposing stockholder may have, the name, address and share ownership of the proposing stockholder, and all other information with respect to such matter as would have been required to be included in any proxy statement filed pursuant to Regulation 14A.

Stockholders may also submit proposals for director nominations for consideration by the board of directors or applicable regional nominating committee. The board of directors or nominating committee, however, is not required to propose the recommended candidate for inclusion on the nominating ballot.

Stockholders may directly nominate directors at a meeting provided that the stockholder has provided written notice of its intention to make such nomination, addressed to the Secretary of the company, not later than (i) 120 days in advance of the annual meeting, or (ii) with respect to elections held at a special meeting of stockholders, by the close of business on the 7th day following public notice of such special meeting. The written notice must be sent via United States mail, postage prepaid. Email or fax submissions will not be accepted. The written notice must provide: (a) the name and address of the person making the nomination and the name of the proposed candidate; (b) a statement that the person making the nomination is a stockholder of record entitled to vote and that such person intends to appear at the meeting in person or by proxy to make the nomination; (c) the name and address of the nominating person, as they appear on the company’s books and records; (d) the amount of the nominating person’s beneficial ownership; (e) a description of any arrangement or understanding between the nominating person and each nominee; (f) information regarding the nominee sufficient to meet the requirements of Regulation 14A of the Securities and Exchange Act of 1934; (g) consent of the nominee to serve as a director; (h) a statement by the nominating person representing that the nominee possesses the minimum requirements to serve as a director and describing the expected contributions of the nominee to the board of directors and governance of the company; (i) a statement regarding whether, in the view of the nominating person, the nominee would represent all the stockholders and not advance or favor the positions of any particular stockholder or constituent of the company. The written notice must be accompanied by a consent, from the nominee, to be interviewed by the board of directors or applicable nominating committee. Any nominee proposed for a Class I director position must meet the qualifications for such position as provided in the bylaws. Under the bylaws, the nominee must be a resident of the region from which he or she is nominated and be an employee of a stockholder of such region.

WHERE YOU CAN FIND MORE INFORMATION

The company has not filed any annual, quarterly and current reports with the SEC, but will do so after the restructuring. You may read and copy any reports that the company files at the SEC’s Public Reference Room at 450 Fifth Street, N.W. in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The reports also will be available from commercial document retrieval services and at the SEC’s web site (http://www.sec.gov). Information found on our website is not a part of this proxy statement-prospectus.

You should rely only on the information contained in this document to vote on the restructuring. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated                     , 2004. You should not assume that the information contained in this document is accurate as of any other date, and neither the mailing of this document to stockholders nor the issuance of common stock in the restructuring shall create any implication to the contrary.

Report of Independent Registered Public Accounting Firm

The Board of Directors

FCStone Group, Inc.:

We have audited the accompanying consolidated balance sheets of FCStone Group, Inc. and subsidiaries (the Company) as of August 31, 2003 and 2002 and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules I and II for each of the years in the three-year period ended August 31, 2003. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FCStone Group, Inc. and subsidiaries as of August 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

October 31, 2003

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per share amounts)

	August 31,
	2003	2002
ASSETS
Cash and cash equivalents:
Unrestricted	$6,506	$2,643
Segregated	5,668	1,371
Commodity deposits and accounts receivable:
Commodity exchanges and clearing organizations — customer segregated and proprietary, including $233,599 United States treasury bills and notes in 2003, $178,762 in 2002	224,739	210,571
Customer regulated accounts in deficit secured by U.S. Treasury bills and notes of $89,699 in 2003 and $17,086 in 2002 included above	91,630	18,637

Total commodity deposits and accounts receivable	316,369	229,208

Marketable securities, at fair value — Customer segregated and other	34,665	62,865
Accounts receivable and advances on grain	74,363	61,400
Notes receivable	11,810	14,314
Inventories — grain and fuel	23,030	15,832
Exchange memberships, at cost (fair value of $1,410 in 2003, $1,085 in 2002) (note 2)	1,155	1,155
Investment in Chicago Board of Trade Clearing Corporation, at cost	1,079	1,464
Furniture, equipment, and improvements, net of accumulated depreciation of $4,336 in 2003 and $3,502 in 2002	3,025	3,164
Construction in progress (note 6)	5,569	—
Deferred income taxes (note 3)	2,886	1,636
Investments in affiliates and others	1,635	1,459
Investments in cooperatives	1,159	903
Other assets	2,933	2,112

	$491,852	$399,526

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Commodity and customer regulated accounts payable	$327,861	$265,184
Trade accounts payable and advances	25,773	18,266
Accrued expenses	14,942	10,198
Notes payable (note 8)	76,048	65,013
Subordinated debt (note 9)	500	1,000
Patronage refunds payable in cash	1,429	935
Obligations under capital leases	5,363	—

Total liabilities	451,916	360,596

Minority interest (note 1)	4,109	3,758

Members’ equity (note 7):
Preferred stock, nonvoting; $1,000 par value per share, nondividend-bearing, authorized 50,000 shares:
Series I issued 13,101.33 shares in 2003: 12,715.76 shares in 2002	13,102	12,716
Series II issued 904.16 shares in 2003 and 2002	904	904
Common stock:
Class A, voting; $5,000 par value per share, nondividend-bearing, authorized 2,000 shares	2,753	2,782
Class B, voting; $100,000 par value, nondividend-bearing, authorized 100 shares `	500	500
Accumulated other comprehensive loss (note 4)	(3,932)	(1,927)
Retained earnings	22,500	20,197

Total members’ equity	35,827	35,172

Commitments and contingencies (note 6)

	$491,852	$399,526

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended August 31,
	2003	2002	2001
Revenues:
Commissions — commodity futures and options	$41,034	$37,201	$31,819
Service, consulting and brokerage fees	11,162	10,271	8,734
Clearing and transaction fees	7,013	3,824	1,654
Interest	3,568	3,722	6,011
Other	1,178	793	588
Sales of grain and fuel	1,161,395	837,943	640,785

Total revenues	1,225,350	893,754	689,591
Cost of grain and fuel sold	1,149,272	828,290	633,367

Net revenues	76,078	65,464	56,224

Costs and expenses:
Employee compensation and broker commissions	24,129	21,463	18,022
Pit brokerage and clearing fees	16,152	11,557	7,903
Introducing broker commissions	7,881	7,802	6,441
Employee benefits and payroll taxes (note 4)	5,714	4,498	3,348
Office, equipment and facilities rent and expenses (note 6)	4,461	3,648	2,998
Communications and marketing information	2,804	2,689	2,494
Interest	2,058	1,379	1,217
Travel and related	1,624	1,630	1,404
Depreciation and amortization	833	884	739
Other operating expenses	4,356	4,646	3,858

Total costs and expenses	70,012	60,196	48,424

Income before income tax expense and minority interest	6,066	5,268	7,800
Minority interest (note 1)	561	600	242

Income after minority interest and before income tax expense	5,505	4,668	7,558

Income tax expense (note 3)	1,200	1,280	1,590

Net income	$4,305	$3,388	$5,968

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Preferred Stock	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total
		Class A	Class B
Balance at August 31, 2000	$12,446	$2,839	$500	$—	$15,284	$31,069
Net income	—	—	—	—	5,968	5,968
Transfer of Class A to preferred stock due to member reorganizations	70	(70)	—	—	—	—
Patronage refunds:				—
Payable in cash:
Class A	—	—	—	—	(1,489)	(1,489)
Class B	—	—	—	—	(371)	(371)
Application of current year patronage to common and preferred stock	1,210	99	—	—	(1,309)	—
Cash received on shares issued and subscribed	—	2	—	—	—	2
Cash disbursed on shares retired	(104)	(7)	—	—	—	(111)

Balance at August 31, 2001	13,622	2,863	500	—	18,083	35,068
Net income	—	—	—	—	3,388	3,388
Pension adjustment	—	—	—	(1,927)	—	(1,927)
Transfer of Class A to preferred stock due to member reorganizations	88	(88)	—	—	—	—
Patronage refunds:
Payable in cash:
Class A	—	—	—	—	(548)	(548)
Class B	—	—	—	—	(391)	(391)
Application of current year patronage to common and preferred stock	303	32	—	—	(335)	—
Cash received on shares issued and subscribed	—	1	—	—	—	1
Cash disbursed on shares retired	(393)	(26)	—	—	—	(419)

Balance at August 31, 2002	13,620	2,782	500	(1,927)	20,197	35,172
Net income	—	—	—	—	4,305	4,305
Pension adjustment	—	—	—	(2,005)	—	(2,005)
Transfer of Class A to preferred stock due to member reorganizations	67	(67)	—	—	—	—
Patronage refunds:
Payable in cash:
Class A	—	—	—	—	(948)	(948)
Class B	—	—	—	—	(482)	(482)
Application of current year patronage to common and preferred stock	525	47	—	—	(572)	—
Cash received on shares issued and subscribed	—	2	—	—	—	2
Cash disbursed on shares retired	(206)	(11)	—	—	—	(217)

Balance at August 31, 2003	$14,006	$2,753	$500	$(3,932)	$22,500	$35,827

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended August 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$4,305	$3,388	$5,968
Depreciation and amortization	833	884	739
Gain on disposal of Chicago Board of Trade Clearing Corporation Stock	(263)	—	—
Equity in earnings of affiliates	(175)	(44)	(154)
Minority interest, net of distributions	351	516	243
Change in commodity accounts receivable/payable, marketable securities and customer segregated funds, net	(581)	(4,725)	(3,888)
Increase in accounts receivable and advances on grain	(12,964)	(23,980)	(21,735)
Increase in inventory — grain and fuel	(7,197)	(3,747)	(7,485)
Increase in other assets	(1,196)	(50)	(88)
Increase in accounts payable	7,508	1,565	9,297
Increase in accrued expenses	1,609	1,103	905

Net cash used in operating activities	(7,770)	(25,090)	(16,198)

Cash flows from investing activities:
Purchase of furniture, equipment, and improvements	(764)	(978)	(979)
Net change in investment in marketable securities	1	(8)	1,168
Collections (issuance) of notes receivable	2,503	(14,314)
Purchase of exchange seat	—	(1)	(42)
Proceeds from sale of Chicago Board of Trade Clearing Corporation Stock	648	—	—
Proceeds from sale of minority interest in subsidiary	—	—	3,000

Net cash provided by (used in) investing activities	2,388	(15,301)	3,147

Cash flows from financing activities:
Proceeds from note payable, net	11,035	40,834	15,478
Proceeds from issuance of Class A common stock	2	1	2
Payment for redemption of stock	(217)	(419)	(111)
Payment of prior year patronage	(937)	(1,849)	(2,133)
Payments under capital lease	(138)	—	—
Payment of subordinated debt	(500)	—	—

Net cash provided by financing activities	9,245	38,567	13,236

Net increase (decrease) in cash and cash equivalents — unrestricted	3,863	(1,824)	185

Cash and cash equivalents — unrestricted — at beginning of year	2,643	4,467	4,282

Cash and cash equivalents — unrestricted — at end of year	$6,506	$2,643	$4,467

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,020	$1,226	$1,137
Income taxes	1,187	1,386	1,342

Supplemental disclosure of noncash investing and financing activities:
Application of current year patronage to common and preferred stock	572	335	1,309
Transfer of Class A common stock to preferred stock, due to member reorganizations	67	88	70
Transfer of retained earnings to patronage payable, due to patronage refunds	1,430	939	1,860

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS.

ORGANIZATION

The accompanying consolidated financial statements include the financial statements of FCStone Group, Inc. and its wholly owned subsidiaries, FCStone, L.L.C. (FCStone); FCC Investments, Inc. (FCC Investments); FCStone Trading, L.L.C. (FCStone Trading); FCC Futures, Inc.; FCStone Financial, Inc. (FCStone Financial); and 70% owned FGDI, L.L.C. (FGDI) (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

FCStone is a commodity futures commission merchant servicing customers primarily in grain and energy related businesses. FCC Investments is registered as a securities broker-dealer. FCStone Trading provides risk management services, acts as a dealer in over-the-counter derivative contracts on physical commodities, and operates a division that purchases and sells liquid fuels to participating members. FCC Futures, Inc. acts as a guaranteed introducing broker of FCStone and is registered as such with the National Futures Association. FCStone Financial provides railcar services to cooperatives through leasing and subleasing of railcars. FCStone Financial also enters into sale/repurchase agreements with cooperatives for the purchase and sale of certain commodities. FGDI’s primary purpose is providing grain cooperatives services relating to grain merchandising.

The Company’s investment in Farmers Commodities Transportation Company, L.L.C. (FCTC) represents 10% of the outstanding member units and is reported under the equity method at August 31, 2003 and 2002. FCTC provides railcar service through the leasing and subleasing of railcars and brokering the usage of these cars. FCStone provides management services, including accounting, administrative, personnel, and office space, to FCTC and has two members on FCTC’s board of directors. The Company also has minority holdings in two other entities, Lehi Mills, L.L.C. and Hurley & Associates, both of which are carried under the equity method.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMODITY DEPOSITS AND ACCOUNTS RECEIVABLE/PAYABLE

Commodity accounts include equities and deficits in open futures and option contracts and funds received to margin or guarantee commodity transactions. The Company is obligated to fund margin calls on open contracts and, in turn, receives reimbursement from customers for maintenance of their respective margins. In accordance with the Commodity Futures Trading Commission’s regulation, customer funds received to margin, guarantee, and/or secure commodity futures transactions are segregated and accounted for separately.

MARKETABLE SECURITIES

Marketable securities consist of overnight investments in U.S. Treasury notes and bonds, repurchase agreements and money market funds allowed by the Commodities Futures Trading Commission’s regulations for segregated customer funds. These securities are reported at market value, which approximates cost given their short-term nature.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INVENTORIES

Grain inventories are carried at market value, which is net realizable value (NRV). NRV is determined by estimating selling prices in the applicable market location and related costs of disposal in the ordinary course of business. Realized and unrealized gains and losses on futures contracts are credited or charged to current cost of sales.

Fuel inventory is recorded at market value with the mark-to-market adjustment recorded through cost of sales. Cost is determined using the first-in, first-out (FIFO) method. Additionally, FCStone Trading has minimum line fill requirements at two pipeline companies totaling 588,000 gallons of liquid fuels.

OPEN CONTRACTS AND HEDGE POLICY — GRAIN

Open cash and futures contracts for the purchase and sale of grain are reported at market value, and the resulting gains or losses are recognized currently in earnings. The Company is exposed to risks that it may not have sufficient grain to deliver into its contracts and thus would be obligated to purchase grain at prevailing market rates in order to meet such commitments. The Company follows the policy of hedging its grain transactions through the use of those contracts in order to minimize risk due to market fluctuations. Hedge margin accounts are carried at net liquidating valuations as of the balance sheet date.

HEDGE POLICY — FUEL

The Company follows the policy of hedging fuel purchases made on behalf of its customers to minimize the risk due to market fluctuations. The gains and losses relating to closed hedge positions are either billed to or returned to the customers and are allocated based upon their respective volume of business. Balances received from or due to such customers are reflected as other receivables or other liabilities in the financial statements.

FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements are recorded at cost. Expenditures for maintenance, repairs and minor replacements are charged to operations, while expenditures for major replacements and betterments are capitalized.

Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets. Furniture, equipment and leasehold improvements are depreciated over five to forty years.

CASH AND CASH EQUIVALENTS — UNRESTRICTED

Cash equivalents consist of money market funds totaling $2,246,423 and $995,764 at August 31, 2003 and 2002, respectively.

COMMISSION REVENUE AND EXPENSE

Commission on futures contracts is recognized when the related open commodity futures transaction is closed. Commissions on option contracts are recognized upon the purchase or sale of the option.

CLEARING AND TRANSACTION FEES

Clearing and transaction fees are charged when each trade is made (opened and closed).

REVENUE RECOGNITION ON PURCHASE AND SALE OF GRAIN AND FUEL

The Company recognizes revenue on sales when the agricultural products or fuel are shipped and/or the customer takes ownership and assumes risk of loss. In addition, in accordance with accounting principles generally accepted in the United States of America, revenues from certain activities should be reported gross with a separate display of cost of sales to arrive at gross profit. Revenues from our grain merchandising and fuel sales have been presented gross. These grain merchandising and fuel sales include activities in which we are the

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

primary obligor responsible for fulfillment, act as principal, change the product or perform part of the service, take title to inventory and assume the risk and rewards of ownership, such as the risk of loss for collection and delivery.

OTHER REVENUES

The Company reports its equity in the earnings of unconsolidated affiliates as other revenue. This amounted to $185,304, $43,358, and $54,159 in 2003, 2002 and 2001, respectively.

The Company recorded a gain on the sale of its investment in the Chicago Board of Trade Clearing Corporation stock of $263,015 in 2003.

PATRONAGE REFUNDS

The Company operates on a cooperative basis; accordingly, substantially all income arising from business transacted with or for members are allocated to them in the form of cash or members’ equity.

INCOME TAXES

The Company operates as a nonexempt cooperative under Sections 1381 through 1388 of the Internal Revenue Code. Accordingly, federal income taxes are based on nonmember income and the portion of member income not allocated as patronage refunds, if any. The companies file a consolidated income tax return, and income taxes are allocated to the companies on the basis of their taxable income.

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2. EXCHANGE MEMBERSHIPS

The costs of the Company’s exchange memberships include seats on the Chicago Board of Trade, the Board of Trade of Kansas City, Missouri, Inc. and the Minnesota Grain Exchange. These memberships cost the Company $991,150, $111,000 and $52,500, respectively.

3. INCOME TAXES

Income tax expense consists of current and deferred taxes as follows:

	2003	2002	2001
Current	$1,240,000	$1,240,000	$1,640,000
Deferred	(40,000)	40,000	(50,000)

	$1,200,000	$1,280,000	$1,590,000

Total income tax expense differs from the “expected” tax expense computed by applying the federal income tax rate of 34% for 2003 and 2002 to income before income tax expense as follows:

	2003	2002	2001
“Expected” tax expense	$1,871,799	$1,586,960	$2,569,671
Patronage refund deduction	(680,678)	(430,171)	(1,077,372)
State income tax	75,000	70,000	90,000
Other	(66,121)	53,211	7,701

	$1,200,000	$1,280,000	$1,590,000

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to deferred income tax assets are:

	8/31/2003	8/31/2002
Pension liability	$2,123,000	$993,000
Deferred compensation	609,300	558,900
All other assets	153,700	84,100

Net deferred tax assets	$2,886,000	$1,636,000

The Company has not provided a valuation allowance as management believes that the amounts are more likely than not to be realized in the foreseeable future.

4. RETIREMENT PLANS

The Company has a noncontributory retirement plan, which is a defined benefit plan that covers substantially all employees. The Company’s policy is to fund amounts that are intended to provide for benefits attributed to service to date.

The following tables present changes in, and components of, the company’s net liability for retirement costs:

Changes in Benefit Obligation	2003	2002
Benefit Obligation at beginning of year	$11,215,691	$7,118,694
Service Cost with interest	1,157,413	631,341
Interest Cost	838,582	563,144
Assumption Changes	3,373,469	1,491,274
Actuarial (gain)/loss	268,711	1,632,601
Benefits Paid	(249,278)	(221,363)

Benefit Obligation at end of year	16,604,588	11,215,691

Changes in Plan Assets
Fair Value Beginning of Year	6,403,797	6,486,251
Actual Return	83,496	(472,896)
Employer Contribution	979,982	611,805
Benefits Paid	(249,278)	(221,363)

Fair Value at end of year	7,217,997	6,403,797

Funded Status	(9,386,591)	(4,811,894)
Unrecognized actuarial (gain)/loss	9,006,087	5,238,880
Contributions from Measurement Date to Fiscal Year End	916,555	410,455
Minimum Liability	(5,853,525)	(3,019,930)

Accrued pension cost	$(5,317,474)	$(2,182,489)

The retirement benefit obligation was determined using the following weighted-average assumptions:
	2003	2002
Weighted-average assumptions:
Discount rate – end of year	6.00%	7.25%
Expected return on assets	8.50%	8.50%
Rate of compensation increase – based on age graded scale	3.50% to 7.20%	3.50% to 7.20%

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of retirement benefit costs recognized in the consolidated statements of operations were as follows:

	2003	2002	2001
Service cost	$1,157,413	$631,341	$474,345
Interest cost	883,582	563,144	481,273
Actual return on assets	(83,496)	(472,896)	(379,172)
Net amortization and deferral	(415,267)	132,647	(185,726)

	$1,542,232	$854,236	$390,720

The Company’s current target allocation for retirement plan assets is 65-75 percent in equities and 25-35 percent in fixed income investments.

During the plan’s year ending March 31, 2003, contributions by the Company were $1,089,000 and benefits paid were $273,575. During the plan’s year ended March 31, 2002, contributions by the Company were $785,150 and benefits paid were $206,139. During the plan’s year ended March 31, 2001, contributions by the company were $490,900 and benefits paid were $161,018. A change in the minimum pension liability resulted in a $2,004,985 after-tax charge to other comprehensive loss in 2003 and a $1,927,000 after-tax charge to other comprehensive loss in 2002.

The Company participates in a 401(k) plan in the Thrift/Savings Plan for Cooperatives, a defined contribution plan. The Company contributed approximately $710,000, $660,000 and $559,000 to the 401(k) plan during 2003, 2002 and 2001, respectively.

5. ADJUSTED NET CAPITAL REQUIREMENTS

Pursuant to the rules, regulations and requirements of the Commodity Futures Trading Commission and other regulatory agencies, FCStone is required to maintain certain minimum net capital as defined in such rules, regulations, and requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. FCStone’s adjusted net capital and minimum net capital requirement at August 31, 2003 and 2002 were as follows:

	2003	2002
Adjusted net capital	$14,769,354	$13,271,262

Minimum net capital requirement	$7,537,309	$8,307,262

The rules, regulations, and requirements of the Commodity Futures Trading Commission prohibit the withdrawal of equity if, after giving effect to such withdrawal and capital reductions which are scheduled to occur within six months, adjusted net capital is less than the greater of $375,000 or 7% of the amount required to be segregated.

FCC Investments, Inc. is required to maintain certain net capital as defined by the Securities and Exchange Commission. At August 31, 2003, FCC Investments was in compliance with this requirement.

6. COMMITMENTS AND CONTINGENCIES

The Company leases office space, equipment, automobiles, and an airplane under noncancelable operating leases that expire on various dates through 2007. Most of the Company’s leases provide that the Company pay taxes, maintenance, insurance, and other operating expenses. At August 31, 2003, minimum rental payments due

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under operating leases were as follows: 2004, $1,679,000; 2005, $1,275,000; 2006, $877,000; 2007, $640,000; and 2008, $401,000.

The rental expense under operating leases was approximately $1,968,000, $1,688,000 and $1,501,000 in 2003, 2002 and 2001, respectively.

The Company leases covered hopper cars and, in turn, subleases these cars to a railroad company. The original operating lease expired on September 30, 2002, and the Company continues to lease the cars on a month-to-month basis as allowed under the original lease terms. Rental expense under this lease totaled approximately $620,400 and $588,000 in 2003 and 2002, respectively. The original sublease also expired on September 30, 2002 and was renewed on a cancelable basis for a three year period beginning October 1, 2002. Annual lease rentals under this agreement are expected to be approximately $757,000 in 2004 and 2005. Sublease rental income totaled $795,100 and $764,400 in 2003 and 2002, respectively.

During the year ended August 31, 2003, FGDI entered into a lease agreement for grain bins that are currently under construction. The Company recorded a capitalized asset and capital lease obligation of $5.5 million. During 2003, the Company made payments on the lease equal to $137,500. Annual minimum lease payments are equal to $550,000 and payable for 10 years from the inception of the lease. When construction is completed, the asset will be depreciated on the straight-line method over the remaining lease term.

FGDI also has operating leases for various grain storage facilities. Approximate future minimum rental payments for subsequent fiscal years are as follows: 2004, $1,350,000; 2005, $1,462,000; 2006, $1,462,000; 2007, $1,440,000; and 2008, $1,350,000.

FGDI leases various office space and grain storage facilities under year-to-year operating leases. Rental expense for these offices and facilities was $303,076, $217,171 and $115,230 in 2003, 2002 and 2001, respectively. FGDI also leases the office space in Minnesota. Under this agreement, the Company has future minimum rental payments of $48,660 in fiscal year 2004. FGDI also rents equipment periodically throughout the year under day-to-day agreements. Rent expense for equipment was $18,934, $44,118 and $18,175 in 2003, 2002 and 2001, respectively.

At August 31, 2003 and 2002, FCStone Trading has entered into 55,456 and 70,828 swap or option contracts, respectively, for energy related products and grain products with customers and has entered into offsetting contracts with counterparty entities. The notional value at August 31, 2003 relating to these swaps and option contracts was approximately $263 million. The customers are required to maintain margin accounts with FCStone Trading regarding the swap contracts. In the event the counterparty was unable to meet its contractual obligations, FCStone Trading may be exposed to the risk of purchasing energy related products at prevailing market prices. To mitigate the risk, FCStone Trading has purchased a credit liability insurance policy to partially insure against counterparty losses.

7. MEMBERS’ EQUITY

The Company has an equity plan whereby each member’s individual contribution to equity is determined by reference to its individual volume of future business with FCStone or grain merchandising business with FGDI. This is achieved by the distribution of noncash current percentage in the form of preferred stock. Current patronage is paid 40% in cash, with the balance allocated first to offset amounts unpaid on subscriptions for Class A common stock (Class B common stock is paid in full as a condition of membership); second, paid in the form of distribution of Series I preferred stock to meet minimum Series I preferred stock requirements, as

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provided in the plan; third, paid in the form of distribution of Series II preferred stock for remaining FGDI patronage to meet minimum Series II preferred stock requirements as provided in the plan; and fourth, any remaining balance is payable in cash to the extent the board of directors determines that the Company has sufficient resources to make such payment consistent with prudent business practices.

Following is a reconciliation of Class A and Class B common stock issued and subscribed at August 31, 2003 and 2002.

	August 31,
	2003		2002
	Class A	Class B	Class A	Class B
722 shares (482 shares issued in 2003, 484 shares issued in 2002, and 240 shares subscribed in 2003, 241 shares subscribed in 2002) at $5,000 per share	$3,610,000	—	$3,625,000	—
5 shares at $100,000 par value	—	$500,000	—	$500,000
Stock subscription to be satisfied by future patronage and/or cash	$(856,745)	—	$(842,437)	—

8. LINES OF CREDIT

FCStone has an unsecured line of credit with Harris Trust and Savings Bank, Chicago, Illinois (Harris) in the amount of $15.0 million. The availability of the line of credit at Harris is subject to annual review. The continued availability of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Harris. Borrowings under this line are on a demand basis and bear interest at the prime rate as announced by Harris. There were no borrowings outstanding under this line of credit at August 31, 2003 or 2002.

In September 2002, FCStone increased the original unsecured line of credit with Deere Credit, Inc. by $20.0 million making a total loan commitment of $50.0 million. In November 2002, the terms of the line of credit were amended such that $5.0 million of the $50.0 million would be utilized for the purposes of providing a segregated subordinated revolving line of credit to fund regulatory capital requirements from time to time as required in accordance with the Commodities Futures Trading Commission representing the Chicago Mercantile Exchange. The subordinated revolving line of credit bears interest at the rate of 4.8% in excess of LIBOR. Unused portions of the credit facility require a commitment fee of ½ percent on the unused commitment. There were no borrowings outstanding under this line of credit at August 31, 2003. The portion of the line of credit not represented by the subordinated revolving line of credit line, $45.0 million, is subject to annual review. The continued availability of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Deere Credit, Inc. Borrowings under this line are on a demand basis and bear interest at 0.35% under the Prime rate or base rate of interest established by Citibank, N.A. There were no borrowings outstanding under this line of credit at August 31, 2003.

On June 19, 2003, FGDI amended and restated the agreement with CoBank, ACB, (CoBank) for a line of credit. FGDI’s line of credit with CoBank is for an amount of up to $90.0 million. The commitment expires April 1, 2004 and carries an interest rate on a variable basis indexed to CoBank’s national variable rate, as defined in the agreement. The interest rate was 2.82% at August 31, 2003. The line of credit is secured by inventories, accounts receivable, and intangible properties. The line of credit requires FGDI to maintain working capital at the end of the fiscal year and each month thereafter of not less than $8.0 million and a debt to working capital ratio of not more than 10 to 1. The borrowing outstanding under this line of credit at August 31, 2003 and 2002 were approximately $58.8 million and $50.7 million, respectively.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 31, 2003, FCStone Trading entered into a revolving credit facility with CoBank for $12 million, which will expire on June 30, 2004. The purpose of this commitment is to provide interim fundings to cover any insured losses occurring as a result of counterparty’s default on over-the-counter derivative contracts on physical commodities from the date of default until the date the loss, less any deductible or co-pay which is covered by insurance proceeds. It can also be used to fund fuel purchases in order to provide fuel requirements of participants in the Company’s fuel purchase program, as well as in case of counterparty default to fund the purchase of counterparty bonds for which FCStone Trading has separately purchased credit swap derivatives, and to provide funding for commodity risk management services that the FCStone Trading provides to its members. Amounts outstanding under these credit facilities will bear interest at 1/4 of 1% below the rate of interest established by CoBank from time to time as CoBank Base rate.

Unused portions of the credit facility require a commitment fee of 1/4 of 1% per annum. FCStone Trading is required to maintain at the end of each quarter $2.0 million in current assets in excess of current liabilities and $1.8 million of total assets in excess of total liabilities. At August 31, 2003 and 2002, there were $2.0 million and $0, respectively, amounts outstanding under the above facilities.

On April 15, 2002, FCStone Financial entered into a line of credit agreement with Deere Credit, Inc. in the amount of $50.0 million. The commitment expires March 1, 2004, at which time it is the Company’s intent to renew this agreement. The line of credit carries an interest rate on a variable basis calculated based on the collateral quality of advances requested by FCStone Financial as defined in the agreement. The line of credit is secured by inventories and accounts receivable. FCStone Financial is required to maintain at the end of each month $1.0 million in current assets in excess of current liabilities as well as total assets in excess of total liabilities. In addition, FCStone Financial must obtain a Guaranty from the Company to meet minimum net worth levels of not less than $3.0 million at the end of each month and of not less than $3.5 million at the end of each fiscal year. The Company maintains a limited corporate guarantee with Deere Credit to meet this obligation. There were borrowings outstanding of approximately $15.3 million under this line of credit at August 31,2003.

On February 28, 2003, FCStone Financial entered into a line of credit agreement with CoBank, in the amount of $50.0 million. Interest under the agreement will be determined separately at the time advances are requested by FCStone Financial. Under a subordination agreement dated February 28, 2003, borrowings under the line of credit with Deere Credit, discussed above, are subordinate to those under the line of credit with CoBank. There are no commitment fees associated with this line of credit, and as of August 31, 2003, FCStone Financial had not borrowed funds under the agreement. FCStone Financial is required to maintain equity in excess of $750,000. In addition, the Company maintains a guarantee of payment agreement with CoBank with a maximum obligation of $1.5 million.

9. SUBORDINATED DEBT

On July 1, 2000, FCStone entered into a $1.0 million subordinated note with a former owner of an acquired business. During June 2003, the Company paid $500,000 on the note reducing the balance of the subordinate note to $500,000. The note is a variable rate note and shall bear interest at a rate equal to the prime rate as published in The Wall Street Journal, which was 4.00% and 4.75% at August 31, 2003 and 2002, respectively. The note matures on December 31, 2003 and is subordinated as defined by Commodity Futures Trading Commission Regulations.

10. TRANSACTIONS WITH AFFILIATED COMPANIES

FCStone has entered into an agreement with FCTC to provide management services, including accounting, administrative, personnel, and office space. The Company receives a monthly fee plus 15% of net earnings of FCTC, which totaled approximately $180,000, $260,000 and $454,000 in 2003, 2002 and 2001, respectively.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, commodity and accounts and note receivables, marketable securities and payables contained in the Consolidated Statements of Financial Condition approximates their fair values due to the short-term nature of these instruments. Short-term borrowings and obligations under capital lease have variable rates which approximate fair value.

12. SUBSEQUENT EVENTS

After year-end, FGDI entered into an agreement with CoBank to provide an additional line of credit for an amount up to $30.0 million. The commitment expires April 1, 2004 and carried a variable interest rate indexed to FGDI’s choice of CoBank’s weekly variable rate or LIBOR plus 1.5%.

13. OPERATING SEGMENT INFORMATION

The Company reports its operating segments based on services provided to customers, which includes Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising, and Financial Services. The Commodity and Risk Management Services segment offers commodity services to its customers, with an emphasis on risk management using futures, options and other derivative instruments. The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firms, fund operators, commodities traders and others. The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer in the United States and international markets. The Financial Services segment offers financing and facilitation for customers to carry grain evidenced by warehouse receipts.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment’s portion of the total Company’s income before income taxes and minority interest. The following table presents the significant items by operating segment for the results of operations for the years ended August 31, 2003, 2002 and 2001, respectively:

	Commodity & Risk Management Services	Clearing & Execution Services	Grain Merchandising	Financial Services	Corporate & Other	Total
	(in thousands)
2003
Total net revenues	$38,481	$25,988	$11,260	$164	$185	$76,078
Interest revenue	2,046	1,307	51	164	—	3,568
Interest expense	106	40	1,910	—	2	2,058
Income (loss) before minority interest and income taxes	6,681	947	1,869	109	(3,540)	6,066
Total assets	105,147	265,796	99,770	16,571	4,568	491,852
2002
Total net revenues	$37,107	$19,293	$9,011	$—	$53	$65,464
Interest revenue	2,552	1,058	102	—	10	3,722
Interest expense	238	50	1,091	—	—	1,379
Income (loss) before minority interest and income taxes	5,591	863	2,002	—	(3,188)	5,268
Total assets	135,249	169,775	75,797	15,516	3,189	399,526
2001
Total net revenues	$35,966	$13,072	$7,122	$—	$64	$56,224
Interest revenue	4,515	1,370	116	—	10	6,011
Interest expense	77	83	1,057	—	—	1,217
Income (loss) before minority interest and income taxes	8,339	246	1,941	—	(2,726)	7,800
Total assets	113,338	107,821	47,704	—	3,048	271,911

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly data is set forth in the following table (in thousands).

	Quarter
	First	Second	Third	Fourth	Total
2003
Total net revenues	$19,945	$18,069	$19,323	$18,741	$76,078
Income (loss) before minority interest and income taxes	$2,314	$910	$849	$1,993	$6,066
Net income	$1,851	$619	$460	$1,375	$4,305
2002
Total net revenues	$14,708	$13,446	$17,582	$19,728	$65,464
Income (loss) before minority interest and income taxes	$2,596	$(59)	$1,239	$1,492	$5,268
Net income (loss)	$1,104	$(98)	$843	$1,539	$3,388

FCSTONE GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands)

	May, 31 2004	August 31, 2003
ASSETS
Cash and cash equivalents:
Unrestricted	$3,574	$6,506
Segregated	11,492	5,668
Commodity accounts receivable:
Commodity exchanges and clearing organizations	340,350	224,739
Customer regulated accounts in deficit	13,433	91,630

Total commodity accounts receivable	353,783	316,369

Marketable securities, at fair value	54,418	34,665
Accounts receivable and advances on grain	103,968	74,363
Notes receivable	23,489	11,810
Inventories — grain and fuel	28,293	23,030
Exchange memberships, at cost	1,155	1,155
Investment in Chicago Board of Trade Clearing Corporation, at cost	—	1,079
Furniture, equipment, and improvements, net	3,116	3,025
Construction in progress	5,569	5,569
Deferred income taxes	2,916	2,886
Investments in affiliates	1,635	1,635
Investments in cooperatives	1,443	1,159
Other assets	4,774	2,933

Total Assets	$599,625	$491,852

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Commodity and customer regulated accounts payable	$380,213	$327,861
Trade accounts payable and advances	33,232	25,733
Accrued expenses	17,127	14,942
Notes payable	112,483	76,048
Subordinated debt	5,250	500
Patronage refunds payable in cash	—	1,429
Obligations under capital leases	4,812	5,363

Total liabilities	553,117	451,916

Minority interest	5,284	4,109

Members’ equity:
Preferred stock, nonvoting; $1,000 par value, non-dividend bearing, authorized 50,000 shares:
Series I, issued 12,868 shares in 2004: 13,101 shares in 2003	12,869	13,102
Series II, issued 904.16 shares in 2004 and 2003	904	904
Common Stock:
Class A, voting; $5,000 par value, non-dividend bearing, authorized 2,000 shares	2,728	2,753
Class B, voting; $100,000 par value, non-dividend bearing, authorized 100 shares	500	500
Accumulated other comprehensive loss	(3,932)	(3,932)
Retained earnings	28,155	22,500

Total members’ equity	41,224	35,827

	$599,625	$491,852

See accompanying notes to unaudited condensed consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Nine Months Ended May 31,
	2004	2003
Revenues:
Commissions — commodity futures and options	$38,416	$30,668
Service, consulting and brokerage fees	9,406	8,229
Clearing and transaction fees	12,104	5,311
Interest	2,208	2,905
Other	2,490	1,809
Sale of grain and fuel	1,212,062	870,478

Total revenues	1,276,686	919,400
Cost of grain and fuel sold	1,201,117	862,063

Net revenues	75,569	57,337

Costs and expenses:
Employee compensation and brokerage commissions	20,569	18,536
Pit brokerage and clearing fees	20,511	12,221
Introducing brokerage commissions	7,206	5,638
Employee benefits and payroll taxes	5,281	4,106
Office, equipment and facilities rent and expenses	2,180	1,899
Communications and marketing information	1,510	1,549
Interest	2,717	1,487
Travel and related	1,786	1,567
Depreciation and amortization	623	678
Other operating expenses	5,330	5,583

Total costs and expenses	67,713	53,264

Income before income tax expense and minority interest	7,856	4,073
Minority interest	371	329

Income after minority interest and before income tax expense	7,485	3,744
Income tax expense	1,830	815

Net income	$5,655	$2,929

See accompanying notes to unaudited condensed consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended May 31,
	2004	2003
Cash flows from operating activities:
Net income	$5,655	$2,929
Depreciation and amortization	623	679
Gain on disposal of Chicago Board of Trade Clearing Corporation Stock	(833)	—
Equity in earnings of affiliates, net of distributions	—	10
Minority interest, net of distributions	175	119
Change in commodity accounts receivable/payable, marketable securities and customer segregated funds, net	(10,669)	(2,970)
(Increase) decrease in accounts receivable and advances on grain	(29,605)	(4,221)
Increase in inventory — grain and fuel	(5,263)	(20,456)
Increase in other assets	(2,126)	(685)
Increase in accounts payable	7,459	15,215
Increase in accrued expenses	2,184	869

Net cash used in operating activities	(32,400)	(8,511)

Cash flows from investing activities:
Purchase of furniture, equipment, and improvements	(714)	(667)
Issuance of note receivable, net	(11,678)	(10,541)
Proceeds from sale of Chicago Board of Trade Clearing Corporation Stock	1,912	—

Net cash used in investing activities	(10,480)	(11,208)

Cash flows from financing activities:
Proceeds from note payable, net	36,435	22,239
Proceeds from issuance of Class A common stock	—	1
Payment for redemption of stock	(258)	(217)
Payment of prior year patronage	(1,429)	(935)
Payments under capital lease	(550)	—
Issuance of subordinated debt	4,750	—
Proceeds from sale of minority interest	1,000	—

Net cash provided by financing activities	39,948	21,088

Net decrease in cash and cash equivalents — unrestricted	(2,932)	1,369

Cash and cash equivalents — unrestricted — at beginning of period	6,506	2,643

Cash and cash equivalents — unrestricted — at end of period	$3,574	$4,012

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,623	$1,363
Income taxes	$2,218	$892

See accompanying notes to unaudited condensed consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

ORGANIZATION

The accompanying consolidated financial statements include the financial statements of FCStone Group, Inc. and its wholly owned subsidiaries, FCStone, L.L.C. (FCStone); FCC Investments, Inc. (FCC Investments); FCStone Trading L.L.C. (FCStone Trading); FCC Futures, Inc.; FCStone Financial, Inc. (FCStone Financial); and 70% owned FGDI, L.L.C. (FGDI) (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

FCStone is a commodity futures commission merchant servicing customers primarily in grain and energy related businesses. FCC Investments is registered as a securities broker-dealer. FCStone Trading provides risk management services, acts as a dealer in over-the-counter derivative contracts on physical commodities, and operates a division that purchases and sells liquid fuels to participating members. FCC Futures, Inc. acts as a guaranteed introducing broker of FCStone and is registered as such with the National Futures Association. FCStone Financial provides railcar services to cooperatives through leasing and subleasing of railcars. FCStone Financial also enters into sale/repurchase agreements with cooperatives for the purchase and sale of certain commodities. FGDI’s primary purpose is providing grain cooperatives services relating to grain merchandising.

The Company’s investment in Farmers Commodities Transportation Company, LLC (FCTC) represents 10% of the outstanding member units and is reported under the equity method. FCTC provides railcar service through the leasing and subleasing of railcars and brokering the usage of these cars. FCStone provides management services, including accounting, administrative, personnel, and office space, to FCTC and has two members on FCTC’s board of directors. The Company also has minority holdings in two other entities, Lehi Mills L.L.C. and Hurley & Associates, both of which are carried under the equity method.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and represent the consolidation of all companies in which the Company has a controlling interest. Certain information and disclosures normally included in comprehensive financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the Company’s consolidated financial position, results of operations and cash flows for the periods presented. It is suggested that these interim financial statements be read in conjunction with the audited consolidated financial statements and notes thereto included in this prospectus.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REVENUE RECOGNITION ON PURCHASE AND SALE OF GRAIN AND FUEL

The Company recognizes revenue on sales when the agricultural products or fuel are shipped and/or the customer takes ownership and assumes risk of loss. In addition, in accordance with accounting principles generally accepted in the United States of America, revenues from certain activities should be reported gross with a separate display of cost of sales to arrive at gross profit. Revenues from our grain merchandising and fuel sales have been presented gross. These grain merchandising and fuel sales include activities in which we are the primary obligor responsible for fulfillment, act as principal, change the product or perform part of the service, take title to inventory and assume the risk and rewards of ownership, such as the risk of loss for collection and delivery.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, commodity and accounts and note receivables, marketable securities and payables contained in the Consolidated Statements of Financial Condition approximates their fair values due to the short-term nature of their instruments. Short-term borrowings and obligation under capital lease have variable rates which approximate fair value.

3. OPERATING SEGMENT INFORMATION

The Company reports its operating segments based on services provided to cooperative members, which includes Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising, and Financial Services. The Commodity and Risk Management Services segment offers commodity services to its customers, with an emphasis on risk management using futures, options and other derivative instruments. The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firms, fund operators, commodities traders and others. The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer in the United States and international markets. The Financial Services segment offers financing and facilitation for customers to carry grain evidenced by warehouse receipts.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment’s portion of the total Company’s net income, excluding income taxes and minority interest. The following table presents the significant items by operating segment for the results of operations for the nine months ended May 31, 2004 and 2003, respectively:

	Commodity & Risk Management Services	Clearing & Execution Services	Grain Merchandising	Financial Services	Corporate & Other	Total
	(in thousands)
2004
Total net revenues	$34,934	$29,368	$11,104	$163	$—	$75,569
Income (loss) before minority interest and income taxes	$7,091	$2,760	$1,322	$(239)	$(3,078)	$7,856
Total assets	$184,596	$258,848	$124,884	$27,996	$3,301	$599,625

2003
Total net revenues	$28,618	$19,413	$9,174	$132	$—	$57,337
Income (loss) before minority interest and income taxes	$4,827	$725	$1,096	$132	$(2,707)	$4,073
Total assets	$111,194	$214,226	$96,196	$25,913	$2,269	$449,798

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. LINES OF CREDIT

The Company has renewed the following lines of credit:

•	Deere Credit, Inc. unsecured lines of credit of $54.0 million comprised of a $39.0 million margin call line renewed to March 1, 2005 a $7.0 million subordinated debt line renewed to December 1, 2005 and a $8.0 million general line renewed to October 1, 2006.

•	Harris Trust and Savings Bank unsecured line of credit of $15.0 million was renewed to March 10, 2005.

•	Deere Credit, Inc. secured line of credit of $46 million with FCStone Financial was renewed to March 1, 2005.

•	CoBank secured line of credit of $120.0 million with FGDI was renewed to April 1, 2005.

•	CoBank revolving credit facility with FCStone Trading was renewed to June 30, 2006 at $15.0 million, up from $12.0 million previously.

•	CoBank secured line of credit of $75.0 million with FCStone Financial was renewed to May 1, 2005, up from $50.0 million previously.

The Company borrowed $4.0 million under its Deere subordinated debt line during 2004 at 4.8% in excess of LIBOR. The Company also issued $750,000 of subordinated notes during 2004 at the prime rate as published in the Wall Street Journal, which was at 4% at May 31, 2004.

The CoBank loan agreement with FGDI requires compliance with certain financial covenants, including compliance with minimum net worth, working capital, financial ratios and borrowing base limits. The company was not in compliance with the borrowing base limit at May 31, 2004, but received a written waiver from CoBank.

The Company, through a newly formed, 70%-owned LLC subsidiary, has also entered into a $30.0 million junior, secured revolving credit facility with Sowood Commodity Partners Fund, LP, maturing March 4, 2006 a $20.0 million line of credit with Fortis Capital Corporation and a $5.0 million line of credit with RZB Finance, LLC, both of which are payable on demand.

5. CONTINGENCIES

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI, LLC of charter party agreements regarding four vessels and seeking to recover damages of $242,655, $311,663, $769,302, and $561,854 respectively. The amount of the July 16, 2004 claim is not yet stated. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which is being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyer.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000. Liaoyang Edible Oils alleges that these damages arise out of disputes related to the final pricing of the contract. FGDI intends to vigorously defend this claim and believes that it has meritorious defenses.

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED SCHEDULE -STATEMENT OF FINANCIAL CONDITION

Parent Company Only

August 31, 2003 and 2002

ASSETS	2003	2002
Cash and cash equivalents:	$46,864	$53,637
Accounts receivable	215	215
Deferred income taxes	2,886,000	1,636,000
Investments in affiliates and others	41,154,677	38,624,267

	$44,087,756	$40,314,119

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accrued expenses:
Accrued pension liability	$5,317,474	$2,182,489
Income taxes payable	405,784	272,476
Due to affiliates	—	993,000
Patronage refunds payable in cash	1,428,862	935,432

Total liabilities	7,152,120	4,383,397

Minority interest	1,108,796	758,292

Members’ equity:
Preferred stock, nonvoting; $1,000 par value:
Series I	13,101,327	12,715,955
Series II	904,155	904,155
Common stock:
Class A, voting; $5,000 par value	2,753,255	2,782,563
Class B, voting; $100,000 par value `	500,000	500,000
Accumulated other comprehensive loss	(3,931,985)	(1,927,000)
Retained earnings	22,500,088	20,196,757

Total members’ equity	35,826,840	35,172,430

	$44,087,756	$40,314,119

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED SCHEDULE -STATEMENT OF OPERATIONS

Parent Company Only

Years Ended August 31, 2003, 2002 and 2001

	2003	2002	2001
Revenues:
Interest	$113	$9,560	$10,288
Equity in earnings of affiliates	6,067,802	5,258,625	7,790,106

Total revenues	6,067,915	5,268,185	7,800,394

Costs and expenses:
Interest	1,908	—	—
Bank charges and miscellaneous	—	15	2

Total costs and expenses	1,908	15	2

Income before minority interest and income tax expense	6,066,007	5,268,170	7,800,392
Minority interest	560,714	600,641	242,540

Income before income tax expense	5,505,293	4,667,529	7,557,852
Income tax expense	1,200,000	1,280,000	1,590,000

Net income	$4,305,293	$3,387,529	$5,967,852

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED SCHEDULE - STATEMENTS OF CASH FLOWS

Parent Company Only

Years Ended August 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net income	$4,305,293	$3,387,529	$5,967,852
Equity in earnings of affiliates	(6,067,802)	(5,258,625)	(7,790,106)
Minority interest, net of distributions	350,504	515,752	242,540
(Decrease) increase in deferred income taxes	(120,000)	40,000	(50,000)
Increase in accounts receivable and advances on grain	—	99	1,364,408
Increase (decrease) in other assets	31,890	(31,890)	—
Increase (decrease) in income taxes payable	133,308	(145,737)	297,735
(Decrease) increase in accounts payables	—	(440,000)	128,200

Net cash provided by (used in) operating activities	(1,366,807)	(1,932,872)	160,629

Cash flows from investing activities:
Distributions from affiliates	2,512,502	4,375,716	2,912,884
Capital contribution in affiliate	—	(1,000,000)	—

Net cash provided by investing activities	2,512,502	3,375,716	2,912,884

Cash flows from financing activities:
Proceeds from issuance of Class A common stock	1,500	1,699	1,904
Payment for redemption of stock	(217,221)	(419,440)	(110,976)
Payment of prior year patronage	(936,747)	(1,849,182)	(2,132,609)

Net cash provided by (used in) financing activities	(1,152,468)	(2,266,923)	(2,241,681)

Net increase (decrease) in cash and cash equivalents—unrestricted	(6,773)	(824,079)	831,832
Cash and cash equivalents—unrestricted—at beginning of year	53,637	877,716	45,884

Cash and cash equivalents—unrestricted—at end of year	$46,864	$53,637	$877,716

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,908	$—	$—
Income taxes	1,186,692	1,385,737	1,342,265

SCHEDULE II

FCSTONE GROUP, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(dollars in thousands)

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
Those reserves which are deducted in the Consolidated Financial Statements from Receivables		Charged to Costs and Expenses	Charged to Other Accounts
Fiscal year ended August 31, 2003
Reserve for doubtful accounts	$425	$76	$—	$(56)	$445

Fiscal year ended August 31, 2002
Reserve for doubtful accounts	$405	$310	$—	$(290)	$425

Fiscal year ended August 31, 2001
Reserve for doubtful accounts	$375	$30	$—	$—	$405

APPENDIX A

ARTICLES OF RESTATEMENT AND AMENDMENT OF

FCSTONE GROUP, INC.

TO THE SECRETARY OF STATE

OF THE STATE OF IOWA:

Pursuant to section 1007 of the Iowa Business Corporation Act, the undersigned Corporation delivers these Articles of Restatement and Amendment of FCStone Group, Inc. for filing with the Secretary of State.

1.    The name of the Corporation is FCStone Group, Inc. and the effective date of its incorporation was August 1, 1977.

2.    The Corporation’s Amended and Restated Articles of Incorporation are attached hereto as Exhibit 1.

3.    The Amended and Restated Articles of Incorporation contain new amendments, which were duly approved by the shareholders in the manner required by the Iowa Business Corporation Act and the Articles of Incorporation.

4.    The amendments effect a change in the character of the Corporation and its issued and outstanding common and preferred shares as set forth in the Plan of Conversion attached hereto as Exhibit 2.

5.    The date of adoption of the Amended and Restated Articles of Incorporation and the amendments contained therein was             , 2004.

IN WITNESS WHEREOF, the undersigned officer has executed these Articles of Restatement and Amendment on this          day of             , 2004.

Paul G. Anderson, President

The undersigned, Paul G. Anderson, President of FCStone Group, Inc., hereby certifies in accordance with Section 1007(3) of the Iowa Business Corporation Act that the attached Amended and Restated Articles of Incorporation consolidate all amendments into a single document.

Paul G. Anderson

EXHIBIT 1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

FCSTONE GROUP, INC.

ARTICLE I

NAME OF THE CORPORATION

The name of the Corporation is FCStone Group, Inc.

ARTICLE II

PURPOSES

The Corporation shall have unlimited power to engage in, and to do any lawful act concerning, any or all lawful businesses for which Corporations may be organized under the Iowa Business Corporation Act.

ARTICLE III

AUTHORIZED SHARES

The Corporation shall have authority to issue two classes of stock in the aggregate amounts and with par values as follows:

Number Authorized	Class Designation	Par Value Per Share
20,000,000 shares	Common Stock	No Par Value
20,000,000 shares	Preferred Stock	$10.00

ARTICLE IV

COMMON STOCK

Section 1. Each share of common stock shall have equal rights with each other common share in respect of dividends, voting and in liquidation, except as provided in Section 3 of this Article and in Article VII.

Section 2. The common stock of the Corporation may be transferred only as provided in the Bylaws and on the books of the Corporation, and then only to persons eligible to hold it. No purported assignment or transfer of common stock, the rights or privileges attaching to such stock, or any vote or voice in the management of the affairs of the Corporation, shall pass to any person, unless and until such transfer in accordance with the Bylaws has been completed on the books of the Corporation. The Corporation may require that any certificate or statement of share ownership representing shares of common stock bear a conspicuous legend concerning such restrictions on transfer. Unless otherwise agreed, the Corporation shall have a lien on its issued common stock for indebtedness of the holders thereof to the Corporation or any of its subsidiaries or affiliates.

Section 3. As used in this Section 3, “Conversion Shares” shall mean common shares issued by the Corporation pursuant to Articles III and IV of the “Plan of Conversion” dated as of August 31, 2004 and adopted by the Corporation at the same time as these Amended and Restated Articles of Incorporation, but shall not include any shares issued pursuant to Subscription Rights under Article V of such Plan, or to any other shares. In the event the Board of Directors of the Corporation shall find that any Conversion Shares are held by a holder that has not, for a period of two (2) years, done business with the Corporation, the Corporation shall have the right at its option to purchase all of the common shares of such holder at its book value. In the event that the Corporation exercises its right to purchase such common stock, and the holder of the common stock fails to deliver a certificate, if any, evidencing the common stock, the Corporation may cancel any such certificate on its books and issue a new certificate for such shares of common stock, to the party entitled thereto. The right provided by this Section 3 shall expire if not exercised by the Corporation on or before August 31, 2009.

ARTICLE V

PREFERRED STOCK

Pursuant to Section 602 of the Iowa Business Corporation Act and in the manner provided therein, but subject to the limitations prescribed by law and the provisions of these Articles, the Board of Directors of the Corporation is hereby authorized to provide by resolution for the issuance of preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix and state the designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, applicable to the shares of each series. As provided in Section 602, the Board shall file articles of amendment with the Secretary of State before issuing shares hereunder which designate the terms of the series of preferred shares to be issued, and such articles of amendment shall be referred to in these Articles as a “Certificate of Designation.” The shares of each series of preferred stock authorized by the Board of Directors hereunder may vary from the shares of any other series as to rights, privileges, qualifications, limitations or restrictions applicable thereto.

ARTICLE VI

VOTING AND QUORUM

Section 1. Common stock shall be entitled to vote on all matters coming before the shareholders for decision. Except as provided in Article VII, each share of common stock shall be entitled to one vote in any meeting of the shareholders.

Section 2. Preferred stock shall have only those voting rights as may be required by law or specified for such shares in the Certificate of Designation adopted by the Board of Directors pursuant to Article V.

Section 3. Twenty-five percent (25%) of the shares of common stock entitled to vote at a shareholders meeting shall constitute a quorum. The quorum for preferred shares shall be as provided in the Certificate of Designation adopted by the Board of Directors pursuant to Article V.

ARTICLE VII

LIMITATION ON BENEFICIAL OWNERSHIP OF STOCK

Section 1. No Person, other than the Corporation or any pension, profit-sharing, stock bonus or other compensation plan maintained by the Corporation or by a member of a controlled group of corporations or trades or businesses of which the Corporation is a member for the benefit of the employees of the Corporation, or any trust or custodial arrangement established in connection with any such plan, shall directly or indirectly acquire or hold the beneficial ownership of more than five percent (5%) of the issued and outstanding common stock of the Corporation. Any Person so prohibited whom directly or indirectly acquires or holds the beneficial ownership of more than five percent (5%) of the issued and outstanding common stock in violation of this Section 1 shall be subject to the provisions of Sections 2 and 3 of this Article VII. The Corporation is authorized to refuse to recognize a transfer or attempted transfer of any common stock to any Person who beneficially owns, or who the Corporation believes would become by virtue of such transfer the beneficial owner of, more than five percent (5%) of the common stock.

Section 2. If, notwithstanding the foregoing prohibition, a Person shall, voluntarily or involuntarily, become or attempt to become the purported beneficial owner (the “Purported Owner”) of shares of common stock in excess of five percent (5%) of the issued and outstanding shares of common stock, the number of shares in excess of five percent (5%) shall be deemed to be “Excess Shares,” and shall be entitled to cast one hundredth (1/100) of one vote per share for each Excess Share, for so long as the shares are held or claimed to be held by the Purported Owner.

Section 3. The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by Bylaw or otherwise, regulations and procedures not inconsistent with the express provisions of this Article VII for the orderly application, administration and implementation of the provisions of this Article VII. Such procedures and regulations shall be kept on file with the Secretary of the Corporation and, upon request, shall be mailed to any holder of common stock of the Corporation.

Section 4. When it appears that a particular Person has become a Purported Owner of Excess Shares in violation of Section 1 of this Article VII, or of the rules and regulations of the Board of Directors with respect to this Article VII, and that the provisions of this Article VII require application, interpretation, or construction, then a majority of the directors of the Corporation shall have the power and duty to interpret all of the terms and provisions of this Article VII, and to determine on the basis of information known to them after reasonable inquiry of all facts necessary to ascertain compliance with this Article VII, including, without limitation, (i) the number of shares of common stock beneficially owned by any Person or Purported Owner, (ii) whether a Person or Purported Owner is an Affiliate or Associate of, or is acting in concert with, any other Person or Purported Owner, (iii) whether a Person or Purported Owner has an agreement, arrangement or understanding with any other Person or Purported Owner as to the voting or disposition of any shares of the common stock, (iv) the application of any other definition or operative provision of this Article VII to the given facts, or (v) any other matter relating to the applicability or effect of this Article VII.

Section 5. The Board of Directors shall have the right to demand that any Person who is reasonably believed to be a Purported Owner of Excess Shares (or who holds of record common stock beneficially owned by any Person reasonably believed to be a Purported Owner in excess of such limit) supply the Corporation with complete information as to (i) the record owner(s) of all shares of common stock beneficially owned by such Person or Purported Owner and (ii) any other factual matter relating to the applicability or effect of this Article VII as may reasonably be requested of such Person or Purported Owner.

Section 6. Any applications, interpretations, constructions or any other determinations made by the Board of Directors pursuant to this Article VII, in good faith and on the basis of such information and assistance as was then reasonably available for such purpose, shall be conclusive and binding upon the Corporation and its shareholders and neither the Corporation nor any of its shareholders shall have the right to challenge any such construction, application or determination.

Section 7. In the event any provision (or portion thereof) of this Article VII shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Article VII shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of this Corporation and its shareholders that each such remaining provision (or portion thereof) of this Article VII remain, to the fullest extent permitted by law, applicable and enforceable as to all shareholders, including Purported Owners, if any, notwithstanding any such finding.

Section 8. This Article VII shall not apply to (a) any offer or sale with a view towards public resale made exclusively by the Corporation to any underwriter or underwriters acting on behalf of the Corporation, or to the selling group acting on such underwriter’s or underwriters’ behalf, in connection with a public offering of the common stock; or (b) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction or reorganization that does not have the effect, directly or indirectly, of changing the beneficial ownership interests of the Corporation’s shareholders, other than pursuant to the exercise of any dissenters’ appraisal rights, except as a result of immaterial changes due to fractional share adjustments, which changes do not exceed, in the aggregate, one percent (1%) of the issued and outstanding shares of such class of equity or convertible securities.

Section 9. The restrictions set forth in this Article VII shall be noted conspicuously on all certificates evidencing ownership of Common stock.

Section 10. For the purposes of this Article VII, the terms “Person,” “Beneficial Owner,” “Affiliate” and “Associate” shall have the meanings as defined in Section 3 of Article IX.

ARTICLE VIII

BOARD OF DIRECTORS

The Board of Directors shall consist of not more than fifteen (15) members. The precise number of directors shall be specified in the Bylaws. The qualifications of directors shall be as specified in the Bylaws. Directors shall serve staggered terms as provided in the Bylaws and shall be divided into three groups for this purpose. Members of the Board of Directors shall be nominated and elected for such terms and in such manner as may be prescribed in the Bylaws, with each common share, other than Excess Shares, entitled to one vote for each director to be elected on a non-cumulative basis. Excess Shares shall have the votes provided in Article VII, section 2 of these Articles. A director may be removed, with or without cause, at a meeting called expressly for that purpose by a vote of a majority of common shares then entitled to vote at an election of directors for a director to fill the vacancy which would be created by the removal of such director.

ARTICLE IX

CERTAIN BUSINESS COMBINATIONS

Section 1. In addition to any affirmative vote required by law, by these Articles, or by the provisions of any series of preferred stock that may at the time be outstanding, and except as otherwise expressly provided for in Section 2 of this Article IX, any Business Combination, as hereinafter defined, shall require (i) the affirmative vote of not less than eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of common stock, voting together as a single class (it being understood that for purposes of this Article IX each share of the common stock shall have the number of votes granted to it pursuant to Article VI and Article VII of these Articles or in any resolution or resolutions of the Board of Directors for issuance of shares of preferred stock) and (ii) the affirmative vote of at least fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the common stock not beneficially owned by an Interested Shareholder or any Affiliate or Associate thereof, voting together as a single class. Such affirmative votes shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

Section 2. The provisions of Section 1 of this Article IX shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law or any other provision of these Articles, if the Business Combination shall have been approved by a majority of the Disinterested Directors then in office.

Section 3. For purposes of this Article IX, the following terms shall have the following meanings:

(a)    “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on the date of filing by the Secretary of State of the State of Iowa of these Articles, whether or not the Corporation was then subject to such rule.

(b)    A Person shall be deemed the “beneficial owner,” or to have “beneficial ownership,” of any shares of common stock that:

(i)	such Person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(ii)	such Person or any or its Affiliates or Associates, directly or indirectly, has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (but a Person shall not be deemed to be the beneficial owner of any common stock solely by reason of an agreement, arrangement or understanding with the Corporation to effect a Business Combination) or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote, or to direct the vote of, pursuant to any agreement, arrangement or understanding; or

(iii)	is beneficially owned, directly or indirectly, by any other Person with which such first mentioned Person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of common stock; provided, however, that no director or officer of the Corporation (nor any Affiliate or Associate of any such director or officer) (y) shall, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any common stock of the Corporation beneficially owned by any other such director or officer (or any Affiliate or Associate thereof) or (z) shall be deemed to beneficially own any common stock of the Corporation owned by any pension, profit-sharing, stock bonus or other compensation plan maintained by the Corporation or by a member of a controlled group of corporations or trades or businesses of which the Corporation is a member for the benefit of employees of the Corporation and/or any subsidiary, or any trust or custodial arrangement established in connection with any such plan, not specifically allocated to such Person’s personal account.

(c)    The term “Business Combination” shall mean any transaction that is referred to in any one or more of the following paragraphs (i) through (vi):

(i)	any merger, consolidation or share exchange of the Corporation with (A) any Interested Shareholder, or (B) any other entity (whether or not such other entity is itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of any Interested Shareholder; or

(ii)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder of any assets of the Corporation having an aggregate Fair Market Value equal to five percent (5%) or more of the total assets of the Corporation as of the end of its most recent fiscal year ending prior to the time the determination is being made; or

(iii)	the issuance or transfer by the Corporation (in one transaction or a series of transactions) of any securities of the Corporation to any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder other than (A) on a pro rata basis to all holders of common stock, (B) in connection with the exercise or conversion of securities issued pro rata that are exercisable for, or convertible into, securities of the Corporation or (C) the issuance or transfer of such securities having an aggregate Fair Market Value equal to less than one percent (1%) of the aggregate Fair Market Value of all of the outstanding Capital Stock; or

(iv)	the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(v)	any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of equity or convertible securities of the Corporation or any subsidiary that is directly or indirectly owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments, which changes do not exceed, in the aggregate, 1% of the issued and outstanding shares of such class or series of equity or convertible securities; or

(vi)	the acquisition by the Corporation of any securities of an Interested Shareholder or its Affiliates or Associates.

(d)    “Determination Date” shall mean the date on which the Interested Shareholder became an Interested Shareholder.

(e)    “Disinterested Director” shall mean any member of the Board of Directors of the Corporation who is not an Affiliate or Associate of, or otherwise affiliated with, the Interested Shareholder and who either was a member of the Board of Directors prior to the Determination Date, or was recommended for election by a majority of the Disinterested Directors in office at the time such director was nominated for election.

(f)    “Fair Market Value” shall mean (i) in the case of stock, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the Nasdaq Stock Market or any system then in use, or if no such quotation is available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors then in office, in each case with respect to any class of stock, appropriately adjusted for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Disinterested Directors then in office.

(g)    “Interested Shareholder” shall mean any Person (other than the Corporation, or any pension, profit-sharing, stock bonus or other compensation plan maintained by the Corporation or by a member of a controlled group of corporations or trades or businesses of which the Corporation is a member for the benefit of employees of the Corporation, or any trust or custodial arrangement established in connection with any such plan) who or which:

(i)	is the beneficial owner of five percent (5%) or more of the common stock; or

(ii)	is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of five percent (5%) or more of the then outstanding common stock; or

(iii)	is an assignee of or has otherwise succeeded to any shares of common stock that were at any time within the two-year period immediately prior to the date in question beneficially owned by any other Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended, and not executed on any exchange or in the over-the-counter market through a registered broker or dealer.

In determining whether a Person is an Interested Shareholder pursuant to this subsection (g), the number of shares of common stock deemed to be outstanding shall include shares deemed owned through application of subsection (b) of this Section 3 but shall not include any other shares of common stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h)    “Person” shall mean any corporation, limited liability company, partnership, trust, unincorporated organization or association, syndicate, any other entity or a natural person, together with any Affiliate or Associate of such person or any other person acting in concert with such person.

Section 4. When it appears that a particular Person may be an Interested Shareholder and that the provisions of this Article IX need to be applied or interpreted, then a majority of the directors of the Corporation who qualify as Disinterested Directors shall have the power and duty to interpret all of the terms and provisions of this Article IX, and to determine on the basis of information known to them after reasonable inquiry of all facts necessary to ascertain compliance with this Article IX, including, without limitation, (a) whether a Person is an Interested Shareholder, (b) the number of shares of common stock beneficially owned by any Person, (c) whether a Person is an Affiliate or Associate of another, (d) the Fair Market Value of (i) the assets that are the subject of any Business Combination, (ii) the securities to be issued or transferred by the Corporation in any Business Combination, (iii) the consideration other than cash to be received by holders of shares of any class or series of common stock or common stock other than common stock in any Business Combination, (iv) the outstanding capital stock, or (v) any other item the Fair Market Value of which requires determination pursuant to this Article IX, and (e) whether all of the applicable conditions set forth in Section 2 of this Article IX have been met with respect to any Business Combination.

Any constructions, applications, or determinations made by the Board of Directors or the Disinterested Directors pursuant to this Article IX, in good faith and on the basis of such information and assistance as was then reasonably available for such purpose, shall be conclusive and binding upon the Corporation and its shareholders, and neither the Corporation nor any of its shareholders shall have the right to challenge any such construction, application or determination.

Section 5. Nothing contained in this Article IX shall be construed to relieve any Interested Shareholder from any fiduciary obligations imposed by law.

Section 6. Notwithstanding any other provisions of these Articles or the Bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation), in addition to any affirmative vote required by applicable law and any voting rights granted to or held by holders of preferred stock, any amendment, alteration, repeal or rescission of any provision of this Article IX must also be approved by either (i) a majority of the Disinterested Directors, or (ii) the affirmative vote of not less than eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the common stock, voting together as a single class, together with the affirmative vote of not less than fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the common stock not beneficially owned by any Interested Shareholder or Affiliate or Associate thereof, voting together as a single class.

ARTICLE X

AMENDMENTS

The Corporation reserves the right from time to time to amend, alter, repeal or to add any provision to its Articles in the manner now or hereafter prescribed by law. At any meeting of the shareholders at which a proposed amendment is duly submitted to the meeting in the manner prescribed by law, modifications or revisions of such proposed amendment may be submitted, voted upon and adopted at such meeting in the same manner, and to the same effect, as the original proposed amendment.

ARTICLE XI

BYLAWS

The Bylaws of the Corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the Board of Directors. The Bylaws may contain provisions restricting the transfer of shares.

ARTICLE XII

PREEMPTIVE RIGHTS

Except as may otherwise be provided by the Board of Directors, no holders of any shares of any class of stock of the Corporation shall have any preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of any class of stock of the Corporation now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

ARTICLE XIII

LIMITATION OF LIABILITY OF DIRECTORS

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken or failure to take any action as a director, except for (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Corporation or the shareholders; (3) a violation of section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of law. If the Iowa Business Corporation Act is hereafter amended to permit further limitation on or elimination of the personal liability of the Corporation’s directors, then a director of the Corporation shall be exempt from such liability to the full extent permitted by the Iowa Business Corporation Act as so amended from time to time. Any repeal or modification of the foregoing provisions of this Article XIV, or the adoption of any provision inconsistent herewith, shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission of such director occurring prior to such repeal, modification, or adoption of an inconsistent provision. This Article XIII shall not limit the liability of any director for any act or omission occurring prior to the date these Articles become effective.

ARTICLE XIV

DISSOLUTION

Any resolution to dissolve the corporation shall require for its adoption the affirmative vote of the holders of at least three-fourths (3/4) of the outstanding shares of common stock. The affirmative vote of the holders of at least three-fourths (3/4) of the outstanding shares of common stock entitled to vote thereon shall also be required for the adoption of any amendment altering this provision.

ARTICLE XV

EFFECTIVE DATE

These Amended and Restated Articles of Incorporation shall become effective on September 1, 2004, or the date of filing with the Secretary of State of the State of Iowa, which ever date is later.

FCSTONE GROUP, INC.

By
Paul G. Anderson, President

EXHIBIT 2

FCSTONE GROUP, INC.

PLAN OF CONVERSION

AUGUST 31, 2004

ARTICLE I

PURPOSE

FCStone Group, Inc. (the “Corporation”) was formed to do business as a cooperative on August 1, 1977, and has been owned and operated by its members holding its Class A and Class B common shares. As of the Effective Date stated herein, the Corporation shall cease to operate as a cooperative and all ownership rights and interests of its members shall be converted into common shares of the Corporation, as set forth in this Plan of Conversion.

ARTICLE II

TERMINATION OF COOPERATIVE STATUS

Section 1. As of the Conversion Date, the Corporation shall no longer operate on a cooperative basis and no further patronage based rights of any kind shall accrue to its members for business done on and after the Conversion Date.

Section 2. The termination of cooperative status shall be effected by amendment of the Articles of Incorporation in the form of Amended and Restated Articles of Incorporation of FCStone Group, Inc., which accompany this Plan. Conforming changes to the Bylaws of the Corporation shall be adopted by the Board of Directors, to be effective as of the Conversion Date.

ARTICLE III

CONVERSION OF EXISTING COMMON SHARES,

PREFERRED SHARES, AND SUBSCRIBER RIGHTS

Section 1. As used herein, “New Common Stock” shall mean the common shares authorized by the Amended and Restated Articles of Incorporation adopted herewith.

Section 2. Each issued and outstanding share of existing Class A common stock shall be converted into 500 shares of the New Common Stock.

Section 3. Each issued and outstanding share of existing Class B common stock shall be converted into 10,000 shares of the New Common Stock.

Section 4. The subscription rights of each subscriber for existing Class A common Stock shall be converted on the basis of the amount shown credited to subscriber’s account as of the Effective Date. One share of New Common Stock shall be issued for each $10.00 credited to the account of each Subscriber.

Section 5. All issued and outstanding shares of preferred stock, including all fractional preferred shares, shall be converted into shares of New Common Stock. One share of New Common Stock shall be issued for each $10.00 in par value of each preferred share. For this purpose, the par value of fractional preferred shares shall be proportional to the par value of a whole share.

Section 6. In exchanging shares, no fractional shares or scrip shall be issued. The dollar credited to each subscriber and preferred shareholder on the stock records of the Corporation shall be rounded up to the next highest multiple of $10.00 for the purpose of issuance of shares.

Section 7. All conversions shall be deemed to occur on the Conversion Date, but shall be determined on the basis of the records of the Corporation after giving effect to the distribution of patronage for the year ending August 31, 2004, in the form of common stock and preferred stock credits as provided by the Corporation’s Bylaws as in effect up to the Conversion Date. The shares of New Common Stock shall be distributed on the Distribution Date.

ARTICLE IV

CONVERSION OF PATRONAGE-BASED RIGHTS

Section 1. All of the patronage-based rights of the members of the Corporation shall be terminated or converted into New Common Stock and Subscription Rights on the basis of the formulas provided in this Article IV. Such termination and conversion shall be deemed to occur as of the Conversion Date, with the shares distributed on the Distribution Date. Without limiting the generality of the foregoing, the rights so terminated or converted shall include, but not be limited to: (a) the rights of members to any patronage-based distributions attributable to business done on or after the Conversion Date; (b) all patronage-based rights other than for patronage dividends previously distributed accruing for business before the Conversion Date; (c) all rights in and to the Corporation’s undistributed member surplus; and (d) all rights to share in the proceeds of liquidation on a patronage basis.

Section 2. Promptly after the Effective Date, the Corporation shall cause the fair market value of the Corporation’s assets and business to be determined by appraisal as of the Conversion Date deemed satisfactory to the Board of Directors. The value so determined shall be referred to herein as the “Appraised Value”.

Section 3. The Appraised Value shall be divided by ten (10) to arrive at a number of shares of New Common Stock to be issued pursuant to this Plan of Conversion. Such number of shares is referred to herein as the “Total New Common Shares.”

Section 4. The number of shares of New Common Stock to be distributed in exchange for patronage-based rights under this Article IV shall be the Total New Common Shares minus the number of shares of New Common Stock issued pursuant to the exchange under Sections 2, 3, 4 and 5 of Article III. Such number shall be referred to as the “Number of Patronage-Based Shares”.

Section 5. The Number of Patronage-Based Shares of New Common Stock shall be distributed to members owning stock as of August 31, 2004 in proportion to the Patronage of the Corporation during the fiscal years ending August 31, 2004, August 31, 2003 and August 31, 2002 (the “Computation Period”), computed as follows:

(a)    The total Patronage received (cash and stock) by each Class A member during the Computation Period, including both commission and interest pool amounts, shall be determined.

(b)    The total of $1.35 per round turn trade completed by each Class B member during the Computation Period shall be determined.

(c)    The amounts for Class A and Class B members so determined under subparagraph (a) and subparagraph (b) shall be added together.

(d)    A fraction shall be determined for each Class A and Class B member by dividing their individual amount as determined above by the total of all amounts for all Class A and Class B members.

(e)    Such fraction shall be applied to the Number of Patronage-Based Shares to determine the number of shares of New Common Stock shares to be distributed to each Class A and Class B member in exchange for all of their patronage-based rights.

(f)    No patronage-based shares shall be distributed to any member, which did not patronize the Corporation during the Computation Period.

(g)    The Patronage credited to each member shall include any patronage of any entity to which such member is a successor by merger, acquisition or distribution.

Section 6. In addition to New Common Shares each member shall receive Subscription Rights as provided in Article V as additional consideration for its patronage based rights.

Section 7. No fractional shares or scrip shall be issued. The number of shares of New Common Stock to be distributed to members shall be rounded to the nearest whole number of shares.

Section 8. All conversions shall be deemed to occur on the Conversion Date, but shall be determined on the basis of the records of the Corporation after giving effect to the distribution of patronage for the year ending August 31, 2004, in the form of common stock and preferred stock credits as provided by the Corporation’s Bylaws as in effect up to the Conversion Date. The shares of New Common Stock shall be distributed on the Distribution Date.

ARTICLE V

SUBSCRIPTION RIGHTS

Section 1. Each member to whom New Common Shares are distributed under Article IV of this Plan of Conversion shall also receive a nontransferable Subscription Right, which gives the member a limited time right to purchase additional shares of New Common Stock of the Corporation. The terms of the Subscription Right shall be as provided in section 2, below.

Section 2. Each Subscription Right shall give the holder the right to purchase one hundred (100) shares of New Common Stock for each two hundred (200) shares of New Common Stock distributable to such holder under Article IV of this Plan of Conversion. Subscription Rights shall be issued in multiples of one hundred (100) shares, rounded up to the next highest multiple of one hundred (100) shares. Such right shall be subject to terms and conditions established by the Board of Directors, shall be exercised at a price of $10.00 per share, and shall expire if not exercised within sixty (60) days of the Distribution Date. Partial exercises of subscription rights shall be allowed, so long as the subscription is for not less than one thousand (1000) shares of New Common Stock. Full exercises shall not be subject to any minimum.

ARTICLE VI

RESTRICTIONS ON TRANSFER

Section 1. New Common Shares issued under the terms of this Plan of Conversion shall be subject to restrictions on transfer as follows which shall be set forth in the Bylaws:

(a)    New Common Shares of the Corporation issued under the provisions of this Plan may be transferred to any other holder of New Common Shares, provided that the transferee does not hold more than five percent (5%) of the issued and outstanding common shares of the Corporation after the transfer;

(b)    New Common Shares issued under the provisions of this Plan may be transferred to any transferee approved in advance by the Board of Directors;

(c)    New Common Shares issued under the provisions of this Plan may be transferred to any successor, by merger, reorganization or purchase of substantially all the assets of any holder of New Common Shares;

(d)    New Common Shares issued under the provisions of this Plan are not otherwise transferable.

Section 2. The Board of Directors shall have the right to modify such restrictions by amendment to the Bylaws and shall also have the right to issue other common and preferred shares after the Distribution Date which are subject to different restrictions on transfer or which are freely transferable.

ARTICLE VII

EFFECTIVE DATE, CONVERSION DATE, DISTRIBUTION DATE

Section 1. The Effective Date shall be the beginning of business on September 1, 2004, or the date of the filing of Restated Articles of Incorporation with the Iowa Secretary of State, whichever date is later.

Section 2. The Conversion Date shall be the beginning of business on September 1, 2004.

Section 3. The Distribution Date shall be December 1, 2004, or such later date as may be selected by the Board of Directors, after the Appraised Value has been determined and distribution of patronage dividends for the year ending August 31, 2004 has occurred.

Section 4. It is intended that the Conversion pursuant to this Plan of Conversion will qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and that this Plan of Conversion will constitute a plan of reorganization for that purpose.

ARTICLE VIII

EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation reserves the right to establish an Employee Stock Ownership Plan on or after the Effective Date and to issue New Common Shares to the Plan with rights of transfer which are different than the rights provided herein for shares issued hereunder.

ARTICLE IX

TRANSITION PROVISIONS

Section 1. This Plan of Conversion shall take effect on the Effective Date, but shall be applied as of the Conversion Date.

Section 2. This Plan of Conversion is subject to approval of the common and preferred shareholders of the Corporation and shall be null and void if not approved by vote of such shareholders on or before August 31, 2005.

Section 3. The rights of members existing as of the date of adoption of this Plan of Conversion are subject to redemption upon the call of the Board of Directors in the event that a member does not patronize the Corporation for a period of two (2) years. Such right to redeem shall be applied to the New Common Stock issued under Article III and Articled IV of this Plan of Conversion, but not to shares subscribed under Article V and shall continue for a period of five (5) years from the Conversion Date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 490.850-490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors, officers, employees and agents against liability under certain circumstances. Our existing articles of incorporation and bylaws provide for indemnification of directors, officers and employees to the full extent provided by the Iowa Business Corporation Act. These provisions will be continued in the proposed amended and restated articles of incorporation and bylaws if the restructuring is approved.

As permitted by Section 490.202 of the Iowa Business Corporation Act and Article XIII of the Articles of Incorporation, no director shall be personally liable to the company or its stockholders for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the company or its stockholders; (3) a violation of section 490.833 (relating to certain unlawful distributions to stockholders); or (4) an intentional violation of criminal law.

The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers, and intends to enter into indemnification agreements (in the form to be filed as Exhibit 10.10 hereto) for the benefit of its directors and certain of its officers.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

See exhibits listed on the Exhibit Index following the signature page of this Form S-4, which is incorporated herein by reference.

(b) Financial Statement Schedules

The following schedules are filed as part of this Registration Statement but are not included in this prospectus:

FCStone Group, Inc. and Subsidiaries
Schedule I – Condensed financial information of registrant	S-1
Schedule II – Valuation and qualifying accounts	S-7

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all the information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Des Moines, State of Iowa, on August 18, 2004.

FCSTONE GROUP, INC.
By:	/s/ PAUL G. ANDERSON
Paul G. Anderson, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul G. Anderson, Robert V. Johnson and David A. Bolte, and each of them, either one of whom may act without joinder of the other, his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ PAUL G. ANDERSON Paul G. Anderson	President and Chief Executive Officer (principal executive officer)	August 18, 2004

By:	/s/ ROBERT V. JOHNSON Robert V. Johnson	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	August 18, 2004

By:	/s/ BRUCE KREHBIEL Bruce Krehbiel	Chairman of the Board, Director	August 18, 2004

By:	/s/ JACK FRIEDMAN Jack Friedman	Vice Chairman, Director	August 18, 2004

By:	/s/ ERIC PARTHEMORE Eric Parthemore	Secretary, Director	August 18, 2004

By:	/s/ BRENT BUNTE Brent Bunte	Director	August 18, 2004

	Signature	Title	Date

By:	/s/ DOUG DERSCHEID Doug Derscheid	Director	August 18, 2004

By:	/s/ KENNETH HAHN Kenneth Hahn	Director	August 18, 2004

By:	/s/ RON HUNTER Ron Hunter	Director	August 18, 2004

By:	/s/ TOM LEITING Tom Leiting	Director	August 18, 2004

By:	/s/ DAVE REINDERS Dave Reinders	Director	August 18, 2004

By:	/s/ ROLLAND SVOBODA Rolland Svoboda	Director	August 18, 2004

EXHIBIT INDEX

Exhibit No.	Description of Document

2.1	Plan of Conversion—included in Appendix A to the Proxy Statement-Prospectus

3.1	Amended and Restated Articles of Incorporation of FCStone Group, Inc. (as currently in effect)

3.2	Bylaws of FCStone Group, Inc. (as currently in effect)

3.3	Form of Amended and Restated Articles of Incorporation of FCStone Group, Inc. (to be filed with the Iowa Secretary of State prior to the closing of the offering)—included in Appendix A to the Proxy Statement-Prospectus

3.4	Form of Amended and Restated Bylaws of FCStone Group, Inc. (to be adopted prior to the closing of the transaction)

4.1	Form of Subscription Notice

5.1	Opinion of Dickinson, Mackaman, Tyler & Hagen P.C. (2)

8.1	Opinion of McDermott Will & Emery LLP (2)

10.1	Employment Agreement, dated as of February 22, 2002, by and among FCStone, LLC and Paul G. Anderson

10.2	Employment Agreement, dated as of January 5, 2004, by and among FCStone Group, Inc. and Jeff Soman

10.3	Employment Agreement, dated as of April 18, 1988, by and among Farmers Commodities Corporation and Robert V. Johnson

10.4	Employment Agreement, dated as of May 9, 2003, by and among FCStone, LLC and Steve Gutierrez

10.5	Employment Agreement, dated as of July 8, 1996, by and among Farmers Commodities Corporation, Farmers Grain Dealers, Incorporated and Steve Speck

10.6	CEO Deferred Compensation Plan for Paul G. Anderson dated February 22, 2002

10.7	Farmers Commodities Corporation Supplemental Nonqualified Pension Plan (2)

10.8	Short-term Incentive Plan (2)

10.9	Form of Director Indemnification Agreement (2)

10.10	Statused Revolving Term Loan Supplement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB ($80,000,000) (2)

10.11	Master Loan Agreement, dated November 3, 2003, between FCStone Group, Inc and Deere Credit, Inc.

10.12	Unsecured Revolving Term Note, dated November 3, 2003, between FCStone Group, Inc. and Deere Credit, Inc., due on October 1, 2006

10.13	Change in Terms Agreement to the Unsecured Revolving Term Note, dated July 9, 2004, between FCStone Group, Inc. and Deere Credit, Inc.

10.14	Master Loan Agreement, dated April 15, 2002, between FCStone Financial, Inc. and Deere Credit, Inc.

10.15	First Amendment to the Master Loan Agreement, dated November 3, 2003, between FCStone Financial, Inc. and Deere Credit Inc.

10.16	Revolving Statused Operating Note, dated April 15, 2002, between FCStone Financial, Inc. and Deere Credit, Inc.

Exhibit No.	Description of Document

10.17	Limited Corporate Guaranty, dated April 16, 2002, between FCStone Financial, Inc. and Deere Credit, Inc.

10.18	Change in Terms Agreement to the Revolving Statused Operating Note, dated May 24, 2004, between FCStone Financial, Inc. and Deere Credit, Inc.

10.19	Letter Agreement Extending the Term of the $50 Million Credit Facility, dated February 24, 2004 between FCStone Financial, Inc. and Deere Credit, Inc.

10.20	Revolving Subordinated Loan Agreement, dated November 21, 2002, between FCStone, LLC and Deere Credit, Inc.

10.21	First Amendment to the Revolving Subordinated Loan Agreement, dated November 3, 2003, between FCStone, LLC and Deere Credit, Inc.

10.22	Unsecured Revolving Subordinated Note, dated November 21, 2002, between FCStone, LLC and Deere Credit, Inc., due on December 1, 2005

10.23	First Amendment to the Unsecured Revolving Subordinated Note, dated November 3, 2003, between FCStone, LLC and Deere Credit, Inc.

10.24	Master Loan Agreement, dated February 15, 2001, between FCStone, LLC and Deere Credit, Inc.

10.25	Unsecured Revolving Operating Note, dated March 15, 2002, between FCStone, LLC and Deere Credit, Inc., due on March 1, 2004

10.26	Letter Agreement Extending the Term of the Unsecured Revolving Operating Note to March 1, 2005

10.27	Change in Terms Agreement, dated June 28, 2004, Between FCStone, LLC and Deere Credit, Inc. (2)

10.28	Letter Agreement for $15 Million Credit Facility, dated March 5, 2003, between FCStone, LLC and Harris Trust Savings Bank

10.29	Unsecured Demand Note, dated September 15, 2000, between FCStone, LLC and Harris Trust Savings Bank

10.30	Trust Indenture for Industrial Revenue Bonds, dated December 1, 2003 (2)

10.31	Master Loan Agreement dated February 28, 2003 between FCStone Financial, Inc. and CoBank ACB (2)

10.32	Uncommitted Revolving Credit Supplement and Promissory Note to the Master Loan Agreement between FCStone Financial, Inc. and CoBank ACB (2)

10.33	Guarantee of Payment, dated February 28, 2003, between FCStone Group, Inc. and CoBank ACB (2)

10.34	Master Loan Agreement dated September 1, 1999, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.35	Amendment to Master Loan Agreement, dated September 3, 1999, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.36	Amendment to Master Loan Agreement, dated February 25, 2000, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.37	Amendment to Master Loan Agreement, dated November 28, 2001, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

Exhibit No.	Description of Document

10.38	Amendment to Master Loan Agreement, dated January 27, 2002, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.39	Amendment to Master Loan Agreement, dated July 31, 2003, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.40	Amendment to Master Loan Agreement, dated June 29, 2004, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.41	Revolving Term Loan Supplement, dated September 1, 1999, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.42	Statused Revolving Credit Supplement, dated June 29, 2004, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.43	Master Loan Agreement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB (2)

10.44	Statused Revolving Term Loan Supplement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB ($10,000,000) (2)

10.45	Statused Revolving Term Loan Supplement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB ($30,000,000) (2)

21.1	Subsidiaries of the Registrant

23.1	Consent of KMPG LLP (1)

23.2	Consent of Dickinson, Mackaman, Tyler & Hagen P.C. (included in Exhibit 5.1)

23.3	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1)

24.1	Powers of Attorney (included in the signature pages hereto)

99.1	Form of Proxy

(1)	Filed herewith
(2)	To be filed by amendment